Registration Nos. 333-187762

811-21438

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Room 1680

WASHINGTON, D.C. 20549

202-551-5850

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☒
Pre Effective Amendment No. 1
and

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	☒

(Check appropriate box or boxes)

Amendment No. 1

THE GUARDIAN SEPARATE ACCOUNT R

(Exact Name of Registrant as Specified in Charter)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

(Name of Depositor)

7 Hanover Square, New York, New York 10004

(Address of Principal Executive Offices)

Depositor’s Telephone Number: (212) 598-8359

RICHARD T. POTTER, JR., Senior Vice President and Counsel

The Guardian Insurance & Annuity Company, Inc.

7 Hanover Square

New York, New York 10004

(Name and address of agent for service)

Approximate Date of Proposed Public Offering: Upon the effective date of this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

It is proposed that this filing will become effective (check appropriate box):

☐	immediately upon filing pursuant to paragraph (b) of Rule 485

☐	on (date) pursuant to paragraph (b) of Rule 485

☐	60 days after filing pursuant to paragraph (a)(1) of Rule 485

☐	on (date) pursuant to paragraph (a)(1) of Rule 485

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

The Registrant has registered an indefinite number of its securities under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. The notice required for such rule for the Registrant’s most recent fiscal year was filed on March 22, 2013

VARIABLE ANNUITY PROSPECTUS	Securities Act of 1933 File No. 333-187762
, 2013

THE GUARDIAN INVESTOR PROFREEDOM VARIABLE ANNUITYSM (B Share)

THIS PROSPECTUS describes an Individual Flexible Premium Deferred Variable Annuity Contract. It contains important information that you should know before investing in the contract. Please read this prospectus carefully, and keep it for future reference.

The contract is issued by The Guardian Insurance & Annuity Company, Inc. (GIAC, we, us, our) through its Separate Account R (the Separate Account). The contract is an annuity contract and is a long-term investment vehicle designed for retirement purposes. The contract will also pay a death benefit if the owner dies before annuity payments begin.

Any guarantees under the contract or death benefit riders that exceed the value of your interest in the Separate Account are paid from our general account (not the Separate Account). Therefore, any amounts that we may pay under the contract in excess of your interest in the Separate Account are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.

The minimum initial premium payment is $10,000 ($5,000 if your contract is issued in connection with an individual retirement account, certain pension plans, and other tax-qualified arrangements). Your premiums may be invested in up to 25 of the available variable investment options. The variable investment options invest in the mutual funds (“Funds”) listed below. Some of these Funds may not be available in your state. You may request copies of the prospectuses for these Funds from your registered representative or by calling 1-800-221-3253 or by visiting our web site at www.GuardianInvestor.com. Please read the prospectuses carefully before investing.

•	AllianceBernstein Variable Products Series Fund, Inc.
–	AllianceBernstein VPS Dynamic Asset Allocation Portfolio Class B
•	ALPS Variable Investment Trust
–	ALPS/Alerian Energy Infrastructure Portfolio Class III
•	American Century Variable Portfolios, Inc.
–	American Century VP Inflation Protection Fund Class II
–	American Century VP Mid Cap Value Fund Class II
•	DWS Variable Series II
–	DWS Alternative Asset Allocation VIP Class B
•	Fidelity® Variable Insurance Products
–	Fidelity VIP Growth Opportunities Portfolio Service Class 2
•	Franklin Templeton Variable Insurance Products Trust
–	Franklin Growth and Income Securities Fund Class 2
•	Invesco Variable Insurance Funds
–	Invesco V.I. Balanced-Risk Allocation Fund Series II shares
•	Ivy Funds Variable Insurance Portfolios
–	Ivy Funds VIP Global Bond
–	Ivy Funds VIP High Income
•	Janus Aspen Series
–	Janus Aspen Enterprise Portfolio Service Shares
–	Janus Aspen Global Technology Portfolio Service Shares
•	Lazard Retirement Series, Inc.
–	Lazard Retirement Multi-Asset Targeted Volatility Portfolio Service Shares
•	Legg Mason Partners Variable Equity Trust
–	ClearBridge Variable Small Cap Growth Portfolio Class II
–	Legg Mason Dynamic Multi-Strategy VIT Portfolio Class II
•	Merger Fund VL
–	The Merger Fund VL
•	MFS® Variable Insurance Trust II
–	MFS® International Value Portfolio Service Class
•	Northern Lights Variable Trust
–	Mariner Hyman Beck Portfolio Class II
•	Panorama Series Fund
–	Oppenheimer International Growth Fund/VA Service Class
•	PIMCO Variable Insurance Trust
–	PIMCO Global Multi-Asset Managed Volatility Portfolio Advisor Class
–	PIMCO Unconstrained Bond Portfolio Advisor Class
•	Pioneer Variable Contracts Trust
–	Pioneer Bond VCT Portfolio Class II
•	Putnam Variable Trust
–	Putnam VT Absolute Return 500 Fund Class IB
–	Putnam VT Small Cap Value Fund Class IB
•	Rydex Variable Trust
–	Guggenheim VT Multi-Hedge Strategies
–	Guggenheim VT U.S. Long Short Momentum
•	T. Rowe Price Equity Series, Inc.
–	T. Rowe Price Health Sciences Portfolio II

•	The Universal Institutional Funds, Inc.
–	UIF Emerging Markets Equity Portfolio – Class II
•	Van Eck VIP Trust
–	Van Eck VIP Global Hard Assets Service Class
•	Virtus Variable Insurance Trust
–	Virtus Real Estate Securities Series

A Statement of Additional Information for the contract and the Separate Account is available free of charge by writing to GIAC at its Customer Service Office, P.O. Box 26210, Lehigh Valley, Pennsylvania 18002 (regular mail) or 3900 Burgess Place, Bethlehem, Pennsylvania 18017 (overnight mail), or by calling 1-800-221-3253. Its contents are noted on page          of this prospectus.

The Statement of Additional Information, which is dated             , 2013, is incorporated by reference into this prospectus.

The Securities and Exchange Commission (“SEC”) has a Web site (http://www.sec.gov) which you may visit to view this Prospectus, Statement of Additional Information and other information.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus.

The contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, and the contract is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency, and involves investment risk, including possible loss of the principal amount invested.

CONTENTS

The variable annuity contract may not be available in all states or jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. GIAC does not authorize any information or representations regarding the offering described in this prospectus except for information in this prospectus or the Statement of Additional Information or in any supplement thereto or in any supplemental sales material authorized by GIAC.

SUMMARY

SUMMARY

WHAT IS A VARIABLE ANNUITY CONTRACT?

A

VARIABLE ANNUITY CONTRACT allows you to accumulate tax-deferred savings which are invested in options that you choose. This is the accumulation period of the contract. On an agreed date, you will start receiving regular payments. This is the annuity period. The amount of the annuity payments will depend on the amount of accumulation value annuitized, annuity rates, annuity option selected and, for non-qualified contracts, gender of the annuitant.

HOW A VARIABLE ANNUITY WORKS

During the accumulation period, this contract allows you to allocate your net premium payments and accumulation value to as many as 25 of the available variable investment options.

When you allocate your premiums to the variable investment options, you bear the risk of any investment losses. No assurance can be given that the value of the contract during the accumulation period, or the total amount of annuity payments made under the contract, will equal or exceed the net premium payments allocated to the variable investment options.

GIAC has established a Separate Account to hold the variable investments in its annuity contracts. The Separate Account has 30 investment divisions, corresponding to 30 variable investment options, each of which invests in a mutual fund. Your net premiums are used to buy accumulation units in the investment divisions you have chosen.

The total value of your contract’s investment in the investment divisions is known as the accumulation value. It’s determined by multiplying the number of variable accumulation units credited to your account in each investment division by the current value of the division’s units. The value of units in a variable investment division reflects the investment experience within the division. For a complete explanation, please see Financial information: How we calculate unit values.

THE ANNUITY PERIOD

Annuity payments under this contract must begin no earlier than the first contract anniversary (without GIAC’s prior consent) and no later than the contract anniversary immediately following the annuitant’s 100th birthday. Gains under the contract are taxable at distribution, and if you take money out of the contract before age 59 1/2, you may also incur a 10% Federal tax penalty on amounts included in your income. You may select only one of the available annuity payout options under the contract:

•	Life annuity without a guaranteed period
•	Life annuity with a guaranteed period

•	Joint and survivor annuity

•	Payments to age 100

•	Payments for a period certain

•	Payments for 10 year period certain

Please see The annuity period.

OTHER CONTRACT FEATURES

Transfers among investment options

You can make transfers among the variable investment options at any time, although such transfers may be severely restricted in an effort to protect against potential harm from frequent transfers. Please see Frequent transfers among the variable investment options. Transfers must also comply with the rules of any retirement plan that apply. Please see The accumulation period: Transfers.

Death benefits

If you should die before annuity payments begin, then we pay a death benefit first to any surviving owner and then to surviving beneficiaries (in the order you have designated). You also have the option of purchasing an enhanced death benefit rider that may provide a greater death benefit. If the owner is a non-natural person, then the death of the annuitant will be treated as death of an owner for purposes of determining whether a death benefit is payable. Please see Other contract features: Death benefits.

Optional riders

You also have the option to purchase or elect other riders to provide additional benefits. The riders are available only in the states where they have been approved, and where we continue to offer them. These riders may not each be available in combination with other optional benefits under the contract, and may not be appropriate for your situation. There are charges for some of these riders. You should contact your registered representative for information about the availability of any of the riders under your contract. The highest anniversary value death benefit

SUMMARY	PROSPECTUS	1

rider provides for an enhanced death benefit equal to the greater of the death benefit under the contract (without any riders) or the highest contract anniversary value death benefit. The return of premium and return of premium plus death benefit rider may in certain circumstances increase the death benefit payable upon the owner’s death if your adjusted premium payments exceed your contract earnings. Finally, the deferred income annuity payout option rider can create a stream of income payments based on rider elections. Please refer to Other contract features for more information.

Surrenders and withdrawals

At any time during the accumulation period, you may withdraw some or all of the amount you have accumulated in the contract. Taking out all you have accumulated is known as a surrender; taking out part of your accumulation value is a withdrawal. A surrender charge may apply to both surrenders and withdrawals. Surrenders and withdrawals may be subject to any applicable contract fee, premium taxes, state taxes, penalty taxes, and federal income tax and/or federal income tax withholding. Once annuity payments begin, surrenders and withdrawals are available only with the payments to age 100 or the payments for a period certain annuity payout options. Please see The accumulation period: Surrenders and withdrawals. Surrenders from qualified plans may be restricted or forbidden by the plan document and may have negative tax consequences.

EXPENSES

The following are expenses that you will incur as a contract owner:

•	Operating expenses for mutual funds comprising the variable investment options

Management fees, 12b-1 fees, and other expenses associated with the Funds that you may pay while owning the contract currently, range from 0.73% to 3.80% but may be different in the future. Actual charges will depend on the variable investment options you select. We reserve the right to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

•	Contract charges

We apply an administrative charge and a daily mortality and expense risk charge, calculated at an annual rate of 1.00% of the accumulation value in the variable investment options.

The following are expenses that you may incur as a contract owner:

•	Surrender charges

We assess a charge on total surrenders and withdrawals of accumulation value. We deduct up to 8% of each premium payment withdrawn within the first seven years of receipt of each such premium payment. However, the contract permits withdrawal each contract year of a “free withdrawal amount” that may be withdrawn from the contract without incurring a surrender charge. See Surrenders and withdrawals.

•	Highest anniversary value death benefit rider expense

If you choose this benefit, then we will assess a daily charge at an annual rate of 0.30% of your accumulation value in the variable investment options.

•	Return of premium death benefit rider expense

If you choose this rider, then we will assess a daily charge at an annual rate of 0.25% of your accumulation value in the variable investment options.

•	Return of premium plus death benefit rider expense

If you choose this rider, then we will assess a daily charge at an annual rate of 0.30% of your accumulation value in the variable investment options.

•	Combination of death benefit riders expense

You may choose both the highest anniversary value death benefit rider and the return of premium plus death benefit rider. If you do, then we will assess one combined daily charge at an annual rate of 0.35% of your accumulation value in the variable investment options.

•	Premium taxes

These charges for taxes on premiums or annuity purchase payments are applicable only in some states and municipalities and currently range from 0.50% up to 3.5% of premium payments made to the contract or accumulation value used to purchase an annuity option, depending on state requirements.

This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

2	PROSPECTUS	SUMMARY

•	Withdrawal charge

During the annuity period, if you choose either the Fixed Payments to Age 100 or the Payments for a Period Certain as your annuity payout option, and you make more than one withdrawal in a calendar quarter, then you will pay an administrative charge equal to the lesser of $25 or 2% of the amount of the withdrawal.

DECIDING TO PURCHASE A CONTRACT

The contract is an individual flexible premium deferred variable annuity contract that we may issue as a contract qualified (“qualified contract”) under the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”), or as a contract that is not qualified under the Internal Revenue Code (“non-qualified contract”). You should consider purchasing a variable annuity contract if your objective is to invest over a long period of time and to accumulate assets on a tax-deferred basis, generally for retirement. A tax-deferred accrual feature is provided by any tax-qualified arrangement. Therefore, you should have reasons other than tax deferral for purchasing the contract to fund a tax-qualified arrangement.

You have the right to examine the contract and return it for cancellation within 10 to 30 days of receiving it depending on the state where you live. (If this contract is a replacement for another contract, you may have 10 to 60 days to examine the contract and return it for cancellation.) This is known as the free-look period. If you exercise this free-look privilege, and if you live in a state that does not require us to return premiums paid, you will bear the risk of any decline in your contract’s value during the free-look period. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

Because the laws and regulations that govern the contract vary among the jurisdictions where the contract is sold, some of the contract’s terms may vary depending on where you live. Please check your contract carefully for specific terms and conditions.

We sell other variable annuity contracts with other features and charges. Please contact us if you would like more information.

Please see Special terms used in this prospectus for definitions of key terms.

SUMMARY	PROSPECTUS	3

EXPENSE TABLES

Expenses

The tables will assist you in understanding the various costs and expenses of the contract, the Separate Account and its underlying Funds that you will bear directly or indirectly. See Financial information – Contract costs and expenses. Fund prospectuses provide a more complete description of the various costs and expenses of the underlying variable investment options. Premium taxes may apply.

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer accumulation value among the variable investment options. State premium taxes may also be deducted.*

CONTRACT OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchases:	None
Surrender Charge:	8% declining annually[1]
Number of full years completed since premium payment was made	Surrender charge percentage
0	8%
1	7.5%
2	6.5%
3	5.5%
4	5%
5	4%
6	3%
7	0%

* If you reside in a state that requires us to deduct a premium tax, this tax can range from 0.5% to 3.5% of the premium payments or contract accumulation value used to purchase an annuity option, depending on the state requirements. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

1 The surrender charge may be assessed on premiums withdrawn that were paid into your contract during the previous seven years. Each contract year, however, you may withdraw without a surrender charge a “Free Withdrawal Amount” equal to 10% of total premiums paid minus the aggregate amount of all prior Free Withdrawal Amounts made during the current contract year.

There is a withdrawal charge that applies to withdrawals during the annuity period in excess of one per quarter. This charge is the lesser of $25 or 2% of the withdrawal amount. Withdrawals are available during the annuity period only if you choose the payments to 100 or the period certain annuity payout option. Please see Withdrawal charge, pages 3 and 61 for more information.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the fees and expenses of the underlying mutual funds associated with the variable investment options.

4	PROSPECTUS	EXPENSE TABLES

SEPARATE ACCOUNT LEVEL ANNUAL EXPENSES

(as a percentage of daily net asset value)

HAVDB = Highest Anniversary Value Death Benefit Rider	ROPDB Plus = Return of Premium Death Benefit Plus Rider
ROPDB Basic = Return of Premium Death Benefit Basic Rider

	Basic contract (with no benefit riders)	Contract with HAVDB	Contract with ROPDB Basic	Contract with ROPDB Plus	Contract with HAVDB and ROPDB Plus
Contract Charge	1.00%	1.00%	1.00%	1.00%	1.00
Other Separate Account Fees
Charges for Optional Additional Riders
– HAVDB	0.00%	0.30%	0.00%	0.00%	0.00%
– ROPDB Basic	0.00%	0.00%	0.25%	0.00%	0.00%
– ROPDB Plus	0.00%	0.00%	0.00%	0.30%	0.00%
– Combination HAVDB & ROPDB Plus	0.00%	0.00%	0.00%	0.00%	0.35%
Subtotal Other Separate Account Fees	0.00%	0.30%	0.25%	0.30%	0.35%
Total Separate Account Level Annual Expenses	1.00%	1.30%	1.25%	1.30%	1.35%

The next item shows the minimum and maximum total operating expenses charged by the underlying mutual fund companies for the last completed fiscal year. Expenses may be different in the future. More detail concerning fees and expenses is contained in the prospectus for each underlying mutual fund.

TOTAL ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSES

(expenses that are deducted from the assets of the underlying mutual funds including management fees, distribution and/or service (12b-1) fees, and other expenses)

	Minimum	Maximum
Total Annual Underlying Mutual Fund Operating Expenses (before applicable waivers and reimbursements)*	0.73%	3.80%

The fee and expense information regarding the underlying mutual funds was provided by those mutual funds and has not been independently verified by GIAC.

*	“Total Annual Underlying Mutual Fund Operating Expenses” are expenses for the fiscal year ended December 31, 2012 for all underlying mutual funds. It is important for contractowners to understand that a decline in the underlying mutual funds’ average net assets during the current fiscal year as a result of market volatility or other factors could cause the funds’ expense ratios for the funds’ current fiscal year to be higher than the expense information presented.

EXPENSE TABLES	PROSPECTUS	5

Expense Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These Examples show the maximum costs of investing in the contract, including the contractowner transaction expenses, and Separate Account annual expenses which include a daily contract charge at an annual rate of 1.00% of the accumulation value in the Separate Account. The following two examples assume that you invest $10,000 in the contract for the time periods indicated and that your investment earns a 5% return each year.

Example 1 shows a basic contract with both the Highest Anniversary Value Death Benefit Rider and Return of Premium Death Benefit Plus Rider (which, if invested in the fund with the maximum expense that is available under the contract, would be the most expensive way to purchase the contract) and also shows the maximum (3.80%) and minimum (0.73%) fees and expenses of the underlying mutual funds. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Example 1:	Contract with both the Highest Anniversary Value Death Benefit and Return of Premium Death Benefit Plus riders, and maximum and minimum underlying mutual fund expenses

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$1,341	$2,266	$3,185	$5,309
Minimum:	$1,018	$1,324	$1,655	$2,483
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$541	$1,616	$2,682	$5,309
Minimum:	$218	$674	$1,155	$2,483

Example 2 shows a basic contract without any riders (which is the least expensive way to purchase the contract) and maximum (3.80%) and minimum (0.73%) fees and expenses of the underlying mutual funds. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Example 2:	Basic Contract without any riders and maximum and minimum underlying mutual fund expenses

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$1,304	$2,161	$3,018	$5,031
Minimum:	$982	$1,212	$1,468	$2,100
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$504	$1,511	$2,518	$5,031
Minimum:	$182	$562	$968	$2,100

These Examples do not reflect transfer charges or premium taxes (which ranges from 0.50% up to 3.5%, depending on the jurisdiction).

Please remember that the Examples are an illustration and do not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Examples.

6	PROSPECTUS	EXPENSE TABLES

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

The Guardian Insurance & Annuity Company, Inc. (GIAC) is a stock life insurance company incorporated in the state of Delaware in 1970. GIAC, which issues the contracts offered with this prospectus, is licensed to conduct an insurance business in all 50 states of the United States and the District of Columbia. The company had total admitted assets (Statutory basis) of over $12.3 billion as of December 31, 2012. The financial statements of GIAC, as well as those for the Separate Account, appear in the Statement of Additional Information.

GIAC’s executive office is located at 7 Hanover Square, New York, New York 10004. The mailing address of the GIAC Customer Service Office, which administers these contracts, is P.O. Box 26210, Lehigh Valley, Pennsylvania 18002.

GIAC is wholly owned by The Guardian Life Insurance Company of America (Guardian Life), a mutual life insurance company organized in the State of New York in 1860. As of December 31, 2012, Guardian Life had total admitted assets (Statutory basis) in excess of $37.5 billion. Guardian Life does not issue the contracts offered under this prospectus and does not guarantee the benefits they provide.

EXPENSE TABLES	PROSPECTUS	7

BUYING A CONTRACT

Tax-Free ‘Section 1035’ Exchanges

You can generally exchange one annuity contract for another in a ‘tax-free exchange’ under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this prospectus, you might have to pay a surrender charge and taxes, including a possible penalty tax, on your old contract, and there will be a new surrender charge period for this contract and other charges may be higher (or lower) and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this contract (that person will generally earn a commission if you buy this contract through an exchange or otherwise).

THE PURCHASE PROCESS

If you would like to buy a contract, you must complete, sign, and forward the application form to us at the address set forth below. Alternatively, if permitted in your state, you may also initiate the purchase by using such other form or in such other manner as we find acceptable. You or your agent then must send any applicable paperwork, along with your initial premium payment, by regular U.S. mail to the following address:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

P.O. Box 26210

Lehigh Valley, Pennsylvania 18002

If you wish to send your application or other paperwork and payment by certified, registered or express mail, please address it to:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

3900 Burgess Place

Bethlehem, Pennsylvania 18017

Our decision to accept or reject your proposed purchase is based on administrative rules such as whether you have completed the form completely and accurately or otherwise supplied us with sufficient information for us to accept the proposed purchase. We will not issue a contract if the owner or the annuitant is over 90 years of age, without our prior approval. We have the right to reject any application, proposed purchase or initial premium payment for any reason.

If we accept your purchase as received, we will credit your net premium payment to your new contract within two business days. If your purchase is not complete within five business days of our receiving your application or other applicable paperwork, we will return it to you along with your payment.

Although we do not anticipate delays in our receipt and processing of applications, premium payments or transaction requests, we may experience such delays to the extent that the selling broker or authorized registered representative (i) fails to forward the applications, premium payments and transaction requests to our Customer Service Office on a timely basis, or (ii) experiences delays in determining whether the contract is suitable for you. Any such delays will affect when your contract can be issued and your purchase payment applied.

If you are considering purchasing a contract with the proceeds of another annuity or life insurance contract, it may not be advantageous to replace the existing contract by purchasing this contract. A variable annuity is not a short-term investment.

8	PROSPECTUS	BUYING A CONTRACT

PAYMENTS

We require a minimum initial premium payment of $5,000 for qualified contracts and $10,000 for non-qualified contracts. Thereafter, the minimum additional payment is $100. However, if you purchase a contract through an employer payroll deduction plan, we may accept purchase payments below $100. We will not accept premium payments greater than $1,000,000 in the first contract year without prior permission from an authorized officer of GIAC. Without our consent, total flexible premium payments made in any contract year after the first may not exceed the lesser of $100,000 or the aggregate amount of premiums paid in the first contract year without prior approval. GIAC will not accept total premium payments of greater than $3,000,000 over the life of the contract. Minimum and maximum premium payments may be different if you select certain optional riders with your contract. Please refer to those rider sections in this prospectus for further information. Not withstanding the above maximum premiums, we reserve the right to refuse any premium which would cause the aggregate premiums for all in force individual deferred variable contracts issued by GIAC owned individually or jointly by an owner of the contract who is a natural person to exceed $6,000,000.

BUYING A CONTRACT	PROSPECTUS	9

THE ACCUMULATION PERIOD

Accumulation units

The value of accumulation units will vary as the value of investments rises and falls in the variable investment options and also due to expenses and the deduction of certain charges.

HOW WE ALLOCATE YOUR PREMIUM PAYMENTS

After we receive your initial premium payment and issue a contract to you, we will normally credit subsequent net premiums to your contract on the same day we receive them, provided we receive them in good order at our Customer Service Office before the close of a regular trading session of the New York Stock Exchange, generally 4:00 p.m. Eastern Time (i.e., on a valuation date).

If the New York Stock Exchange closes before its regular closing time, we will normally credit a premium payment received after that close on the next valuation date. If required in your state or municipality, premium taxes are deducted from your payment before we credit it to your contract. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details. We call the amount remaining after this deduction the net premium payment.

If you cancel a premium payment or your premium payment is returned for insufficient funds, we reserve the right to reverse the transaction. You may also be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the investment options you had chosen.

We use net premiums to purchase accumulation units in the variable investment options you have chosen, according to your instructions in the application or as later changed. The prices of accumulation units are set daily because they change along with the share values of the underlying Funds. The amount you pay for each unit will be the price calculated on the valuation date that we receive and accept your payment. The value of accumulation units will vary as the value of investments rises and falls in the variable investment options.

You can change your investment option selections or your percentage allocations by notifying us in writing. We will apply your new instructions to subsequent net premium payments after we receive and accept them at our Customer Service Office. Please remember that you cannot invest in more than 25 variable investment options at any given time.

AUTOMATED PURCHASE PAYMENTS

You may elect to participate in our automated payment program by authorizing your bank to deduct money from your checking account or savings account to make monthly purchase payments. We will debit your account on the 15th of each month or the next business day if the 15th is not a business day (or another day of the month that we choose after we notify you). You tell us the amount of the monthly purchase payment and specify the effective date on our authorization form. You may request to participate, change the amount of your purchase payments, change bank accounts or terminate the program at any time prior to the first of the month for your requested transaction to be processed for that month. For IRAs, the maximum monthly purchase payment is 1/12th of

10	PROSPECTUS	ACCUMULATION PERIOD

your allowable annual contribution. We may modify or terminate the automated payment program at any time, at our sole discretion.

THE SEPARATE ACCOUNT

GIAC has established a Separate Account, known as Separate Account R, to receive and invest your premium payments in the variable investment options. The Separate Account has 30 investment divisions, corresponding to the 30 Funds available to you. The performance of each division is based on the Fund in which it invests.

The Separate Account was established by GIAC on March 12, 2003. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the 1940 Act) and meets the definition of a separate account under federal securities laws. Registration under the 1940 Act does not involve any supervision by the SEC of the investment management or programs of the Separate Account or GIAC. However, both GIAC and the Separate Account are subject to regulation under Delaware law. GIAC is also subject to the insurance laws and regulations of all states and jurisdictions where it is authorized to do business. We own all of the assets of the Separate Account. State insurance law provides that the assets of the Separate Account equal to its reserves and other liabilities are not chargeable with GIAC’s obligations except those under annuity contracts issued through the Separate Account. Income, gains and losses of the Separate Account are kept separate from other income, gains or losses of GIAC and other separate accounts. GIAC may also retain in the Separate Account assets that exceed the reserves and other liabilities of the Separate Account. Such assets can include GIAC’s direct contributions to the Separate Account or the investment results attributable to GIAC’s retained assets. Because such retained assets do not support contract values, GIAC may transfer them from the Separate Account to the general account. We are obligated to pay all amounts promised under the contract.

Each investment division is administered and accounted for as part of the general business of GIAC. Under Delaware law, the income and capital gains or capital losses of each investment division, whether realized or unrealized, are credited to or charged against the assets held in that division according to the terms of the contract, without regard to other income, capital gains or capital losses of the other investment divisions or of GIAC. Contract guarantees, such as annuity payments and death benefits, are guaranteed solely by the financial strength and claims-paying ability of GIAC. According to Delaware insurance law, the assets of the Separate Account are not chargeable with liabilities arising out of any other business GIAC may conduct. Please see Financial information: Federal tax matters.

We have the right to make changes to the Separate Account, to the investment divisions within it, and to the Fund shares they hold. We may make these changes for some or all contracts. These changes must be made in a manner that is consistent with laws and regulations, and when required by law, we will obtain your approval and/or, the approval of any appropriate state or federal regulatory authority. We will use this

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right to serve your best interests and to carry out the purposes of the contract. Possible changes to the Separate Account and the investment divisions include:

•	deregistering the Separate Account under the 1940 Act,

•	operating the Separate Account as a management investment company, or in another permissible form,

•	creating new separate accounts,

•	combining two or more separate accounts or investment divisions,

•	transferring assets among investment divisions, or into another separate account, or into GIAC’s general account,

•	modifying the contracts where necessary to preserve the favorable tax treatment that owners of variable annuities currently receive under the Internal Revenue Code,

•	eliminating the shares of any of the Funds and substituting shares of another appropriate Fund (which may have different fees and expenses or may be available/closed to certain purchasers), and

•	adding, closing or removing investment divisions of the Separate Account to allocations of net premiums or transfers of accumulation value, or both, with respect to some or all contracts.

In addition, a Fund in which an investment division invests may terminate its agreement with us and discontinue offering its shares to that investment division.

VARIABLE INVESTMENT OPTIONS

You may choose to invest in a maximum of 25 of the available variable investment options at any time. Each Fund is an open-end management investment company, registered with the Securities and Exchange Commission under the 1940 Act.

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The Funds have different investment objectives which influence their risk and return. These objectives affect the potential risks and outcome for each Fund, and there is no guarantee that a Fund will be able to meet its investment objectives fully. The table below summarizes their main characteristics.

Variable investment option	Investment objectives	Typical investments
AllianceBernstein VPS Dynamic Asset Allocation Portfolio (Class B)	To maximize total return consistent with the Adviser’s determination of reasonable risk	The Portfolio invests in a globally diversified portfolio of equity and debt securities and other financial instruments, and expects to enter into derivatives transactions, such as options, futures, forwards, or swaps to achieve market exposure. The Portfolio’s neutral weighting, from which it will make its tactical asset allocations, is 60% equity exposure and 40% debt exposure. Within these broad components, the Portfolio may invest in any type of security, including common and preferred stocks, warrants and convertible securities, government and corporate fixed-income securities, commodities, currencies, real estate-related securities and inflation protected securities. The Portfolio may invest in U.S., non-U.S. and emerging market issuers.
ALPS/Alerian Energy Infrastructure Portfolio	Investment results that correspond generally with price and yield performance of its underlying index, Alerian Energy Infrastructure Index	Will invest at least 90% of its net assets in securities that comprise of the Alerian Energy Infrastructure Index (the “Index”). The Index is intended to give investors a means of tracking overall performance of the North American Energy Infrastructure sector. The Index is comprised of equity securities of issuers headquartered or incorporated in the United States and Canada, primarily consisting of common stock, but also including, among others, Master Limited Partnerships and limited liability companies taxed as partnerships (“MLPs”), MLP affiliates and Canadian pipeline trusts and their successor companies.
American Century VP Mid Cap Value Fund Class II	Long-term capital growth with income as a secondary objective	The fund invests at least 80% of its assets in medium size companies. The fund considers medium size companies to include those whose market capitalization at the time of purchase is within the capitalization range of the Russell 3000® Index, excluding the largest 100 such companies. The portfolio managers intend to manage the fund so that its weighted capitalization falls within the capitalization range of the members of the Russell Midcap® Index.

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Variable investment option	Investment objectives	Typical investments
American Century VP Inflation Protection Fund Class II	Long-term total return	The fund invests substantially all of its assets in investment-grade debt securities. To help protect against U.S. inflation, the fund will invest over 50% of its assets in inflation-adjusted debt securities.
DWS Alternative Asset Allocation VIP (Class B)	The fund seeks capital appreciation.

The fund seeks to achieve its objective by investing in alternative (or non-traditional) asset categories and investment strategies. Investments may be made in other DWS funds or directly in the securities and derivative instruments in which such DWS funds could invest. The fund may also invest in Exchange Traded Funds (ETFs) to gain a desired economic exposure to a particular asset category that is not available through a DWS fund. The fund allocates its assets among the following strategies and/or asset categories: market neutral, inflation-protection, commodities, real estate, floating rate loans, infrastructure and emerging markets and other alternative strategies. Deutsche Investment Management Americas Inc. is the investment advisor for the fund. RREEF America L.L.C. and QS Investors, LLC (“QS Investors”), are the subadvisors for the fund.

Fidelity VIP Growth Opportunities Portfolio (Service Class 2)	The fund seeks to provide capital growth.	Normally investing primarily in common stocks. Investing in companies that Fidelity Management & Research Company (FMR) believes has above-average growth potential (stocks of these companies are often called “growth” stocks). Investing in domestic and foreign issuers. Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions to select investments.
Fidelity VIP Overseas Portfolio (Service Class 2)	The fund seeks long-term growth of capital.	Normally investing at least 80% of assets in non-U.S. securities. Normally investing primarily in common stocks. Allocating investments across different countries and regions. Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions to select investments.

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Variable investment option	Investment objectives	Typical investments
Franklin Growth & Income Securities Fund (Class 2 Shares)	Seeks capital appreciation with current income as a secondary goal.	Under normal market conditions, the fund invests predominantly in equity securities, including securities convertible into common stock.
Guggenheim VT Multi-Hedge Strategies	Seeks long-term capital appreciation with less risk than traditional equity funds.	The Fund pursues multiple investment styles or mandates that correspond to investment strategies widely employed by hedge funds. The Fund may be long or short in a broad mix of financial assets including small, mid, and large-capitalization U.S. and foreign common stocks, currencies, commodities, futures, options, swap agreements, high yield securities, and securities of other investment companies, American Depositary Receipts (“ADRs”), exchange-traded funds (“ETFs”), and corporate debt. Certain of the Fund’s derivative investments may be traded in the over-the-counter (“OTC”) market. The Fund may hold U.S. government securities or cash equivalents to collateralize its derivative positions. The Fund also may enter into repurchase agreements with counterparties that are deemed to present acceptable credit risks. The Fund also may invest up to 25% of its total assets in a wholly-owned and controlled Cayman Islands subsidiary (the “Subsidiary”). The Subsidiary is advised by the Advisor, and has the same investment objective as the Fund. Unlike the Fund, however, the Subsidiary may invest to a greater extent in commodity-linked derivative instruments.

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Variable investment option	Investment objectives	Typical investments
Guggenheim VT U.S. Long Short Momentum	Seeks long-term capital appreciation.	The Fund invests in equity securities, including small, mid, and large-capitalization securities, such as U.S. traded common stocks and American Depositary Receipts (“ADRs”), but also may invest in derivative instruments, particularly when seeking “short” exposure, which primarily consist of equity index swaps, futures contracts, and options on securities, futures contracts, and stock indices. Equity index swaps and futures and options contracts enable the Fund to pursue its investment objective without investing directly in the securities of companies included in the different sectors or industries to which the Fund is seeking exposure. On a day-to-day basis, the Fund may hold U.S. government securities, short-term, high quality (rated AA or higher) fixed income securities, money market instruments, overnight and fixed-term repurchase agreements, cash and other cash equivalents with maturities of one year or less to collateralize its derivative positions. The Fund also may enter into repurchase agreements with counterparties that are deemed to present acceptable credit risks.
Invesco V.I. Balanced-Risk Allocation Fund (Series II Shares)	The Fund’s investment objective is total return with a low to moderate correlation to traditional financial market indices	The Fund’s investment strategy is designed to provide capital loss protection during down markets by investing in multiple asset classes. Under normal market conditions, the Fund’s portfolio management team allocates across three asset classes: equities, fixed income and commodities, such that no one asset class drives the Fund’s performance.

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Variable investment option	Investment objectives	Typical investments
Ivy Funds VIP Global Bond	To seek to provide a high level of current income. Capital appreciation is a secondary objective.	Ivy Funds VIP Global Bond seeks to achieve its objectives by investing, during normal market conditions, at least 80% of its net assets in a diversified portfolio of bonds of foreign and U.S. issuers. The Portfolio may invest in securities issued by foreign or U.S. governments and in securities, including loan participations and other loan instruments (loan participations), issued by foreign or U.S. companies of any size, including those in emerging markets. The Portfolio may invest up to 100% of its total assets in securities denominated in currencies other than the U.S. dollar. The Portfolio may invest in bonds of any maturity. Although the Portfolio invests, primarily, in investment grade securities, it may invest up to 100% of its total assets in non-investment grade bonds, commonly called junk bonds, primarily of foreign issuers, that include bonds rated BB+ or lower by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, to be of comparable quality. The Portfolio will only invest in non-investment grade bonds if WRIMCO deems the risks to be consistent with the Portfolio’s objectives. The Portfolio also may invest in equity securities of foreign and U.S. issuers to achieve income and/or its secondary objective of capital appreciation. Many companies have diverse operations, with products or services in foreign markets. Therefore, the Portfolio will have an indirect exposure to foreign markets through investments in these companies.

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Variable investment option	Investment objectives	Typical investments
Ivy Funds VIP High Income	To seek to provide total return through a combination of high current income and capital appreciation.	Ivy Funds VIP High Income seeks to achieve its objective by investing primarily in a diversified portfolio of high-yield, high-risk, fixed-income securities, including loan participations and other loan instruments (loan participations), of U.S. and foreign issuers, the risks of which are, in the judgment of Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, consistent with the Portfolio’s objective. The Portfolio may invest in fixed-income securities of any maturity and in companies of any size. The Portfolio invests primarily in lower-quality debt securities, which include debt securities rated BBB+ or lower by Standard and Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by WRIMCO to be of comparable quality. The Portfolio may invest an unlimited amount of its total assets in non-investment grade debt securities, commonly called junk bonds, which include debt securities rated BB+ or lower by S&P or comparably rated by another NRSRO or, if unrated, determined by WRIMCO to be of comparable quality. Many U.S. companies have diverse operations, with products or services in foreign markets. Therefore, the Portfolio will have an indirect exposure to foreign markets through investments in these companies. WRIMCO may look at a number of factors in selecting securities for the Portfolio, including the economic environment, interest rate trends and industry fundamentals as well as analysis of the company’s fundamentals, including: financial strength, growth of operating cash flows, strength of management, borrowing requirements, improving debt to cash ratios, potential to improve credit standing and a strong, defensible market position.

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Variable investment option	Investment objectives	Typical investments
Janus Aspen Enterprise Portfolio (Service Shares)	Seeks long-term growth of capital.	The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalization falls within the range of companies in the Russell Midcap® Growth Index. Market capitalization is a commonly used measure of the size and value of a company. The Portfolio may also invest in foreign equity and debt securities, which may include investments in emerging markets.
Janus Aspen Global Research Portfolio (Service Shares)	Seeks long-term growth of capital.	The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size located anywhere in the world, from larger, well-established companies to smaller, emerging growth companies. The Portfolio normally invests at least 40% of its net assets in securities of issuers or companies from different countries located throughout the world, excluding the United States. The Portfolio may have significant exposure to emerging markets. The Portfolio may also invest in foreign equity and debt securities.
Lazard Retirement Multi-Asset Targeted Volatility Portfolio (Services Shares)	Total Return	The Investment Manager allocates the Portfolio’s assets among various U.S. and non-U.S. equity and fixed-income strategies managed by the Investment Manager in proportions consistent with the Investment Manager’s evaluation of various economic and other factors designed to estimate probabilities, including volatility. The Investment Manager will make allocation decisions among the strategies based on quantitative and qualitative analysis using a number of different tools, including proprietary software models and input from the Investment Manager’s research analysts.
ClearBridge Variable Small Cap Growth Portfolio (Class II)	Seeks long-term growth of capital.	Normally, the fund invests at least 80% of its assets in equity securities of companies with small market capitalizations and related investments.

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Variable investment option	Investment objectives	Typical investments
Legg Mason Dynamic Multi-Strategy VIT Portfolio (Class II)	The Portfolio seeks the highest total return (that is, a combination of income and long-term capital appreciation) over time consistent with its asset mix. The Portfolio will seek to reduce volatility as a secondary objective.	The fund is a fund of funds—it invests primarily in other funds. These underlying funds are open-end funds managed by the manager or its affiliates, or exchange-traded funds (“ETFs”) that are based on an index and managed by unaffiliated investment advisers.
Mariner Hyman Beck Portfolio (Class II)	Income and Cap Appreciation	Short term fixed Income and Managed Futures (see annual Report)
The Merger Fund VL

Merger arbitrage fund making principal investments in publicly announced mergers, acquisitions, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions. In each case, we purchase these securities at a discount to their expected value upon completion of the transaction, and employ a variety of hedging strategies to limit market-related risk. Clearly defined catalysts, independent research, disciplined deal-termination risk assessment and options-trading expertise are core to the team’s philosophy. The team has flexibility to trade across all aspects of the involved entities’ capital structure in order to maximize the risk/reward profile. We invest in cross-border and international transactions where appropriate. The goal of this Fund is dual: to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital through the minimization of volatility based risk.

The team will choose securities they believe offer the best risk/reward within the strategy guidelines. As a result, portfolio weightings by security category will vary. We use the following instruments:

• Exchange Listed Equities

• Exchange Traded Funds

• Listed Options

• OTC Options

• Equity underlying Total Return Swaps

• Currencies

• Currency Forward Sales

• Corporate Bonds

• Convertible Bonds

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Variable investment option	Investment objectives	Typical investments
MFS® International Value Portfolio (Service Class)	Seeks capital appreciation	Normally invests primarily in foreign equity securities, including emerging market equity securities. Focuses on investing in the stocks of companies MFS believes are undervalued compared to their perceived worth (value companies). The fund may invest in companies of any size.
UIF Emerging Markets Equity Portfolio (Class II)	The Portfolio seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.	The global strategists of the Adviser and its Sub-Advisers analyze the global economic environment, particularly its impact on emerging markets, and allocate the Portfolio’s assets among emerging markets based on relative economic, political and social fundamentals, stock valuations and investor sentiment. The Adviser and/ or Sub-Advisers invest in countries based on the work of country specialists who conduct fundamental analysis of companies within these markets and seek to identify companies with strong earnings growth prospects.
Oppenheimer International Growth Fund/VA (Service Class)	The Fund seeks capital appreciation.	Under normal circumstances, the Fund will invest at least 65% of its total assets in equity securities of issuers that are domiciled or that have their primary operations in at least three different countries outside of the United States and may invest 100% of its assets in foreign companies.

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Variable investment option	Investment objectives	Typical investments
PIMCO Global Multi-Asset Managed Volatility Portfolio (Advisor Class)	Maximum long-term absolute return, with explicit management of portfolio volatility	Under normal circumstances in a combination of affiliated and unaffiliated funds, which may or may not be registered under the Investment Company Act of 1940, as amended (the “1940 Act”), Fixed Income Instruments, equity securities, forwards and derivatives. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Portfolio will invest in such funds, securities, instruments and other investments to the extent permitted under the 1940 Act, or any exemptive relief there from. The Portfolio may invest, without limitation, in any of the Underlying PIMCO Funds (except the PIMCO CommoditiesPLUS® Short Strategy Fund, PIMCO CommoditiesPLUS® Strategy Fund and PIMCO CommodityRealReturn Strategy Fund®). The Portfolio will invest either directly or indirectly (through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States). The Portfolio’s investments will be utilized, in part, in seeking to limit the Portfolio’s overall volatility.
PIMCO Unconstrained Bond Portfolio (Advisor Class)	Maximum long-term return, consistent with preservation of capital and prudent investment management	Under normal circumstances at least 80% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.
Pioneer Bond VCT Portfolio (Class II)	Current Income	Normally, invests 80% of its net assets in debt securities.

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Variable investment option	Investment objectives	Typical investments
Putnam VT Absolute Return 500 Fund IB	Putnam VT Absolute Return 500 Fund seeks to earn a positive total return that exceeds the rate of inflation by 500 basis points (or 5.00%) on an annualized basis over a reasonable period of time (generally at least three years or more) regardless of market conditions.	The fund is designed to pursue a consistent absolute return by combining two independent investment strategies — a beta strategy, which provides broad exposure to investment markets, and an alpha strategy, which seeks returns from active trading. The beta strategy seeks to balance risk and to provide positive total return by investing, without limit, in many different asset classes, including U.S., international, and emerging markets equity securities (growth or value stocks or both) and fixed-income securities; mortgage- and asset backed securities; high yield securities (sometimes referred to as “junk bonds”); inflation-protected securities; commodities; and real estate investment trusts. The alpha strategy involves the potential use of active trading strategies designed to provide additional total return through active security selection, tactical asset allocation, currency transactions and options transactions. In pursuing a consistent absolute return, the fund’s strategies are also generally intended to produce lower volatility over a reasonable period of time than has been historically associated with traditional asset classes that have earned similar levels of return over long historical periods. These traditional asset classes might include, for example, balanced portfolios with significant exposure to both stocks and bonds.
Putnam VT Small Cap Value Fund IB	Capital appreciation	We invest mainly in common stocks of small U.S. companies, with a focus on value stocks. Value stocks are issued by companies that we believe are currently undervalued by the market. If we are correct and other investors recognize the value of the company, the price of its stock may rise. We invest mainly in small companies of a size similar to those in the Russell 2000 Value Index.
T. Rowe Price Health Sciences Portfolio II	Fund seeks long term capital appreciation	Fund investments may be made in any type of security or instrument whose investment characteristics are consistent with its investment program.

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Variable investment option	Investment objectives	Typical investments
Van Eck VIP Global Hard Assets Fund	Seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.	Under normal conditions, the Fund at least 80% of its net assets in securities of “hard assets” companies and instruments that derive their value from “hard assets”. Hard assets include precious metals (including gold), base and industrial metals, energy, natural resources and other commodities.
Virtus Real Estate Securities Series	The fund has investment objectives of capital appreciation and income with approximately equal emphasis.	The fund offers exposure to the equity real estate investment trust (“REIT”) market utilizing a Growth at a Reasonable Price style with macroeconomic and fundamental security analysis to identify the most attractive investment candidates. The subadviser believes the value of a REIT extends beyond the value of the underlying real estate and that through fundamental research, it can uncover and exploit inefficiencies in the market. Under normal circumstances, the fund invests at least 80% of its assets in publicly-traded REITs and companies that are principally engaged in the real estate industry. The fund concentrates its assets in the real estate industry and is non-diversified under federal securities laws.

Some of these Funds may not be available in your state.

Some Funds have similar investment objectives and policies to other funds managed by the same advisor. The Funds may also have the same or similar names to mutual funds available directly to the public on a retail basis. The Funds are not the same funds as the publicly available funds. As a result, the investment returns of the Funds may be higher or lower than these similar funds managed by the same advisor. There is no assurance, and we make no representation, that the performance of any Fund will be comparable to the performance of any other fund.

Some of these Funds are available under other separate accounts supporting variable annuity contracts and variable life insurance policies of GIAC and other companies. We do not anticipate any inherent conflicts with these arrangements. However, it is possible that conflicts of interest may arise in connection with the use of the same Funds under both variable life insurance policies and variable annuity contracts, or under variable contracts that are issued by different companies. While the Board of Directors of each Fund monitors activities in an effort to avoid or correct any material irreconcilable conflicts of interest arising out of this arrangement, we may also take actions to protect the interests of our contract owners. See the accompanying Fund prospectuses for more information about possible conflicts of interest.

Currently all investment advisors (or their affiliates), except RJO Investment Management LLC, pay us compensation every year for administration or other expenses. This compensation ranges from 0.24% to 0.40% of the average daily net assets that are invested in the variable investment options available through the Separate Account. We also receive 12b-1 fees from all Funds, except portfolios from the Rydex Variable Trust and Merger Fund VL. Currently, the amount of 12b-1 fees ranges from 0.25% to 0.50%. These payments may be derived, in whole or in part, from the advisory fee or 12b-1 fee deducted from fund assets. Contract owners, through their indirect investment in the funds, bear the costs of these administration and 12b-1 fees. The amount of these payments may be substantial. We may use these payments for any corporate purpose, including payment of

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expenses that we and/or our affiliates incur in promoting, marketing, and administering the contracts, and that we incur, in our role as an intermediary, in promoting, marketing and administering the funds. We may profit from these payments.

For information about the compensation we pay for sales of the contracts, see Distribution of the contract.

The Funds’ investment advisors and their principal business addresses are shown in the table below.

Variable investment option	Investment advisor address and principal business address	Subadvisor address
AllianceBernstein VPS Dynamic Asset Allocation Portfolio	AllianceBernstein, L.P. 1345 Avenue of the Americas New York, New York 10105
ALPS/Alerian Energy Infrastructure Portfolio	ALPS Advisors, Inc. (Adviser) 1290 Broadway, Suite 1100 Denver, CO 80203
American Century VP Mid Cap Value Fund American Century VP Inflation Protection Fund	American Century Investment Management, Inc. 4500 Main Street Kansas City, Missouri 64111
DWS Alternative Asset Allocation VIP	Deutsche Investment Management Americas Inc. 345 Park Avenue New York, NY 10154	RREEF America L.L.C. 875 North Michigan Avenue, Suite 4100 Chicago, IL 60611 QS Investors, LLC 880 Third Avenue, 7th Floor NY, NY 10022
Fidelity VIP Growth Opportunities Portfolio	Fidelity Management & Research Company and its affiliates 82 Devonshire Street Boston, Massachusetts 02109
Franklin Growth & Income Securities Fund	Franklin Advisers, Inc. One Franklin Parkway San Mateo, California 94403
Guggenheim VT Multi-Hedge Strategies Guggenheim VT U.S. Long Short Momentum	Guggenheim Investments 805 King Farm Boulevard, Suite 600, Rockville MD 20850
Invesco V.I. Balanced-Risk Allocation Fund	Invesco Advisers, Inc. 1555 Peachtree Street, N.E., Atlanta, Georgia 30309
Ivy Funds VIP Global Bond Ivy Funds VIP High Income	Waddell & Reed Investment Management Company 6300 Lamar Avenue P.O. Box 29217 Shawnee Mission, Kansas 66201-9217
Janus Aspen Enterprise Janus Aspen Global Research Portfolio	Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206-4805
Lazard Retirement Multi-Asset Targeted Volatility Portfolio	Lazard Asset Management LLC 30 Rockefeller Plaza New York, NY 10112
ClearBridge Variable Small Cap Growth Portfolio	Legg Mason Partners Fund Advisor, LLC 620 8th Avenue New York, NY 10018	ClearBridge Investments, LLC 620 8th Avenue New York, NY 10018
Legg Mason Dynamic Multi-Strategy VIT Portfolio	Legg Mason Partners Fund Advisor, LLC 620 8th Avenue New York, NY 10018	Legg Mason Global Asset Allocation, LLC 620 8th Avenue New York, NY 10018

ACCUMULATION PERIOD	PROSPECTUS	25

Variable investment option	Investment advisor address and principal business address	Subadvisor address
Mariner Hyman Beck Portfolio	RJO Investment Management, LLC 222 South Riverside Plaza Suite 900 Chicago, IL, 60606
The Merger Fund VL	Westchester Capital Management, LLC 100 Summit Lake Drive Valhalla, NY 10595
MFS® International Value Portfolio	Massachusetts Financial Services Company 111 Huntington Avenue Boston, MA 02199
UIF Emerging Markets Equity	Morgan Stanley Investment Management Inc. 522 Fifth Avenue New York, NY 10036

Morgan Stanley Investment Management Limited,

25 Cabot Square, Canary Wharf, London, E14 4QA, England,

and

Morgan Stanley Investment Management Company,

23 Church Street, 16-01 Capital Square, Singapore

Oppenheimer International Growth Fund/VA	Oppenheimer Funds, Inc. Two World Financial Center 225 Liberty Street, 11th Floor New York, New York 10281-1008
PIMCO Global Multi-Asset Managed Volatility Portfolio PIMCO Unconstrained Bond Portfolio	PIMCO 840 Newport Center Drive Newport Beach, California 92660
Pioneer Bond VCT Portfolio	Pioneer Investment Management, Inc. 60 State Street Boston, Massachusetts 02109
Putnam VT Absolute Return 500 Fund Putnam VT Small Cap Value Fund	Putnam Investment Management LLC. One Post Office Square Boston MA 02109	Putnam Advisory Company, LLC One Post Office Square Boston MA 02109 Putnam Investments Limited Cassini House 57–59 St James’s Street, London, England, SW1A 1LD
T. Rowe Price Health Sciences Portfolio	T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD, 21202
Van Eck VIP Global Hard Assets Fund	Van Eck Associates Corporation 335 Madison Avenue New York, NY 10017
Virtus Real Estate Securities Series	Virtus Investment Partners 100 Pearl Street Hartford, CT 06103	Duff & Phelps Investment Management Co 200 S. Wacker Drive Suite 500 Chicago, IL 60606

SELECTION OF FUNDS

The Funds offered through this product were selected by GIAC based on various factors, including but not limited to asset class coverage, the strength of the advisor’s or sub-advisor’s reputation and tenure, brand recognition, investment performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the fund or its advisor or other service providers provide any revenue to us and the amount of any such revenue (discussed above). In addition, we may include certain funds, such as the RS funds, because they are managed

26	PROSPECTUS	ACCUMULATION PERIOD

or advised by one of our affiliates. We may also consider whether and to what extent the fund’s advisor or an affiliate distribute or provide marketing support for the contracts. We review the Funds periodically and may remove a Fund or limit its availability to new premium payments and/or incoming transfers of accumulation value if we determine that the Fund no longer meets one or more of the selection criteria, and/or the Fund has not attracted significant allocations from Contract owners.

You are responsible for choosing your investment options and the amounts allocated to each that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including a Fund’s prospectus, statement of additional information, and annual and semi-annual shareholder reports. Other sources such as a Fund’s website or newspapers and financial and other magazines may provide more current information, including information about any regulatory actions or investigations relating to the Funds. After you select investment options for your initial premium payment, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the value of your contract resulting from the investment performance of the funds you have chosen.

We do not recommend or endorse any particular fund and we do not provide investment advice.

ADDITION, DELETION, OR SUBSTITUTION OF FUNDS

We do not guarantee that each Fund will always be available for investment through the contract. We reserve the right, subject to compliance with applicable law, to add new Funds or Fund classes, close existing Funds or Fund classes, or substitute Fund shares that are held by any investment division of the Separate Account for shares of a different mutual fund. New or substitute mutual funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a division of the Separate Account without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the Separate Account securities from other mutual funds. We reserve the right to transfer Separate Account assets to another separate account that we determine to be associated with the class of contracts to which this contract belongs.

When you buy a contract, please note:

•	You can choose up to 25 of the available variable investment options at any one time.

•	There are no initial sales charges on the premium payments.

•	All of the dividends and capital gains distributions that are payable to variable investment options are reinvested in shares of the applicable Fund at the current net asset value.

•	When the annuity period of the contract begins, we will apply your accumulation value to a payment option in order to make annuity payments to you.

•

You can arrange to transfer your investments among the variable investment options or change your future allocations by notifying us in writing, electronically or by telephone at our Customer Service Office. Currently, no fee is charged for this, but we reserve the right to charge a fee, to limit the number of transactions or otherwise restrict transaction privileges.

•	You can change beneficiaries as long as the annuitant is living.

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Transfers

You can only transfer money among variable investment options up to 30 days before the date annuity payments begin.

TRANSFERS AMONG THE VARIABLE INVESTMENT OPTIONS

If you are considering a transfer or change in your allocations, be sure to look into each option carefully and make sure your decisions will help you to achieve your long-term investment goals. Transfers are subject to certain conditions, which are described below.

During the accumulation period and up to 30 days before the date annuity payments are scheduled to begin, you can transfer all or part of your accumulation value among the variable investment options. These transfers are subject to the following rules:

•	You are limited to 15 transfers per year;

•	You are limited to no more than 5 transfers within a quarter;

•	You are limited to no more than 3 transfers within a month;

Each transfer involving the variable investment options will be based on the accumulation unit value that is next calculated after we have received transfer instructions from you, in good order, at our Customer Service Office.

Personal security

When you call us, we will require identification of your contract as well as your personal security code. We may accept transfer instructions or changes to future allocation instructions from anyone who can provide us with this information. Neither GIAC, Guardian Investor Services LLC, nor the Funds will be liable for any loss, damage, cost or expense resulting from a telephonic or electronic request that we reasonably believe to be genuine. As a result, you assume the risk of unauthorized or fraudulent telephonic or electronic transactions. We may record telephone conversations without disclosure to the caller. See Telephonic and electronic services.

You must clearly specify in your transfer request the amount to be transferred and the names of the investment options that are affected. We will implement a transfer or changes to your allocations upon receiving your written, telephone or electronic instructions in good order at our Customer Service Office. If we receive your transfer request on a business day before the close of the New York Stock Exchange, generally 4:00 p.m. Eastern time, you will receive that day’s unit values. If we receive your request on a business day after 4:00 p.m., you will receive the next day’s unit values.

FREQUENT TRANSFERS AMONG THE VARIABLE INVESTMENT OPTIONS

Frequent or unusually large transfers may dilute the value of the underlying Fund shares if the trading takes advantage of any lag between a change in the value of an underlying Fund’s portfolio securities and the reflection of that change in the underlying Fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of an underlying Fund at a price that does not reflect the current market value of the portfolio securities of the underlying Fund, and then to realize a profit when the shares are sold the next business day or thereafter. In addition, frequent transfers may increase brokerage and administrative costs of the underlying Fund, and may disrupt an underlying Fund’s portfolio management strategy, requiring it to maintain a relatively higher cash position and possibly resulting in lost opportunity costs and forced liquidations of securities held by the Fund.

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GIAC endeavors to protect long-term contract owners by maintaining policies and procedures to discourage frequent transfers among investment options under the contracts, and has no arrangements in place to permit any contract owner to engage in frequent transfer activity. This contract is not designed for use by individuals or other entities that engage in “market timing” or other types of frequent trading, unusually large transfers, short-term trading, or programmed transfers. If you wish to engage in such strategies, do not purchase this contract.

Deterrence. If we determine that you are engaging in frequent transfer activity among investment options, we may, without prior notice, limit, modify, restrict, suspend or eliminate your right to make transfers or allocation changes. We monitor for frequent transfer activity among the variable investment options based upon established parameters that are applied consistently to all contract owners. Such parameters may include, without limitation, the length of the holding period between transfers, the number of transfers in a specified period, the dollar amount of transfers, and/or any combination of the foregoing. We do not apply our policies and procedures to discourage frequent transfers to dollar cost averaging programs or any asset rebalancing programs.

If transfer activity violates our established parameters, we will apply restrictions that we reasonably believe will prevent any harm to other contract owners and persons with material rights under a contract. This may include applying the restrictions to any contracts that we believe are related (e.g., two contracts with the same owner or owned by spouses or by different partnerships or corporations that are under common control). We also may restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service. Please note: If you engage a third party investment advisor for asset allocation services, then you may be subject to transfer restrictions because of the actions of your investment advisor in providing those services. The restriction that we currently apply is to limit the number of transfers to not more than once every 30 days. We may change this restriction at any time and without prior notice. We will not grant waivers or make exceptions to, or enter into special arrangements with, any contract owners who violate these parameters. If we impose any restrictions on your transfer activity, we will notify you in writing. Restrictions that we may impose, subject to certain contract provisions that are required and approved by state insurance departments, include, without limitation:

•	requiring you to make your transfer requests in writing through the U.S. Postal Service, or otherwise restricting electronic or telephone transaction privileges;

•	refusing to act on instructions of an agent acting under a power of attorney on your behalf;

•	refusing or otherwise restricting any transaction request that we believe alone, or with a group of transaction requests, may have a harmful effect;

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You should be aware that we have entered into a written agreement with each Fund or its principal underwriter that obligates us to provide the Fund, promptly upon request, certain information about the trading activity of individual contract owners, and to execute instructions from the Fund to restrict or prohibit further premium payments or transfers by specific contract owners who have been identified by the Fund as having engaged in transactions that violate the disruptive trading policies established for that Fund.

•	impose a holding period between transfers; or

•	implementing and imposing on you any redemption fee imposed by an underlying fund.

We currently do not impose redemption fees on transfers. Redemption fees and other procedures may be more or less successful than ours in deterring or preventing harmful transfer activity. In the future, some underlying funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds.

Please note that the limits and restrictions described here are subject to GIAC’s ability to monitor transfer activity. Our ability to detect harmful transfer activity may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent frequent transfers, there is no assurance that we will be able to detect and/or to deter frequent transfers.

We may revise our policies and procedures in our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to better detect and deter harmful trading activity, or to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on contract owners engaging in frequent transfers. In addition, our orders to purchase shares of the Funds are generally subject to acceptance by the Fund, and in some cases a Fund may reject or reverse our purchase order. Therefore, we reserve the right to reject any contract owners’ transfer request if our order to purchase shares of the fund is not accepted by, or is reversed by, an applicable Fund.

Underlying Fund Frequent Trading Policies. The underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying Funds should describe any such policies and procedures. The frequent trading policies and procedures of an underlying Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying Funds and the policies and procedures we have adopted to discourage frequent transfers. For instance, an underlying Fund may impose a redemption fee. Contract owners should be aware that we may not have the contractual obligation or the operational capacity to monitor contract owners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying Funds that would be affected by the transfers. For example, underlying Funds may implement policies and procedures for monitoring frequent trading activity that are unique to a particular fund. Because of the number of underlying Funds that we offer under our variable annuity contracts, it may not be possible for us to implement these disparate policies and procedures. Accordingly, you should assume that the sole protection you may have against potential harm from frequent transfers is the protection, if any, provided by the

30	PROSPECTUS	ACCUMULATION PERIOD

policies and procedures we have adopted at the contract level to discourage frequent transfers.

Omnibus Orders. You should note that other insurance companies and retirement plans also invest in the underlying Funds and that those companies or plans may or may not have their own policies and procedures on frequent transfers. You should also know that the purchase and redemption orders received by the underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance and/or annuity contracts. The omnibus nature of these orders may limit the underlying Funds’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying Funds will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that invest in the underlying Funds. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent transfer activity, it may affect the value of your investment in the Fund. In addition, if an underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from contract owners engaged in frequent transfer activity, the underlying Fund may reject the entire omnibus order and thereby interfere with GIAC’s ability to satisfy your request even if you have not made frequent transfers. For transfers into more than one investment option, we may reject or reverse the entire transfer request if any part of it is not accepted by or is reversed by an underlying Fund.

SURRENDERS AND WITHDRAWALS

During the accumulation period and while all contract owners are living, you can redeem your contract in whole. This is known as surrendering the contract. You may also redeem part of your contract during the accumulation period. This is known as a withdrawal. During the annuity period, unless you selected annuity payout Option F-4 or F-5, we will not accept requests for surrenders or withdrawals after the date annuity payments begin.

DIA transfers under the Deferred Income Annuity (DIA) Payout Option rider will be treated as withdrawals except that the DIA transfers will reduce Chargeable Premium by the amount of the DIA transfer that was part of the Free Withdrawal Amount. A cancellation of a DIA transfer will cause the Chargeable Premium to increase by the amount of the Chargeable Premium that was reduced by that DIA transfer. DIA transfers are not subject to surrender charges and federal or state taxes are not withheld. DIA transfers are subject to applicable annuity taxes and will impact the Chargeable Premium, the calculation of surrender charges, and allocation of cost basis between the accumulation value of the basic contract and the future stream of income payments under the DIA payout option. Please see “Other Contract Features: Deferred Income Annuity Rider”.

Surrenders and

withdrawals

Surrenders and withdrawals are subject to tax, and may be subject to penalty taxes and mandatory federal income tax withholding. Your ability to withdraw or surrender may be limited by the terms of your qualified plan.

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Your request for surrenders and withdrawals must be received in good order at our Customer Service Office. If you wish to surrender your contract, you must send us the contract or we will not process the request. If you have lost the contract, we will require an acceptable affidavit of loss.

To process a withdrawal, we will redeem enough accumulation units to equal the dollar value of your request. When you surrender your contract, we redeem all the units. For both transactions we use the unit value next calculated after we receive a proper request from you at our Customer Service Office. We will deduct any applicable contract charges, surrender charges and premium taxes from the proceeds of a surrender. In the case of a withdrawal, we will redeem additional units to cover any applicable charges unless you instruct us to do otherwise. See Financial information: Contract costs and expenses. To effect your request, we will redeem accumulation units attributable to the variable investment option choices; this will be done on a pro-rata basis unless you instruct us differently.

A withdrawal will only be permitted if immediately after the withdrawal the contract surrender value is greater than zero. If the accumulation value is less than $2000 after the withdrawal then GIAC reserves the right to terminate the contract, subject to any applicable surrender charge for a surrender.

Surrenders and withdrawals are subject to tax, and may be subject to penalty taxes and mandatory federal income tax withholding. Withdrawals reduce your accumulation value and your death benefit, and may result in a decrease in death benefit greater than the amount of the withdrawal. Your ability to withdraw or surrender may be limited by the terms of a qualified plan.

Free Withdrawal Amount. Each contract year, you are allowed to make an annual withdrawal from the contract, without paying a surrender charge, of an amount equal to 10% of total premiums minus the aggregate amount of all prior Free Withdrawal Amounts made during the current contract year. The Free Withdrawal Amount is not cumulative – any Free Withdrawal Amount not taken during a given contract year cannot be taken as free amounts in a subsequent contract year. The Free Withdrawal Amount is not applicable in the case of a surrender of the contract.

Calculating the Surrender Charge for a Withdrawal. For the purpose of calculating the surrender charge and to minimize the applicable surrender charge, we assume that any amount withdrawn during a contract year will be withdrawn in the following order:

•

from earnings, which, on any valuation date equals the accumulation value on that date, less the total net premiums that have not been previously withdrawn. Note, however: Any amounts withdrawn as part of the Free Withdrawal Amount will not reduce the total net premiums in the calculation of earnings;

•	from net premiums that are no longer subject to a surrender charge;

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•	from the Free Withdrawal Amount; and

•	from Chargeable Premiums on a first-in-first-out basis (i.e., the oldest Chargeable Premium will be withdrawn first).

Calculating the Surrender Charge for a Surrender. If you surrender the contract, the surrender charge is the sum of each surrender charge percentage applicable to each Chargeable Premium multiplied by that Chargeable Premium.

Please note:

•	If you surrender the contract and Chargeable Premiums exceed accumulation value, then we will calculate the surrender charge based on the full amount of Chargeable Premiums.

•

If the contract has been continued under spousal continuation or is a contract that has been issued pursuant to an internal 1035 exchange of certain contracts, then all net premiums made before spousal continuation or the internal 1035 exchange will be treated as not subject to a surrender charge and will be withdrawn first, followed by any premium payments made after spousal continuation.

Systematic Withdrawals. You may request a schedule of systematic withdrawals. Under such a program, you may elect to receive withdrawal proceeds on a monthly, quarterly, semi-annual or annual basis. Redemptions from the contract will be effective typically on the 21st of the month or the next following business day preceding the payment date. Withdrawals under this program are not the same as annuity payments you would receive from a payout option. Your contract value will be reduced by the amount of any withdrawals, applicable contract charges, surrender charges and premium taxes. Such systematic withdrawals may be used to satisfy special tax rules related to substantially equal periodic payments or other needs you may have. We are not responsible for the accuracy of the calculations for distributed amounts or compliance with tax provisions. Please see Financial information: Federal tax matters.

If we receive your surrender or withdrawal request in good order at our Customer Service Office before the end of a valuation date, then we will process your request based on accumulation unit values determined at the end of that valuation date. If we receive your surrender or withdrawal request in good order at our Customer Service Office at or after the end of a valuation date or on a day that is not a valuation date, then we will process your request based on accumulation unit values determined at the end of the next valuation date. We will send you your payment within seven days of receiving a request from you in good order at our Customer Service Office. Please see The accumulation period: Payments.

If you have a question about surrenders or withdrawals, please call us toll free at 1-800-221-3253.

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Programs to build

your annuity

You may wish to take advantage of one of the programs we offer to help you build a stronger annuity. These include dollar cost averaging and portfolio rebalancing.

Assigning contract interests

If the contract is a qualified contract, the contract owner’s interest in the contract cannot be assigned. Assigned contract interests may be treated as a taxable distribution to the contract owner. See Federal tax matters for more information.

Inactive Contracts

Notwithstanding that a DIA payout option rider has been funded and is in force, we may pay the owner the accumulation value in one sum, if, before the annuity commencement date:

•	no premium payments are made for 2 consecutive years;
•	the accumulation value on or after the end of such 2 year period is less than $2,000;

•	the total amount of premium payments made, less any withdrawals, is less than $2,000; and

•

we notified you in writing that this contract is inactive and 6 months after the date of such notice, you have not made any premium payments to bring either your total premium payments less withdrawals or your accumulation value to $2,000.

The proceeds paid to an owner may be subject to any applicable contract charges, surrender charges and premium taxes. Please see Financial information: Federal tax matters.

If the accumulation value is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity but the contract has a funded and in force DIA rider, the contract is not terminated. The DIA rider remains in effect and payments will begin on the DIA commencement date in accordance with the DIA payout option chosen by the contract owner. If the accumulation value is paid out to the contract owner because the contract is surrendered or cancelled due to inactivity and the contract does not have a funded and in force DIA rider, the contract is terminated.

Every state has “escheatment” or unclaimed property laws which generally declare contracts to be abandoned after a period of inactivity of three to five years from the contract’s annuity commencement date, the DIA commencement date or the date the death benefit is due and payable. Such contracts will be surrendered and paid to the abandoned property division or unclaimed property office of the applicable state. States are obligated to pay such assets (without interest) to claimants with proper documentation. You can prevent “escheatment” by keeping your address and the name(s) and address(es) of your designated beneficiary(ies) current.

MANAGING YOUR ANNUITY

You may wish to take advantage of one of the programs we offer to help you build a stronger annuity. These include dollar cost averaging and portfolio rebalancing.

There is no fee for dollar cost averaging or portfolio rebalancing. We also have the right to modify or discontinue either program. We will give you written notice if we do so. Transfers under either program do not count against any free transfers permitted under the contract. You may

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terminate either program at any time. See Transfers for limitations on such transfers.

Dollar Cost Averaging

This approach may help lower your average dollar cost of investing over time. However, there is no guarantee that dollar cost averaging will result in profits or prevent losses.

Fixed Dollar Cost Averaging Program

Under Fixed Dollar Cost Averaging (Fixed DCA), you may transfer set amounts of money from the Fixed Dollar Cost Averaging Account (Fixed DCA Account) over a three month period. If you wish to take advantage of Fixed DCA, you must elect it on your application and your initial net premium, and any subsequent net premiums received prior to the third monthly contract anniversary, must be allocated to the Fixed DCA Account. On each of the first three monthly contract anniversaries, GIAC will transfer a percentage, as shown in the chart below, of the Fixed DCA Account to the variable investment options in accordance with your allocation instructions then in effect. If a monthly contract anniversary is not also a valuation date, the transfer will occur on the next following valuation date.

Monthly Contract Anniversary from Issue Date	Percentage of Fixed DCA Account transferred
1	33 1/3%
2	50%
3	100%

Transfers out of the Fixed DCA Account will be on a first-in-first-out basis, so that transfers will be deemed to come first from the oldest net premium and any interest attributable to that net premium.

We guarantee that the net premium payments you invest in the Fixed DCA Account will earn daily interest at a minimum annual rate of at least 1%. At our discretion, we may credit interest at a rate higher than 1% but we are not obliged to do so. Net premiums that you invest in the Fixed DCA Account become part of GIAC’s general account assets and the value of the net premiums invested in the Fixed DCA Account does not vary with the investment experience of any variable investment option.

We may declare different interest rates in excess of 1% depending on when premium payments are received. This means that amounts allocated to the Fixed DCA Account on any designated valuation date may be credited with a different rate of interest than the rate previously credited to net premiums allocated to the DCA Account on any other valuation date.

Reports

At least twice each year, we send a report to each contract owner that contains financial information about the underlying Funds, according to applicable laws, rules and regulations. If several members of the same household each own a contract, we may send only one such report or prospectus to that address, unless you instruct us otherwise. Similarly, if several members of the same household own a contract, we will send only one contract prospectus each year. In addition, at least once each year, we send a statement to each contract owner that reports the number of accumulation units and their value under the contract.

You may receive additional copies by calling or writing our Customer Service Office.

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Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a contract owner’s account. If these laws apply in a particular situation, we would not be allowed to accept premium payments or to process any request for a surrender, withdrawal, or transfer, or pay death benefits or make annuity payments. If a contract is frozen, the accumulation value would be moved to a special segregated account and held there until we receive instructions from the appropriate federal regulator. These laws may also require us to provide information about you and your contract to government agencies and departments.

Fixed DCA will terminate on the earliest of

•	the valuation date that all amounts have been transferred out of the Fixed DCA Account;

•	the annuity commencement date;

•	the date a transfer or change in allocation instructions under the basic contract is received at our Customer Service Office;

•	the date the basic contract is surrendered or terminated; or

•	the date on which you request that all amounts in the Fixed DCA Account be transferred out of the Fixed DCA Account to the then current allocation options.

If Fixed DCA terminates prior to all amounts being transferred out of the Fixed DCA Account, the remaining amount will be immediately allocated to the then current allocation options in accordance with your instructions in effect at that time. Net premiums received on or after the date Fixed DCA has terminated will be allocated to the allocation options in accordance with your then current allocation instructions.

Portfolio Rebalancing

Over time, you may find that the investment performance of certain Funds results in a shift in your holdings from the percentage you originally allocated. If this occurs, you may wish to use our portfolio rebalancing program to maintain a desired asset allocation mix. If you choose, we will automatically transfer amounts among your variable investment options to return them to the designated percentages when any percentage exceeds or is less than your chosen percentages by at least 5%. We will process these transfers quarterly. To participate in this program you must have an accumulation value of at least $10,000.

Automated Alert Program

Our Automated Alert program offers you the ability to request an e-mail from us notifying you that: 1) your accumulation value in a selected variable investment option either changes by a specified percentage or reaches a specific dollar amount, or 2) your contract accumulation value reaches a certain amount or changes by a certain percentage. The Automated Alert is for your information only. No transaction will occur automatically as a result of either requesting an Automated Alert or receiving an e-mail from us informing you that your specified criteria have been met.

When an Automated Alert meets the criteria you specified, we will send an e-mail notification to you at the e-mail address(es) that you provided to us at the time you requested the Automated Alert. It is your responsibility to ensure that the e-mail addresses that you provided to us are correct and are able to accept delivery of this e-mail notification. We cannot guarantee that you will receive your Automated Alert e-mail. In the event you do not receive the e-mail notification, GIAC will not be responsible for any consequences arising out of any Automated Alert e-mails you do not receive.

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GIAC reserves the right to discontinue or restrict the use of Automated Alerts at any time, at its discretion. GIAC does not currently charge a fee for Automated Alerts. However, we reserve the right to limit the frequency of Automated Alerts or to impose a charge for Automated Alerts. Other rights reserved by GIAC with respect to transfers are described in this prospectus, including the right to refuse transfers under certain conditions. See The accumulation period: Transfers.

Payments

For all transactions, we can delay payment if the contract is being contested. We can also delay payment until a premium payment check has cleared the payee’s bank. We may postpone any calculation or payment from the variable investment options if:

•	the New York Stock Exchange is closed for trading or trading has been suspended, or

•	the Securities and Exchange Commission restricts trading or determines that a state of emergency exists which may make payment or transfer impracticable; or

•	the Securities and Exchange Commission by order so permits for the protection of security holders.

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THE ANNUITY PERIOD

WHEN ANNUITY PAYMENTS BEGIN

You choose the month and year in which we will begin paying annuity benefits. The first payment is made on the first day of the month. The date you choose cannot be earlier than the first contract anniversary (without GIAC’s prior consent) or later than the contract anniversary immediately following the annuitant’s 100th birthday. Please note that this date may be determined by the retirement plan under which your annuity contract was issued. Once annuity payments begin, you may not change: the annuitant; the payout option; the guaranteed period under the chosen payout option; or the survivor percentage in the fixed joint and survivor annuity payment option. See Option F-3 below.

HOW YOUR ANNUITY PAYMENTS ARE CALCULATED

We use the following information to determine the annuity purchase rate when applying your accumulation value to an annuity payout option:

•	the table in your contract reflecting the gender and age of the annuitant at the birthday nearest the date annuity payments are to begin, and

•	the annuity payout option you choose.

Certain guaranteed annuity purchase rates appear in a table in your contract. Currently, we are using annuity purchase rates that are more favorable to you than those in your contract. We may change these rates from time to time but the rate will never be less favorable to you than those guaranteed in your contract. The appropriate annuity purchase rate is then used to calculate the amount of the annuity payments.

The number and amount of your annuity payments will not be affected by the longevity of annuitants as a group. Nor will they be affected by an increase in our expenses over the amount we have charged in your contract.

We will make annuity payments once a month, or on another periodic schedule acceptable to us, except as follows:

•	Proceeds of less than $2,000 will be paid to you in a single payment and the contract will be cancelled.
•	We may change the schedule of payments to avoid payments of less than $20.

PAYEE

Unless you request otherwise, the payee of any annuity payments will be the first among the following who is living at the time the payment is to be made:

•	any surviving owner or joint owner; if none, then

•	any surviving primary beneficiary; and, if none, then

•	any surviving contingent beneficiary.

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If no payees are living and a guaranteed annuity payout period has not ended, then the present value of any remaining annuity payments will be paid to the estate of the last remaining payee.

ANNUITY PAYOUT OPTIONS

You can choose to have annuity payments made under payout options that are available under the contract; we will make annuity payments to you if the annuitant is living and the contract is in force on the annuity commencement date. You can make your choice of annuity payout option at any time before your annuity payments begin. If no election is made as of the annuity commencement date payments will be made monthly under Option F-2, a life annuity with a guaranteed period of 10 years. At any time, we may discontinue any of these options or make additional options available.

Before the annuity commencement date, the owner(s) may elect to restrict certain rights any beneficiary may have under the contract in the event that the contract owner and/or annuitant dies while there are guaranteed annuity payments still outstanding. If you choose this election, the beneficiary may not:

•	elect to be paid the present value of any remaining payments in a lump sum;

•	withdraw a portion of the present value of any remaining annuity payments;

•	name or change any contingent or concurrent beneficiaries; or

•	change the annuity payout option in effect at the time of the death of the contract owner and/or annuitant.

We must receive written notice that you elect to apply the above restrictions. Such notice must be received at our Customer Service Office, in good order and in a form satisfactory to us, before the annuity commencement date. Once elected, only the contract owner on record as of the annuity commencement date can revoke this election, and once it is revoked, it cannot be reinstated. Any existing elections will be canceled in the event of a change of ownership or the addition of a new owner of a contract.

All annuity payout options are fixed rate options. For fixed-rate annuity payment options, each $1,000 of accumulation value is multiplied by the greater of: (i) the current fixed annuity rate in effect on the annuity commencement date applicable to the payout option elected; or (ii) the guaranteed fixed annuity rate for the payout option elected.

OPTION F-1 – Life Annuity without Guaranteed Period

We make fixed payments during the annuitant’s lifetime, ending with the payment preceding the annuitant’s death. This option offers the maximum fixed payment because there is neither a guaranteed minimum number of fixed payments nor a provision for a death benefit for beneficiaries. Payments stop when the annuitant dies. Therefore, if

ANNUITY PERIOD	PROSPECTUS	39

Fixed-rate annuity payout options

•	OPTION F-1 Life Annuity without Guaranteed Period

•	OPTION F-2 Life Annuity with Guaranteed Period

•	OPTION F-3 Joint and Survivor Annuity

•	OPTION F-4 Fixed Payments To Age 100

•	OPTION F-5 Payments for a Period Certain

•	OPTION F-6 10-Year Guaranteed Period

the annuitant dies before the date of the second payment, then it is possible that we may make only one payment under this option.

OPTION F-2 – Life Annuity with Guaranteed Period

We make fixed payments during the annuitant’s lifetime, but if the annuitant dies before the end of the guaranteed period selected by you, the remaining payments will be made to the beneficiary. Payments are guaranteed for any period of between 1 and 30 full years. The length of any guaranteed period must be elected before the annuity commencement date, and cannot exceed the life expectancy of the annuitant. Upon the annuitant’s death, we will pay the balance of the annuity payments for the remainder of the guaranteed period, or the owner or joint owner (if living) or the beneficiary (if any owner is not living) can choose to take all or part of the remaining payments in a lump sum at the present value of the current dollar amount of the remaining payments. If this payee dies while receiving the payments, the present value of the remaining number of payments will be paid in one lump sum to the payee’s estate.

OPTION F-3 – Joint and Survivor Annuity

We make fixed payments during the joint lifetimes of the annuitant and a designated second person, the joint annuitant; if either one dies, payments will continue during the survivor’s lifetime. There are two versions available. After the death of the annuitant or joint annuitant, payments will continue during the survivor’s lifetime based on a percentage (chosen by you) of the payment in effect while both annuitants were living. Under one version of this annuity payout option, it is possible that only one annuity payment will be made if both the annuitant and joint annuitant die before the date of the second payment. Under a second version, payments are guaranteed for any number of full years between 1 and 30; the length of any guaranteed period must be elected before the annuity commencement date, and cannot exceed the life expectancy of either annuitant.

OPTION F-4 – Fixed Payments to Age 100

We make payments that are guaranteed for a whole number of years. The number of years will equal 100 minus the annuitant’s age on the birthday nearest the annuity commencement date when annuity payments begin. Payments will never be less than the guaranteed amounts shown in your contract. If you choose this option, it will earn interest at the then current interest rate set by us. We declare a new interest rate for this option on January 1st of each year, which will remain in effect for the whole calendar year. Annuity payment amounts will increase if the rate we credit is greater than the guaranteed interest rate of 1.5%.

If the annuitant dies before age 100, we will pay the balance of the payments to the payee for the remainder of that period. Unless the owner indicates otherwise in a signed written notice received at our Customer Service Office and in good order, the payee can: (i) elect to be

40	PROSPECTUS	ANNUITY PERIOD

paid the present value of the remaining annuity payments in a lump sum; or (ii) apply the present value of any remaining unpaid annuity payments to the Life Annuity without Guaranteed Period annuity payout option and receive fixed annuity payments under that annuity payout option.

Please note that Option F-4 may have special tax consequences, including the following:

•	Option F-4 may not satisfy required minimum distribution requirements for qualified contracts, and

•	Option F-4 will in most circumstances be subject to the 10% penalty tax for distributions made before age 59 1/2.

Contact your tax adviser for more information about the possible tax consequences of electing this annuity payout option.

OPTION F-5 – Payments for a Period Certain

We make fixed monthly payments for 15 to 30 years, depending on the whole number of years you select. Payments will never be less than the guaranteed amounts shown in your contract.

If the annuitant dies during the payment period, we will pay the balance of the payments to the payee for the remainder of that period. Unless the owner indicates otherwise in a signed written notice received in good order at our Customer Service Office, the payee may elect to be paid the present value of the remaining annuity payments in a lump sum. The interest rate used to compute the present value of any remaining payments will be the same rate that was used to determine the first monthly annuity payment. If the payee dies while receiving such payments, we will pay the present value of the remaining payments to the payee’s estate.

Please note that Option F-5 may have special tax consequences, including the following:

•	Option F-5 may not satisfy required minimum distribution requirements for qualified contracts, and

•

Option F-5 may not satisfy the periodic payment exception to the 10% penalty tax for distributions made before age 59  1/2. Contact your tax adviser for more information about the tax consequences of electing this annuity payout option.

Withdrawals under Options F-4 and F-5

Unless the owner indicates otherwise in a signed written notice received in good order at our Customer Service Office, under Options F-4 and F-5, the payee has the right to withdraw all or a portion of the present value of the remaining payments. This will result in a reduction in any future payments. A surrender could possibly terminate the basic contract unless a DIA payment option is funded and remains in force. The following conditions apply to withdrawals.

ANNUITY PERIOD	PROSPECTUS	41

•	The payee may not withdraw less than $500.

•

One withdrawal is permitted each quarter without charge (other than any applicable surrender charge) and additional withdrawals are permitted at a charge not to exceed the lesser of $25 or 2% of the amount withdrawn.

•	After making a withdrawal, the present value of the remaining payments must be at least $2,000, and each remaining monthly payment must be at least $20.

If a withdrawal request does not meet the third condition above, we will promptly attempt to contact the owner for additional instructions. If we do not receive (in good order at our Customer Service Office) revised instructions that comply with the third condition within five business days of the original request, then we will pay you (or the beneficiary in the event that you are no longer living) the present value of the remaining payments and cancel your contract. Payment of the present value of the remaining payments is subject to any applicable contract charges and surrender charges, and may have tax consequences.

To determine whether Chargeable Premiums are included in a withdrawal, we first determine whether the accumulation value (less any applicable premium taxes) that was applied to the payments for a period certain payout option on the annuity commencement date included any Chargeable Premiums. If so, the withdrawal of those Chargeable Premiums after annuity payments have begun may be reduced by a surrender charge. The surrender charge for each Chargeable Premium withdrawn will be:

(a) ×	(	b	)	× (d)
c

where:

(a)	is the surrender charge that would have applied to that Chargeable Premium if the Chargeable Premium was withdrawn immediately before the annuity commencement date less the amount of any portion of such charge which was reclaimed as a result of applying this formula to a prior withdrawal;

(b)	is the number of whole months from the date of the withdrawal until the date that the surrender charge would have expired for that Chargeable Premium;

(c)	is the number of whole months from the annuity commencement date until the date that the surrender charge would have expired for that Chargeable Premium; and

(d)	is the present value of remaining payments withdrawn divided by the total present value of the remaining payments.

The interest rate used to compute the present value of any remaining unpaid payments will be the guaranteed interest rate of 1.5%.

Please note:

•

The cumulative dollar amount of surrender charges assessed against withdrawals following the annuity commencement date will never exceed the surrender charge that would have been assessed had the contract been surrendered immediately before the annuity commencement date.

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•	The Free Withdrawal Amount under the basic contract is not available for amounts withdrawn following the annuity commencement date.

The Internal Revenue Service (IRS) has concluded that a withdrawal on or after the annuity commencement date is ordinary income subject to tax up to an amount equal to any excess of the cash value (determined without surrender charges) immediately before the withdrawal over the owner’s investment in the contract at the time (i.e., on an income first basis). In prior rulings, the IRS had concluded that the entire amount received as a withdrawal on or after the annuity commencement date from a non-qualified contract was to be taxed as ordinary income (i.e., on an all taxable basis). GIAC currently intends to report amounts received as withdrawals pursuant to the income first basis as set forth in the IRS’s most recent ruling. Given the uncertainty in this area, you should consult a tax adviser regarding the tax consequences to you of a withdrawal under Option F-4 or F-5. Other rules may apply to withdrawals from qualified contracts that elect Option F-4 or F-5.

OPTION F-6 – 10-Year Guaranteed Period

We make fixed monthly payments to you for a period of ten years. If the annuitant dies during the ten year payment period, the remaining payments will be made to the beneficiary or the beneficiary can choose to take the remaining payments in a lump sum at the present value of the remaining payments. If the beneficiary dies while receiving the payments, the balance will be paid in one sum at the present value of the remaining payments to the beneficiary’s estate.

Please note that Option F-6 may have special tax consequences, including the following:

•	Option F-6 may not satisfy minimum required distribution requirements for qualified contracts, and

•	Option F-6 will in most circumstances be subject to the 10% penalty tax for distributions made before age 59 1/2.

Contact your tax adviser for more information.

ANNUITY PERIOD	PROSPECTUS	43

OTHER CONTRACT FEATURES

Death benefits

We will pay a death benefit upon receipt of due proof of death of any owner. In addition, you have the option of choosing among several enhanced death benefit riders which may provide a higher death benefit.

DEATH BENEFITS

Death of an Owner before the annuity commencement date

We will pay a death benefit upon receipt, in good order at our Customer Service Office, of due proof of the death of any owner before the annuity commencement date. If the owner is a non-natural owner, the death of the annuitant will be treated as the death of an owner for purposes of determining whether a death benefit is payable.

The death benefit is payable first to:

•	any surviving owner or joint owner, if none, then

•	any surviving primary beneficiary, if none, then,

•	any surviving contingent beneficiary, if none then

•	to the owner’s estate.

Unless otherwise provided, to receive the death benefit, the party above must be living on the earlier of:

•	the date we receive due proof of death in good order at our Customer Service Office; or

•	the 15th day after the date of death.

Calculation of Death Benefit. If we receive due proof of death in good order at our Customer Service Office before the end of a valuation date, we will calculate the death benefit based on the accumulation value determined at the end of that valuation date. If we receive due proof of death in good order at our Customer Service Office at or after the end of a valuation date (or on a day other than a valuation date), then we will calculate the death benefit based on the accumulation value determined at the end of the next valuation date. We will pay the death benefit to the appropriate beneficiary or beneficiaries (or surviving joint owner(s), if applicable) after we receive due proof of death in good order. We then will have no further obligation under the contract.

Amount of Death Benefit. The amount of the death benefit will be the greater of:

•	the accumulation value as of the end of the valuation date on which we receive due proof of death in good order, less any premium taxes, or

•	the amount of any death benefit provided by an enhanced death benefit rider.

Multiple Beneficiaries. If there is more than one beneficiary, each beneficiary’s portion of the death benefit proceeds will be distributed upon receipt of settlement instructions in good order from that beneficiary. Proceeds for those beneficiaries who have not provided settlement instructions in good order will remain in the contract and the value of such proceeds will fluctuate with the performance of the contract’s current investment allocation until we receive such

44	PROSPECTUS	OTHER CONTRACT FEATURES

instructions. Therefore, each beneficiary may receive a different amount, even when all beneficiaries have been designated to share the proceeds equally.

Distribution of Death Benefit Proceeds: We generally will pay the death benefit in a lump sum. A beneficiary (or surviving joint owner, if applicable) who is entitled to a death benefit may defer payment of this sum for up to five years from the date of death.

Instead of a lump sum payment, the beneficiary or surviving joint owner, as the case may be, may elect to have the death benefit distributed over his or her life, or to one of the annuity payout options that contain a life contingency where the applicable guaranteed period does not extend beyond life expectancy. However, this election must be made and distributions must commence within one year of the date of death. If the election to receive annuity payments is not made within this time period, then the lump sum option will be deemed to have been elected, and this contract will be fully distributed within 5 years of the date of death. We will consider that deemed election as our receipt of settlement instructions regarding payment of the death benefit proceeds. We must receive notification of the choice of alternative payout option at our Customer Service Office at least three business days before we pay out the death benefit proceeds and within one year of the date of death.

If, on the valuation date that we calculate the death benefit, we also receive settlement instructions for at least one beneficiary that includes a request for deferral of the payment of the death benefit proceeds or election of an annuity payout option, as described above, or we do not receive settlement instructions in good order from all beneficiaries, any death benefit amount exceeding the accumulation value that is not distributed to the beneficiaries will be credited to the contract. This crediting event will constitute satisfaction of our death benefit obligation under your contract and we will have no further death benefit obligation under the contract. Any portion of the credited amount that is not distributed to the beneficiaries as death proceeds on such valuation date will be allocated among the variable investment options in accordance with the allocation instructions in effect at that time. Such amounts shall remain invested in the contract until paid out in accordance with settlement instructions from beneficiaries.

You may designate that a beneficiary is to receive the death benefit proceeds either through an annuity for life or over a period that does not exceed the life expectancy of that Beneficiary. Such designation must be made in writing in a form acceptable to us, and may only be revoked in your written notice received at our Customer Service Office in good order. Upon your death, the beneficiary cannot revoke or modify any designation you made on how the death benefit proceeds are to be paid.

Upon the death of any owner, ownership of the contract before the full distribution of the death benefit proceeds will pass as follows:

•	any surviving owner or joint owner, if none then

OTHER CONTRACT FEATURES	PROSPECTUS	45

•	any surviving primary beneficiary, if none then

•	any surviving contingent beneficiary, if none then

•	the owner’s estate.

Upon the death of an annuitant if the owner is a non-natural owner, the non-natural owner will retain ownership of this contract before the full distribution of the death benefit proceeds.

A non-spousal beneficiary (or any surviving joint owner) that is entitled to a death benefit has the right to elect another beneficiary to receive the death benefit proceeds in the event of his or her death before the full distribution of the proceeds.

Death of an Owner on or after the annuity commencement date

If any owner dies on or after the annuity commencement date, and before the entire interest in the contract has been distributed, then any remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of death.

Generally, your beneficiaries will be taxed on the gain in your annuity contract. Consult your tax adviser about the estate tax and income tax consequences of your particular situation.

Special requirements

In the event of any contract owner’s death, we must distribute all of the owner’s interest in the contract according to the following rules:

•

If the beneficiary (or the sole surviving joint contract owner) is not your spouse, and you die before the date annuity payments begin, then we must distribute all of your interest in the contract within five years of your death. These distribution requirements will be satisfied if any portion of the deceased contract owner’s interest: is payable to, or for the benefit of, any new contract owner, and will be distributed over the new contract owner’s life, or over a period not extending beyond the life expectancy of any new contract owner.

•

If your spouse is the only primary beneficiary (or the sole surviving joint owner) when you die, then your surviving spouse may be able to elect (or may be deemed to have elected) to continue the contract. For more information, see Spousal continuation below.

•	If a beneficiary is not a natural person, the beneficiary must elect that the entire death benefit be distributed within five years of your death.

SPOUSAL CONTINUATION

Your contract may be continued under spousal continuation only if: an owner dies before the annuity commencement date; the deceased owner’s spouse, under federal law, is the sole surviving joint owner or the sole surviving primary beneficiary (or, in the case of joint owners, the surviving spouses are the only concurrent beneficiaries, or the surviving spouse is the designated beneficiary) on the date of such owner’s death.

46	PROSPECTUS	OTHER CONTRACT FEATURES

The right of a spouse to continue the contract, and all contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The federal Defense of Marriage Act currently does not recognize same-sex marriages or civil unions, even those which are permitted under individual state laws. Therefore the spousal continuation provisions of this contract will not be available to such partners or same-sex marriage spouses. Consult a tax advisor for more information on this subject.

We must receive notice of election of spousal continuation by the 90th day after we receive due proof of death (of the owner) in good order at our Customer Service Office. If the surviving spouse qualifies for spousal continuation and does not elect a method of death benefit payment by such 90th day, spousal continuation will be deemed to have been elected on that day. Spousal continuation will not satisfy minimum required distribution rules for qualified contracts other than IRAs.

If the contract is continued under spousal continuation and the death benefit proceeds that would have been paid upon an owner’s death exceed the accumulation value on the date used to calculate the death benefit, then we will credit an amount equal to the difference between the death benefit proceeds and the accumulation value to the investment options under the contract in accordance with your allocation instructions at that time. If applicable, the surviving spouse will become the new owner and will replace the deceased owner as annuitant or contingent annuitant. The death benefit payable under the continued contract is the accumulation value as of the end of the valuation date we received, in good order at our Customer Service Office, due proof of death of the surviving spouse.

If the annuitant is changed under spousal continuation, then the annuity commencement date will be the new annuitant’s 100th birthday, unless an earlier date is otherwise elected by the owner. If the contract is surrendered or a withdrawal is made after spousal continuation, then all net premium payments made before spousal continuation will not be subject to surrender charge. All provisions of the contract with respect to surrender charges will apply to the withdrawal or surrender of any Chargeable Premium payments made after spousal continuation.

ENHANCED DEATH BENEFIT RIDERS

When you buy your contract, you can choose to buy an enhanced death benefit rider. If a death benefit is payable and an enhanced death benefit rider is in force, the beneficiary will receive the greater of either the death benefit described above or the enhanced death benefit. You should consult your tax adviser before selecting an enhanced death benefit rider. These riders may not be available in your state. You should contact your registered representative for information about the availability of any of the riders under your contract.

Highest Anniversary Value Death Benefit Rider

Under this rider, a death benefit is payable upon the death of any owner (or, in the event of a non-natural owner, the annuitant), and a surviving

OTHER CONTRACT FEATURES	PROSPECTUS	47

spouse that continues the basic contract in accordance with the spousal continuation provision, who is under age 76. This rider provides for an enhanced death benefit equal to the greater of:

•	the death benefit under the contract without any optional riders (i.e., the basic contract); or

•	the highest anniversary value enhanced death benefit, less any premium taxes as of the end of the valuation date on which we receive due proof of death in good order.

We must receive proof of death in good order at our Customer Service Office that the death occurred before the annuity commencement date for a benefit to be payable.

On the contract issue date, the highest anniversary value death benefit (“HAVDB”) is the initial premium payment. The HAVDB will increase by the amount of any additional premium payments. On each annual contract anniversary up to and including the one immediately following the older owner’s 80th birthday (or the annuitant’s 80th birthday if there is a non-natural owner), the HAVDB will equal the greater of the current HAVDB or the accumulation value of the basic contract on that contract anniversary. The HAVDB will decrease by an adjusted withdrawal amount whenever a withdrawal is made under the basic contract. The adjusted withdrawal amount is determined by dividing the amount of each withdrawal (including any applicable surrender charges) by the accumulation value immediately before that withdrawal, and then multiplying that result by the HAVDB immediately before the withdrawal. If the adjusted withdrawal amount is less than the dollar amount of the withdrawal, then the HAVDB will be reduced by the dollar amount of the withdrawal instead of the adjusted withdrawal amount. The HAVDB will be distributed in the same manner as the death benefit under the basic contract. We deduct a daily charge for this rider based on an annual rate of 0.30% of the accumulation value of your variable investment options.

If there is a change of owner (or, if the owner is a non-natural person, a change in annuitant) under the terms of the basic contract, other than as a result of the exercise of a spousal continuation, then the HAVDB will be set to equal the accumulation value on the valuation date that the change in owner is effective, even if lower than the HAVDB on that date. Any premium payments made and withdrawals taken after the effective date of this change will change the HAVDB in the manner described above.

If a surviving spouse elects to continue the basic contract under spousal continuation, and the HAVDB that would have been paid under the basic contract upon the owner’s death exceeds the accumulation value at the time of the owner’s death, then we will credit this difference to the investment options in accordance with the current allocation instructions under the basic contract. If the HAVDB that would have been paid is less than the accumulation value at the time of the owner’s death, then we will increase the HAVDB to equal the accumulation value. Thereafter, we will calculate the HAVDB as described above.

48	PROSPECTUS	OTHER CONTRACT FEATURES

This rider can only be elected at contract issue, and all owners under the contract must be under age 76. If the owner is a non-natural person, then the annuitant must be younger than age 76. To be eligible to continue the rider, a continuing spouse must be eligible to continue the basic contract under the spousal continuation provisions of the basic contract, see Spousal continuation above, and the continuing spouse must be younger than age 76 on the effective date of the spousal continuation.

If upon the death of the surviving spouse the HAVDB exceeds the accumulation value and any death benefit proceeds are not distributed as a lump sum, we will credit the difference between the HAVDB that would have been paid as death benefit proceeds and the accumulation value on the applicable valuation date to the allocation options in accordance with the current allocation instructions under the Basic Contract. The beneficiaries may not continue this rider and this rider will terminate.

This rider terminates on the earliest of the following:

•	the date that a death benefit is paid under a death benefit rider or under the basic contract, if the basic contract is not continued by an eligible spouse;

•	the date that a death benefit is paid under this rider or under the basic contract upon death of the surviving spouse who has continued the basic contract and this rider;

•	the date the accumulation value under the basic contract equals zero;

•	the annuity commencement date; or

•	upon a change in owner (or, if owner is a non-natural person, a change in annuitant), including spousal continuation, and the new owner is age 76 or older.

You may not reinstate this rider once it terminates.

The highest anniversary value death benefit rider is available only in states where it has been approved and where we are continuing to offer it. You should contact your registered representative for information about the availability of this enhanced death benefit rider under your contract.

Please note: At issue, if you are under age 76, you can elect the highest anniversary death benefit rider in conjunction with the return of premium plus death benefit rider available under the contract.

RETURN OF PREMIUM DEATH BENEFIT (ROPDB) RIDER

This rider provides for an enhanced death benefit that may be greater than the death benefit provided under the basic contract. You may elect one of two options, the return of premium death benefit rider standard (ROPDB Basic) or return of premium death benefit PLUS (ROPDB Plus).

OTHER CONTRACT FEATURES	PROSPECTUS	49

The ROPDB will be payable if on the Valuation Date a death benefit under the Basic Contract is calculated, the ROPDB is greater than the death benefit provided by the Basic Contract or any other death benefit rider that may be attached to the Basic Contract.

ROPDB Basic

If you have elected the ROPDB Basic death benefit, on the issue date, the death benefit is equal to the initial premium payment. Thereafter, we will increase the ROPDB Basic death benefit by the amount of any additional premium payment on the Valuation Date we receive such payment in good order at our Customer Service Office. We will decrease the ROPDB Basic death benefit by the Adjusted Withdrawal Amount on the Valuation Date that a withdrawal is made. We will reset the ROPDB Basic to the accumulation value on the Valuation Date that a change in owner, or in the event of a non-natural owner, a change in the annuitant, is effective, even if the accumulation value is lower than the ROPDB Basic death benefit on that Valuation Date.

Under the ROPDB Basic death benefit, the Adjusted Withdrawal Amount is equal to the greater of:

•	The dollar amount of the withdrawal, including any applicable Surrender Charges; or

•

The ROPDB Basic death benefit multiplied by (a) divided by (b) where (a) is the amount of the withdrawal, including any applicable Surrender Charges and (b) is the accumulation value immediately before the withdrawal.

We deduct a daily charge for this rider based on an annual rate of 0.25% of the accumulation value of your variable investment options.

ROPDB Plus

If you have elected the ROPDB Plus death benefit, on the issue date, the death benefit is equal to the initial premium payment. Thereafter, we will increase the ROPDB Plus death benefit by the amount of any additional premium payment on the Valuation Date we receive such payment in good order at our Customer Service Office. We will decrease the ROPDB Plus death benefit by the Adjusted Withdrawal Amount on the Valuation Date that a withdrawal is made. We will reset the ROPDB Plus to the accumulation value on the Valuation Date that a change in owner, or in the event of a non-natural owner, a change in the annuitant, is effective, even if the accumulation value is lower than the ROPDB Plus death benefit on that Valuation Date. On each contract anniversary, the ROPDB Plus death benefit will be increased by the amount in the ROPDB Plus Interest Account on the day immediately prior to the contract anniversary.

On each contract anniversary, the ROPDB Basic death benefit will be increased by the amount in the ROPDB Plus Interest Account. Amounts will be transferred from the ROPDB Plus Interest Account on the day prior to the contract anniversary so that on the contract anniversary the amount in the ROPDB Plus Interest Account will be zero.

50	PROSPECTUS	OTHER CONTRACT FEATURES

On each calendar day, we will increase the ROPDB Plus Interest Account by an amount equal to the ROPDB Plus Daily Factor multiplied by the ROPDB Plus Basis. The ROPDB Plus Daily Factor is based upon a simple interest rate of 3% divided by 365 (a daily factor equal to 0.00008219). In addition, we will decrease the ROPDB Interest Account by the Adjusted Withdrawal Amount on the Valuation Date that a withdrawal is made, but not to an amount less than zero.

Under the ROPDB Plus death benefit, the Adjusted Withdrawal Amount is equal to the dollar amount of the withdrawal from the ROPDB Plus Interest Account. However, if the dollar amount of the withdrawal is in excess of the dollar amount in the ROPDB Plus Interest Account, the Adjusted Withdrawal Amount is increased by the greater of the following:

•	The dollar amount of the withdrawal (including any surrender charges) in excess of the dollar amount in the ROPDB Plus Interest Account; or

•	The ROPDB Plus death benefit multiplied by (a) divided by (b) where (a) is the dollar amount of the withdrawal in excess of the dollar amount in the ROPDB Plus Interest
Account and (b) is the accumulation value immediately prior to the withdrawal reduced by the dollar amount withdrawn from the ROPDB Plus Interest Account.

We deduct a daily charge for this rider based on an annual rate of 0.30% of the accumulation value of your variable investment options.

Termination

This rider terminates on the earliest of the following:

•	a death benefit is paid under a death benefit rider or under the basic contract upon proof of death in good order; or

•	the date the accumulation value under the basic contract equals zero; or

•	the basic contract’s annuity commencement date.

Other than as set forth above, you may not terminate this rider. You may not request to reinstate this rider once it terminates.

The return of premium death benefit rider is available only in states where it has been approved and where we are continuing to offer it. You should contact your registered representative for information about the availability of this enhanced death benefit rider under your contract.

ROPDB Plus Basis

The ROPDB Plus Basis, as of the issue date, is equal to the initial premium paid under the basic contract. The ROPDB Plus Basis will increase by the amount of any subsequent premiums paid under the basic contract. Any withdrawal in excess of the ROPDB Plus Interest Account will cause the ROPDB Plus Basis to reset to the lesser of:

•	The accumulation value immediately after the withdrawal; or

•	The total premiums paid under the basic contract less the total amount of withdrawals.

On each contract anniversary, the ROPDB Plus Basis will be reset to the accumulation value in effect on that contract anniversary.

OTHER CONTRACT FEATURES	PROSPECTUS	51

DIA Commencement Date – This is the date you chose for DIA payments to begin. The DIA commencement date is elected at the time of the initial DIA transfer request and cannot be subsequently changed unless the Changing the DIA Commencement Date provision is exercised. The DIA commencement date must be more than 24 months from the date of the initial DIA transfer. The latest DIA commencement date is the earlier of: (1) 40 years from the date of the initial DIA transfer; or (2) the annuitant’s age 85 (age 70 1/2 if the basic contract is subject to required minimum distribution rules established under the Internal Revenue Code).

Combination of Return of Premium Plus Death Benefit Rider and Highest Anniversary Value Death Benefit Rider.

This combination of riders provides for payment of a death benefit that is the higher of the death benefit payable under the ROPDB Plus death benefit rider and the death benefit payable under the HAVDB death benefit rider. We deduct a daily charge for this combination of riders based on an annual rate of 0.35% of the accumulation value of your variable investment options.

DEFERRED INCOME ANNUITY PAYOUT OPTION RIDER (also referred to as SecureFuture Income Rider)

When you buy your contract, you can elect for no additional charge a deferred income annuity payout option (DIA) rider if owner/annuitant is age 80 or under for a non-qualified contract or owner/annuitant is age 65 or under for a qualified contract. This rider allows you to transfer all or a portion of your accumulation value in order to create a stream of regularly scheduled payments (DIA payments) that begin on the DIA commencement date. You may not transfer any accumulation value to the DIA until the second contract anniversary. Only amounts not subject to a surrender charge may be transferred to the DIA rider.

The DIA rider is designed to provide you with a long term strategy for creating a future stream of annuity payments guaranteed to last for your lifetime or for a set period of time you choose. The DIA rider allows you to build your stream of annuity payments over time to be paid in the future rather than requiring one single premium at annuitization to create payments beginning immediately. The basic contract provides the potential to benefit from possible market gains by allocating net premium to an array of variable investment options, which gains can be transferred to the DIA rider to increase your future stream of annuity payments. You bear the risk of investment losses in the variable investment options. DIA transfers are maintained on GIAC’s general account. Contract guarantees are guaranteed solely by the claims-paying ability and strength of GIAC.

DIA Transfers

We require a minimum initial DIA transfer amount of $5,000 and thereafter, the minimum additional transfer amount is $1,000. However, if you purchase a contract through an employer payroll deduction plan or you set up an automated DIA transfer plan, we may accept purchase payments below $1,000. Total DIA transfers made in any contract year after the initial DIA transfer is made may not exceed the lesser of $100,000 or the aggregate amount of DIA transfers made in the contract year in which the initial DIA transfer was made. We will not

52	PROSPECTUS	OTHER CONTRACT FEATURES

accept DIA transfers beginning 12 months prior to the DIA commencement date. The aggregate dollar amount of DIA transfers may not exceed $1,000,000. Only 15 DIA transfers may be made annually, but these cannot exceed 5 per quarter or 3 per month. These limits may be exceeded only with our consent.

You may only make DIA transfers for a non-qualified contract if owner/annuitant is age 83 or younger; for a qualified contract if owner/ annuitant is age 68 or younger; and if choosing a life only DIA Payout option if owner/annuitant is age 70 or younger.

We will not accept any DIA transfer requests if the annuitant is not living on the date that we receive the request. We reserve the right not to accept DIA transfer requests that would result in a violation of any applicable required minimum distribution rules described in the Internal Revenue Code.

Each DIA transfer that you make will increase the amount of your DIA payment. The amount of the increase will vary based on:

•	the age of the annuitant at the time the DIA transfer request is received at our Customer Service Office in good order;

•	the DIA commencement date;

•	the DIA payout option chosen;

•	for non-qualified contracts, the sex of the annuitant; and

•	any other options selected at the time of the initial DIA transfer.

You may request to cancel the DIA transfer. Notice of such request must be received at our Customer Service Office in good order no later than the 10th day after your receipt of the confirmation for the transaction. If a DIA transfer is cancelled, we will allocate the amount of the DIA transfer back to the allocation options of the basic contract in the same proportion as the current accumulation value. If there is no accumulation value at the time of the cancellation, we will allocate the amount of the DIA transfer back to the allocation options in the same proportion as the accumulation value immediately prior to the last DIA transfer. Any death benefit provided by the basic contract or any other death benefit rider that may be attached to the basic contract will be reestablished as if the DIA transfer had not occurred. If you have cancelled a DIA transfer you may not make another DIA transfer for 90 days from the date that the DIA transfer was cancelled.

After the initial DIA transfer, you may not change the annuitant(s), DIA commencement date (unless the Changing the DIA Commencement Date provision is exercised), or the DIA payout option.

OTHER CONTRACT FEATURES	PROSPECTUS	53

Effect of DIA Transfers on Basic Contract

All DIA transfers will be treated as withdrawals under the basic contract except that the DIA transfer will reduce the Chargeable Premium by the amount of the DIA transfer that was part of the Free Withdrawal Amount under the basic contract. A subsequent cancellation of a DIA transfer will cause the Chargeable Premium to be increased by the amount the Chargeable Premium was reduced by that transfer.

DIA Payment Options

You may elect to receive DIA payments based on one of the following options.

Life Annuity without Guaranteed Period

We will make DIA payments during the lifetime of the annuitant. We do not guarantee a minimum number of DIA payments under this option. You may elect to have no death benefit paid prior to the DIA commencement date under this option. If no death benefit is elected, this rider ends with no benefits payable upon the death of the annuitant prior to the DIA commencement date.

Life Annuity with Guaranteed Period

We will make DIA payments during the lifetime of the annuitant. Payments are guaranteed for the number of full years chosen in the initial DIA transfer request. The guaranteed period cannot be less than 5 years or more than the lesser of 30 years or 100 minus the annuitant’s age on the DIA commencement date. For qualified contracts, the guaranteed period cannot exceed the annuitant’s life expectancy as determined under the Internal Revenue Code. If the annuitant dies before the end of the guaranteed period, we will pay the balance of the payments for the remainder of that period to the owner, unless the owner elects to be paid the present value of the current dollar amount of the then remaining guaranteed DIA payments for that period in a lump sum.

Life Annuity with Refund Certain

We will make DIA payments during the lifetime of the annuitant. Payments are guaranteed until the amount of the accumulated DIA payments equals the total DIA transfers. If the annuitant dies before the date the total DIA payments equals the total amount of DIA transfer, we will pay the balance of the payments in a lump sum unless the owner elects to continue to receive the remaining DIA payments.

Payment Acceleration Feature

For DIA payout options other than Life Annuity without Guaranteed Period and when the basic contract is not subject to required minimum distribution rules established under the Internal Revenue Service, an

54	PROSPECTUS	OTHER CONTRACT FEATURES

owner may elect to accelerate five monthly DIA payments in one lump sum subject to the following conditions:

•	the DIA rider is in effect and payments thereunder have begun;

•	the request is made after the DIA commencement date;

•	The owner is at least age 59 1/2; and

•	the frequency of DIA payments is monthly.

•	there are at least six months of payments remaining in any guaranteed or refund certain period.

The accelerated DIA payment will be paid on the next scheduled DIA payment date following receipt of the request for acceleration at our Customer Service Office in good order. The payment on that date will consist of the accelerated DIA payment plus the regularly scheduled DIA payment.

We will stop scheduled DIA payments after the payment of the accelerated DIA payment is made. Scheduled DIA payments will resume on the DIA payment date next following the last accelerated DIA payment. You may accelerate payments only once.

Changing the DIA Commencement Date

Unless the DIA payment option is Life without Guaranteed Period, you may be able to change the DIA commencement date. You may request to change the DIA commencement date to a new date that is no more than 5 years prior to or 5 years after the DIA commencement date elected at the time of the initial DIA transfer. The new DIA commencement date must also meet the requirements described in the definition of DIA commencement date (shown above) and cannot be within 60 days of the last DIA transfer or within 12 months of the date of the initial DIA transfer. The written request for such a change must be received at our Customer Service Office in good order no later than 14 days prior to the new DIA commencement date.

If the change is to a DIA commencement date that is earlier than the current DIA commencement date, no further changes can be made to that date. If the change is to a DIA commencement date that is later than the current DIA commencement date you may change the date one additional time. For that subsequent change, the new DIA commencement date must be no earlier than the DIA commencement date established at the time of the initial DIA transfer and no later than the then current DIA commencement date.

When you change the DIA commencement date, your DIA payment will be adjusted on an actuarially equivalent basis. The DIA payment will be

Interest Rate Change Index: Currently the Interest Rate Change Index used is the Composite Yield on Seasoned Corporate Bonds, as published by Moody’s Investors Service, Inc. using the rate in effect 3 business days prior to the date of the initial request for the change to the DIA Commencement Date. If the Interest Rate Change Index is discontinued by Moody’s, we may substitute a comparable index subject to any regulatory approval that may be required. We will notify you or any assignee of record before a substitute index is used.

OTHER CONTRACT FEATURES	PROSPECTUS	55

determined based on the Annuity Mortality Table and Interest Rate Change Index. The Interest Rate Change Index will be adjusted by the DIA commencement date Change Factor, currently 1.50%. If the DIA commencement date is changed to a date earlier than the then current DIA commencement date, we will increase the Interest Rate Change Index by the amount of the DIA commencement date Change Factor. If the DIA commencement date is changed to a date later than the then current DIA commencement date, we will lower the Interest Rate Change Index by the DIA commencement date Change Factor but not to a percentage that is less than zero.

The change factor is fixed under the terms of the contract at 1.50%. The change factor is a value used to account for the risk that the liabilities, or the underlying asset portfolio that supports the liabilities, do not move in tandem with the Interest Rate Change Index.

Death of Owner or Annuitant

Notwithstanding any provision of this rider to the contrary, no payment of benefits will be allowed that does not satisfy the requirements of section 72(s) of the Code, as amended from time to time, for non-qualified contracts or section 401(a)(9) of the Code, as amended, for qualified contracts.

If the annuitant dies before the DIA commencement date and a death benefit is payable under the basic contract, this rider ends and any DIA death benefit will increase the amount of the death benefit provided under the basic contract or death benefit rider that may be attached to the basic contract and will be paid out in accordance with the terms of the death benefit provision of the basic contract.

If the annuitant dies before the DIA commencement date and no death benefit is payable under the basic contract, this rider ends and any DIA death benefit will be credited to the variable investment options in accordance with the last allocation instructions under the basic contract in effect at the time of the annuitant’s death.

If an owner who is not also the annuitant dies before the DIA commencement date, and the spousal continuation provision of the basic contract is exercised, the benefits under this rider will continue on the spousally continued basic contract. If the spousal continuation provision of the basic contract is not exercised, then the DIA death benefit will increase the death benefit provided under the basic contract or any death benefit rider that may be attached to the basic contract and will be paid out in accordance with the terms of the death benefit provision of the basic contract.

Notwithstanding the above, if a death benefit is paid under this rider prior to the DIA commencement date and the accumulation value of the basic contract is zero, the death benefit will be paid to any beneficiaries in a lump sum.

DIA death benefit: 100% of total amount of DIA transfers, unless you elect the no death benefit option under the life annuity without guaranteed period. In that case the death benefit is zero.

56	PROSPECTUS	OTHER CONTRACT FEATURES

If the annuitant dies on or after the DIA commencement date, DIA payments will stop unless such death occurs before the end of any guaranteed or refund certain period. In that case, DIA payments will continue as described in the applicable DIA payout option provision.

If an owner dies on or after the DIA commencement date, any remaining DIA payments will be distributed over a period of time not longer than the period of the applicable DIA payout option provision in effect on the date of death.

DIA Payments

On the DIA commencement date, if a DIA death benefit would not otherwise be payable, we will begin to make DIA payments under the DIA payment option selected at the time of the initial DIA transfer. The amount of the DIA payment is equal to the total DIA Payments purchased through all DIA transfers. You may elect the frequency of payments to be monthly, quarterly, semi-annually or annually. You may change the frequency of DIA payments if we receive a written request in good order at our Customer Service Office at least 60 days prior to the DIA commencement date. The frequency of DIA payments may not be changed on or after the DIA commencement date.

DIA Payee

We will make DIA payments to the DIA payee(s). Unless a DIA payee other than the owner is elected by the owner at the time of the initial DIA transfer, the owner is the sole DIA payee. The owner, subject to our approval and in accordance with the provisions of the rider, may elect to name a new DIA payee. If a new DIA payee is named, we will begin making payments to the new DIA payee once we receive written notification at our Customer Service Office in good order of the new DIA payee. Any change of DIA payee is effective on the date the notice of change is signed. However, this change will not apply to any payments made or actions taken by us on or before the Valuation Date we receive notice of the change at our Customer Service Office in good order. In addition, the DIA payee may change if there is a change of Owner; or a DIA payee dies.

In either case, unless otherwise elected by the owner in a written notice received at our Customer Service Office in good order, the owner becomes the new DIA payee.

Premium Tax

We may deduct any premium taxes from DIA transfers. If we do so, the amount of that tax will be deducted from the DIA transfer at the time the transfer is made and prior to determining the DIA transfer purchase amount applicable to that transfer.

OTHER CONTRACT FEATURES	PROSPECTUS	57

FINANCIAL INFORMATION

The accumulation value

of your contract

To determine the accumulation value of your contract, we multiply the number of accumulation units in each option by the current unit value for the option.

HOW WE CALCULATE ACCUMULATION UNIT VALUES

When you choose a variable investment option, you accumulate variable accumulation units. To calculate the number of accumulation units you buy with each payment, we divide the amount you invest in a variable investment option by the value of units in that variable investment option. We use the unit value next calculated after we have received and accepted your payment. We calculate unit values at the close of business of the New York Stock Exchange, usually at 4:00 p.m. Eastern time, each day the Exchange is open for trading.

To determine your accumulation value in the variable investment options, we multiply the number of accumulation units in each variable investment option by the current unit value for that option. The current unit value for each variable investment option is determined by multiplying the unit value for the applicable variable investment option for the prior valuation period by the net investment factor for the current valuation period.

The net investment factor is a measure of the investment experience of each variable investment option. We determine the net investment factor for a given valuation period as follows:

•	At the end of the valuation period we add together the net asset value of a Fund share and its portion of dividends and distributions made by the Fund during the period.

•	We divide this total by the net asset value of the particular Fund share calculated at the end of the preceding valuation period.

•	Finally we add up the daily charges (contract charges and the enhanced death benefit rider(s) where applicable) and subtract them from the above total.

58	PROSPECTUS	FINANCIAL INFORMATION

CONTRACT COSTS AND EXPENSES

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the contracts. The amount of a charge may not strictly correspond to the costs of providing the services or benefits indicated by the name of the charge or related to a particular contract, and we may profit from charges. For example, the surrender charge may not fully cover all of the sales and distribution expenses actually incurred by GIAC, and proceeds from other charges, including the contract charge, may be used in part to cover these expenses.

No sales charges are deducted from your premium payments when you make them. However, the following charges do apply:

Expenses of the Funds

The Funds you choose through your variable investment options have their own management fees, 12b-1 fees, redemption fees and general operating expenses. The deduction of these fees and expenses is reflected in the per-share value of the Funds. They are fully described in the Funds’ prospectuses.

Contract charge:

We will deduct daily a portion of the assets allocated to variable investment option for administrative expenses and mortality expense risks. This results in a total annual charge of 1.00%.

Mortality risks arise from our promise to pay death benefits and make annuity payments to each annuitant for life. Expense risks arise from the possibility that the amounts we deduct to cover sales and administrative expenses may not be sufficient. We expect a profit from this charge and we can use any such profit for any legitimate corporate purpose, including paying distribution expenses for the contracts.

We are compensated for processing and administrative expenses incurred in connection with the contract and the Separate Account.

In addition, the following charges may apply:

Surrender charge

If you make a withdrawal from or surrender your contract, then you may pay a surrender charge on any amount that was paid into your contract during the previous seven years. This charge compensates us for expenses related to the sale of contracts.

For withdrawals, you may instruct us to deduct any applicable surrender charges from the amount requested. Otherwise, we will deduct the sales charge from the remaining value of your contract. We do not impose a surrender charge on the amount deducted from the remaining value.

Costs and

expenses

No sales charges are deducted from your premium payments when you make them. However, the following charges will apply:

•	expenses of the Funds

•	contract charge

and the following charges may apply:

•	highest anniversary value death benefit rider charge

•	return of premium death benefit basic rider charge

•	return of premium death benefit plus rider charge

•	combination of return of premium death benefit plus and highest anniversary value death benefit rider charge

•	surrender charge

•	withdrawal charge

•	premium taxes

•	transfer charge

See accompanying text for details.

FINANCIAL INFORMATION	PROSPECTUS	59

Surrender charges

Number of full years completed since premium payment was made	Surrender charge (%)
0	8
1	7.5
2	6.5
3	5.5
4	5
5	4
6	3
7	0

When we calculate the surrender charge, all amounts deducted are deemed to be withdrawn on a first-in, first-out basis. (Surrender charges are listed in the table to the left.)

Each contract year, you can make a withdrawal from the contract without paying a surrender charge, however, of a Free Withdrawal Amount equal to 10% of total premiums minus the aggregate amount of all prior Free Withdrawal Amounts made during the current contract year. The Free Withdrawal Amount is not cumulative – any Free Withdrawal Amount not taken during a given contract year cannot not be taken as free amounts in a subsequent contract year. The Free Withdrawal Amount is not applicable in the case of a surrender of the contract.

Also, all premium payments made before spousal continuation or at the time a contract is issued pursuant to an internal 1035 exchange of certain contracts will not be subject to a surrender charge. See Spousal continuation.

We do not impose surrender charges on contracts bought by:

•	Guardian Life, its subsidiaries or any of their separate accounts

•	present or retired directors, officers, employees, general agents, or field representatives of Guardian Life or its subsidiaries

•	present or retired directors or officers of any of the Funds

•	present and retired directors, trustees, officers, partners, registered representatives and employees of broker-dealer firms that have written sales agreements with Guardian Investor Services LLC

•	immediate family members of the individuals named above, based on their status at the time the contract was purchased, limited to their:
–	spouses
–	children and grandchildren
–	parents and grandparents
–	brothers and sisters

•	trustees or custodians of any employee benefit plan, IRA, Keogh plan or trust established for the benefit of persons named in the second and third bullets above

•

clients of broker-dealers, financial institutions and registered investment advisors that have entered into an agreement with GIAC to participate in fee-based wrap accounts or similar programs to purchase contracts

Highest anniversary value death benefit rider expense

If you choose the highest anniversary value death benefit rider and it is in effect, then you will pay a daily charge based on an annual rate 0.30% of your accumulation value in the variable investment options.

Return of premium death benefit basic rider expense

If you choose the return of premium death benefit basic rider and it is in effect, then you will pay a daily charge based on an annual rate of 0.25% of your accumulation value in the variable investment options.

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Return of premium death benefit plus rider expense

If you choose the return of premium plus death benefit plus rider and it is in effect, then you will pay a daily charge based on an annual rate of 0.30% of your accumulation value in the variable investment options.

Combination of highest anniversary value death benefit and return of premium death benefit plus rider charge

We will deduct daily a portion of the assets allocated to each variable investment option as a charge for this rider. This results in an annual rider charge of 0.35%.

Withdrawal charge

During the annuity period, if you choose Fixed Annuity Payments to Age 100 or Payments for a Period Certain as an annuity payout option and you make more than one withdrawal in a calendar quarter, then you will pay an administrative charge equal to the lesser of $25 or 2% of the amount of the withdrawal.

Premium taxes

Some states and municipalities may charge premium taxes when premium payments are made or when your accumulation value is applied under a payout option. These taxes currently range from 0.50% up to 3.5% of the premium payments made. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

In jurisdictions where the premium tax is incurred when a premium payment is made, we will pay the premium tax on your behalf and then deduct the same amount from the value of your contract when you surrender it, on your death, or when your accumulation value is applied under a payout option, whichever happens first. We will do this only if permitted by applicable law.

FEDERAL TAX MATTERS

The following summary provides a general description of the Federal income tax considerations associated with the contract. It is not intended to be complete, to cover all tax situations or address state taxation issues. This summary is not intended as tax advice. You should consult a tax adviser for more complete information. This summary is based on our understanding of the present Federal income tax laws. We make no representation as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (IRS).

FINANCIAL INFORMATION	PROSPECTUS	61

Tax advice

Consult your own tax adviser about your circumstances, any recent tax developments, and the impact of state tax laws.

Deferring tax

When you invest in an annuity contract, you usually don’t pay taxes on your investment gains until you withdraw the money – generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.

We believe that our contracts will qualify as annuity contracts for Federal income tax purposes and the following summary assumes so. Further details are available in the Statement of Additional Information, under the heading Tax Status of the Contracts.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money – generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.

We believe that if you are a natural person you will not be taxed on increases in the accumulation value of a contract until a distribution occurs or until annuity payments begin. For these purposes, the agreement to assign or pledge any portion of a contract’s accumulation value and, in the case of a qualified contract (described below), any portion of an interest in the qualified plan generally will be treated as a distribution. If an owner transfers a contract without adequate consideration to a person other than the owner’s spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between the cash surrender value and the investment in the contract at the time of the transfer.

When annuity payments begin, you generally will be taxed only on the investment gains you have earned and not on the payments you made to purchase the contract. Generally, withdrawals from your annuity should only be made once you reach age 59 1/2, die or are disabled; otherwise a 10% tax penalty may be applied against any amounts included in income unless one of several exceptions applies. Additional exceptions may apply to distributions from a qualified contract. You should consult a tax adviser with regard to exceptions from the penalty tax. The owner generally will be responsible for taxes owed on taxable distributions from the contract, but different results could apply in some cases if the owner names someone other than the owner as the payee under the contract.

If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a qualified contract. If your annuity is independent of any formal retirement or pension plan, it is termed a non-qualified contract.

Taxation of non-qualified contracts

Non-natural person – If a non-natural person owns a non-qualified annuity contract, the owner generally must include in income any increase in the excess of the accumulation value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following summary generally applies to contracts owned by natural persons.

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Withdrawals before the annuity commencement date – When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to any excess of the accumulation value immediately before the distribution that exceeds the owner’s investment in the contract. Generally, the owner’s investment in the contract is the amount equal to the premiums or other consideration paid for the contract, reduced by any amounts previously distributed from the contract that were not subject to tax at that time. In the case of a surrender under a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the owner’s investment in the contract. If your contract contains a guaranteed lifetime withdrawal benefit rider, the application of certain tax rules, particularly those rules relating to distributions from your contract, are not entirely clear. In addition, if the basic contract is issued with a deferred income annuity (DIA) payout option rider, there is some uncertainty regarding how withdrawals from the basic contract before the DIA Commencement Date should be treated for federal income tax purposes. In particular, it is not entirely clear whether amounts allocated under the basic contract to the DIA payout option rider remain part of the basic contract’s cash value for purposes of determining the taxable amount of any withdrawal from the basic contract prior to the DIA Commencement Date. GIAC currently intends to treat the cash value of the basic contract as not including such allocations to the DIA payout option rider for purposes of reporting amounts received as withdrawals under the basic contract, but given the uncertainty you should consult a tax adviser about the consequences of withdrawals from a contract with a DIA payout option rider. In view of the uncertainty on these points, you should consult a tax adviser before purchasing a guaranteed lifetime withdrawal benefit rider or DIA payout option rider.

Withdrawals after the annuity commencement date – After annuity payments begin, under Options F-4 and F-5, the payee has the right to withdraw a portion of the present value of the remaining payments. The IRS has concluded that a withdrawal on or after the annuity commencement date is ordinary income subject to tax up to an amount equal to any excess of the cash value (determined without surrender charges) immediately before the withdrawal over the owner’s investment in the contract at the time (i.e., on an income first basis). In prior rulings, the IRS had concluded that the entire amount received as a withdrawal on or after the annuity commencement date from a non-qualified contract was to be taxed as ordinary income (i.e., on an all taxable basis). GIAC currently intends to report amounts received as withdrawals pursuant to the income first basis set forth in the IRS’s most recent ruling. Given the uncertainty in this area, you should consult a tax adviser regarding the tax consequences to you of a withdrawal under Options F-4 or F-5. Other rules may apply to withdrawals from qualified contracts that elect Options F-4 or F-5.

Employer-

sponsored or

independent?

If you invest in a variable annuity as part of an individual retirement annuity, pension plan or employer-sponsored retirement program, your contract is called a qualified contract. If your annuity is independent of any formal retirement or pension plan, it is termed a non-qualified contract.

FINANCIAL INFORMATION	PROSPECTUS	63

Penalty tax on certain withdrawals – In the case of a distribution from a non-qualified contract, a federal tax penalty may be imposed equal to 10% of the amount treated as income. However, there is generally no penalty on distributions that are:

•	made on or after the taxpayer reaches age 59 1/2

•	made from an immediate annuity contract

•	made on or after the death of an owner

•	attributable to the taxpayer’s becoming disabled, or

•	made as part of a series of substantially equal periodic payments for the life – or life expectancy – of the taxpayer or the joint lives (or life expectancies) of the taxpayer and a beneficiary.

If you receive systematic payments that you intend to qualify for the substantially equal periodic payment exception, changes to your systematic payments before you reach age 59 1/2 or within five years (whichever is later) after beginning your systematic payments will result in the retroactive imposition of the 10% tax penalty with interest. In addition, you should note that distributions made before you reach age 59 1/2 under Options F-4, F-5 or any other option that provides for a period certain annuity in connection with a deferred annuity contract may fail to satisfy this exception and may be subject to the 10% penalty.

Other exceptions may apply under certain circumstances. Special rules may also apply to the exceptions noted above. You should consult a tax adviser with regard to exceptions from the penalty tax. In particular, you should consult a tax adviser if you wish to take withdrawals in addition to the annuity payment made under an election of Options F-4 or F-5 in connection with an immediate annuity contract.

Annuity payments – Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed, and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined so that you recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments begin. However, once your investment in the contract has been fully recovered, the full amount of each annuity payment is subject to tax as ordinary income. In addition, the Internal Revenue Code provides special rules for a partial annuitization, where annuity payments are received for life or at least 10 years under part of an annuity contract while the rest of the contract remains in a deferred status. If your contract was issued with a DIA payment option rider, GIAC believes these partial annuitization rules will apply to determine the tax treatment of the DIA payments you receive. However, there is uncertainty whether these rules will apply in such circumstances and, if so, how they apply. You should consult your tax advisor about the treatment of any DIA payments.

64	PROSPECTUS	FINANCIAL INFORMATION

Taxation of death benefits – Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are included in the income of the recipient as follows:

•	if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract

•	if distributed under a payout option, they are generally taxed in the same way as annuity payments.

If the contract was issued with a DIA payout option rider, there are some circumstances in which the death of the annuitant would cause a death benefit under the rider to be credited to the cash value of the basic contract even though no death benefit is payable under the basic contract. GIAC currently intends to treat this as a non-event for tax purposes, but there is some uncertainty whether the amount credited from the rider to the basic contract would be currently taxable. You should consult your tax adviser.

Transfers, assignments and contract exchanges – Transferring or assigning ownership of a contract, designating an annuitant other than the owner, selecting certain maturity dates or exchanging a contract may result in certain tax consequences to you that are not outlined here. For example, such transactions may result in federal gift taxes for you and federal and state income taxes for the new owner, annuitant or payee. If you are considering any such transaction, you should consult a professional tax adviser.

Withholding tax – Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. However, recipients can generally choose not to have tax withheld from distributions.

Treatment of certain charges – It is possible that the IRS may take the position that fees deducted for certain optional benefits are deemed to be taxable distributions to you. In particular, the IRS may treat fees deducted for the optional benefits as taxable withdrawals, which might also be subject to a tax penalty if such withdrawals occur prior to age 59 1/2. Although we do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable withdrawals, you should consult your tax adviser prior to selecting any optional benefit under the contract.

Multiple contracts – All non-qualified deferred annuity contracts issued by GIAC or its affiliates to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount included in the contract owner’s income when a taxable withdrawal occurs.

Taxation of qualified contracts

Qualified arrangements receive tax-deferred treatment as a formal retirement or pension plan through provisions of the Internal Revenue

FINANCIAL INFORMATION	PROSPECTUS	65

Code. There is no added tax-deferred benefit of funding such qualified arrangements with tax-deferred annuities. While the contract will not provide additional tax benefits, it does provide other features and benefits such as death benefit protection and the possibility for income guaranteed for life.

Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts and Annuities (IRAs) – As defined in Sections 219 and 408 of the Internal Revenue Code, individuals are allowed to make annual contributions to an IRA of up to the lesser of the specified annual amount or 100% of the compensation includable in their gross income. All or a portion of these contributions may be deductible, depending on the person’s income and other factors.

Distributions from certain retirement plans may be rolled over into an IRA on a tax-deferred basis without regard to these limits. SIMPLE IRAs under Section 408(p) of the Internal Revenue Code and Roth IRAs under Section 408A, may also be used in connection with variable annuity contracts.

SIMPLE IRAs allow employees to defer a percentage of annual compensation up to a specified annual amount to a retirement plan, if the sponsoring employer makes matching or non-elective contributions that meet the requirements of the Internal Revenue Code. The penalty for a premature distribution from a SIMPLE IRA that occurs within the first two years after the employee begins to participate in the plan is 25%, instead of the usual 10%.

Contributions to Roth IRAs are not tax-deductible and contributions must be made in cash or as a rollover or transfer from another arrangement from which the tax law allows such rollovers or transfers to be made. A rollover or conversion of an IRA to a Roth IRA may be subject to tax. You may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

Distributions from Roth IRAs are generally not taxed if they meet certain requirements. In addition to the income tax and 10% penalty which generally applies to distributions of earnings made before age 59 1/2, income tax and a 10% penalty will be imposed for any distribution of earnings made from a Roth IRA during the five taxable years starting after you first contribute to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans – Under Section 401(a) of the Internal Revenue Code, corporate employers are allowed to establish

66	PROSPECTUS	FINANCIAL INFORMATION

various types of retirement plans for employees, and self-employed individuals are allowed to establish qualified plans for themselves and their employees.

Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means of providing benefit payments, unless the plan complies with all applicable requirements before transferring the contract.

Penalty tax on certain withdrawals – Distributions from certain qualified contracts may be subject to ordinary income taxes and a 10% federal tax penalty on the amount treated as income. However, there is generally no penalty on distributions that are:

•	made on or after the taxpayer reaches age 59 1/2

•	made on or after the death of an owner

•	attributable to the taxpayer’s becoming disabled

•	made to pay deductible medical expenses

•	made to pay medical insurance premiums if you are unemployed

•	made to pay for qualified higher education expenses

•	made for a qualified first time home purchase up to $10,000

•	made as a qualified reservist distribution

•	for IRS levies, or

•	made as part of a series of substantially equal periodic payments for the life or life expectancy of the taxpayer.

If you receive systematic payments that you intend to qualify for the substantially equal periodic payment exception, changes to your systematic payments before you reach age 59 1/2 or within five years (whichever is later) after beginning your systematic payments will result in the retroactive imposition of the 10% tax penalty with interest. In addition, you should note that distributions made before you reach age 59 1/2 under Options F-4, F-5 or any other option that provides for a period certain annuity may fail to satisfy this exception and may be subject to the 10% tax penalty.

Other exceptions may apply under certain circumstances and certain exemptions may not be applicable to certain types of plans. Special rules may also apply to the exceptions noted above. You should consult a tax adviser with regard to exceptions from the tax penalty. In particular you should consult a tax adviser if you wish to take withdrawals in addition to the annuity payments made under an election of Options F-4 and F-5.

Other tax issues – You should note that the annuity contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the accumulation value. The death benefit could be viewed as an incidental benefit, the amount of which is limited in any 401(a) plan. Because the death benefit may exceed this limitation, employers

FINANCIAL INFORMATION	PROSPECTUS	67

using the contract in connection with corporate pension and profit-sharing plans should consult their tax adviser. The IRS has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as those available under this contract comport with IRA qualification requirements.

In the case of a withdrawal under a qualified contract; a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the contract” generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the “investment in the contract” under a qualified contract can be zero. If your contract contains a guaranteed lifetime withdrawal benefit rider, the application of certain tax rules, particularly those rules relating to distributions from your contract, are not entirely clear. In view of this uncertainty, you should consult a tax adviser before purchasing a guaranteed lifetime withdrawal benefit rider.

Qualified contracts other than Roth IRAs have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement or consult a tax adviser for more information about these distribution rules. In any event, you should note that distributions made under Options F-4 or F-5 may not satisfy these minimum distribution rules. If you are attempting to satisfy these rules through withdrawals before the annuity commencement date, the value of any enhanced death benefit or other optional rider may need to be included in calculating the amount required to be distributed. In addition, if your qualified contract was issued with a DIA payout option rider, there is some uncertainty regarding how the minimum distribution rules apply after the DIA commencement date. Consult a tax adviser.

Pension and annuity distributions generally are subject to withholding for the recipient’s federal income tax liability at rates that vary according to the type of distribution and the recipient’s tax status. Recipients generally are provided the opportunity to elect not to have tax withheld from distributions. Taxable “eligible rollover distributions” from section 401(a) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee from such a plan, except certain distributions such as distributions required by the Internal Revenue Code, hardship distributions or distributions in a specified annuity form. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to an eligible retirement plan as defined in the Internal Revenue Code; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

68	PROSPECTUS	FINANCIAL INFORMATION

Federal Estate and generation-skipping transfer taxes

While no attempt is being made to discuss the federal estate tax implications of the contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Under certain circumstances, the Internal Revenue Code may impose a “generation skipping transfer tax” (GST) when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

For 2013, the federal estate tax, gift tax and GST tax exemption and maximum rates are $5,250,000 and 40%, respectively. The uncertainty as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Medicare tax

Beginning in 2013, distributions from non-qualified annuity policies will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) Final regulations had not been issued as of the date of this prospectus, so these rules may change. Please consult a tax advisor for more information.

Annuity purchases by nonresident aliens and foreign corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity contract purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, if the payee is a foreign financial institution or a non-financial foreign entity within the meaning of the Internal Revenue Code as amended by the Foreign Account Tax Compliance Act, distributions to the payee could be subject to 30% withholding irrespective of the status of any beneficial owner or the existence of a treaty. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchasers country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to an annuity contract purchase.

FINANCIAL INFORMATION	PROSPECTUS	69

Our income taxes

At the present time, we make no charge for any federal, state or local taxes – other than the charge for state and local premium taxes that we incur – that may be attributable to the investment divisions of the Separate Account or to the contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that we determine are attributable to the investment divisions of the Separate Account or the contracts.

Under current laws in several states, we may incur state and local taxes in addition to premium taxes. These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

The benefit of any foreign tax credits attributable to taxes paid by certain variable investment options to foreign jurisdictions cannot be passed through to you and thus we may benefit from such credits to the extent permitted under federal tax law.

Possible tax law changes

Although the likelihood of legislative or regulatory change is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legislative or regulatory developments and their effect on the contract.

We have the right to modify the contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend this summary as tax advice.

PERFORMANCE RESULTS

From time to time, we may show performance information for the Separate Account’s investment divisions in advertisements, sales literature or other materials provided to existing or prospective contract owners. We may also provide an existing or prospective contract owner with reports which use historical performance on a hypothetical basis to demonstrate how the choice of alternate underlying investment options would have affected the accumulation value, surrender value and death benefit during the accumulation phase and the amounts of annuity payments during the payout phase of the contract. These materials are based upon historical information and are not necessarily representative of future performance. When we show performance, we will always include SEC standard performance, which reflects all fees and charges for specified periods. We may also show non-standard performance, for example, without showing the effect of certain charges such as surrender charges.

Among the key performance measures we use are total returns and yields.

70	PROSPECTUS	FINANCIAL INFORMATION

Total returns include: average annual total return, total return, and change in accumulation unit value – all of which reflect the change in the value of an investment in an investment division of the Separate Account over a specified period, assuming the reinvestment of all income dividends and capital gains distributions.

Yield figures may be quoted for investments in shares of investment divisions. Yields are expressed as a percentage of the value of an accumulation unit at the beginning of the base period. Yields are annualized, which assumes that an investment division will generate the same level of net investment income over a one-year period. However, yields fluctuate daily.

Advertisements and sales literature for the investment divisions of the Separate Account may compare a Fund’s performance to that of investments offered through the separate accounts of other insurance companies that have similar investment objectives or programs. Promotional material may also compare a Fund’s performance to one or more indices of the types of securities that the Fund buys and sells for its portfolio. Performance comparisons may be illustrated by tables, graphs or charts. Additionally, promotional material may refer to:

•	the types and characteristics of certain securities

•	features of a Fund’s portfolio

•	financial markets

•	historical, current or perceived economic trends, and

•	topics of general investor interest, such as personal financial planning.

In addition, advertisements and sales literature may refer to or reprint all or portions of articles, reports or independent rankings or ratings which relate specifically to the investment divisions or to other comparable investments. However, such material will not be used to indicate future performance.

Advertisements and sales literature about the variable annuity contract and the Separate Account may also refer to ratings given to GIAC by insurance company rating organizations such as:

•	Moody’s Investors Service, Inc.

•	Standard & Poor’s Ratings Group

•	A.M. Best & Co.

•	Duff & Phelps.

These ratings relate only to GIAC’s ability to pay death benefits and living benefits provided under the contract, not to the performance or safety of the variable investment options.

Further information about the performance of each investment division is contained in its respective annual report, which may be obtained from GIS free of charge.

FINANCIAL INFORMATION	PROSPECTUS	71

YOUR RIGHTS AND RESPONSIBILITIES

TELEPHONIC AND ELECTRONIC SERVICES

We will process certain transactions by telephone if you have authorized us to do so. We currently take fund transfer requests and changes in future allocations over the telephone. If you would like this privilege, please complete an authorization form, or complete the appropriate section of your application. Once we have your authorization on file, you can authorize permitted transactions over the telephone by calling 1-800-533-0099 between 9:00 a.m. and the close of the New York Stock Exchange, generally 4:00 p.m. Eastern time.

In addition to telephone services, we offer you the ability to use your personal computer to receive documents electronically, review your account information and to perform other specified transactions. If you want to participate in any or all of our electronic programs, we ask that you visit our website (www.guardianinvestor.com) for information and registration. If you choose to participate in the electronic document delivery program, you will receive financial reports, prospectuses, confirmations and other information via the Internet. You will not receive paper copies.

Generally, with the exception of the electronic document delivery program, you are automatically eligible to use these services when they are available. You must notify us if you do not want to participate in any or all of these programs. You may reinstate these services at any time. You bear the risk of possible loss if someone gives us unauthorized or fraudulent registration or instructions for your account so long as we believe the registration or instructions to be genuine and we have followed reasonable procedures to confirm that the registration or instructions communicated by telephone or electronically are genuine. If we do not follow reasonable procedures to confirm that the registration or instructions communicated by telephone or electronically are genuine, we may be liable for any losses. Please take precautions to protect yourself from fraud. Keep your account information and PIN private and immediately review your statements and confirmations. Contact us immediately about any transactions you believe to be unauthorized.

We may change, suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right to refuse any transaction request that we believe would be disruptive to contract administration or is not in the best interests of the contract owners or the Separate Account. Telephone and Internet services may be interrupted or response times slow if we are experiencing physical or technical difficulties, or economic or market emergency conditions. While we are experiencing such difficulties we ask you to send your request by regular or express mail and we will process it using the accumulation unit value first calculated after we receive the request at our Customer Service Office. We will not be responsible or liable for: any inaccuracy, error or delay in or omission of any information you transmit or deliver to us; any loss or damage you may incur because of such inaccuracy, error, delay, omission or non-performance; or any interruption resulting from emergency circumstances.

72	PROSPECTUS	YOUR RIGHTS AND RESPONSIBILITIES

VOTING RIGHTS

We own all Fund shares held in the Separate Account. As the owner, we have the right to vote on any matter put to vote at any Fund’s shareholder meeting. However, to the extent we are required to by law, we will vote all Fund shares attributable to contracts by following instructions we receive from you and other contract owners with voting interests in the Funds. We will vote those shares for which we do not receive voting instructions in the same proportion as the shares for which we have received instructions. Because of this proportional voting, a small number of contract owners could control the outcome of the vote. We will solicit instructions when the Funds hold shareholder votes. We have the right to restrict contract owner voting instructions if the laws change to allow us to do so.

The owner of the contract has voting rights. Voting rights diminish with the reduction of your accumulation value.

YOUR RIGHT TO CANCEL THE CONTRACT

During the 10-day period after receiving your contract, the free-look period, you have the right to examine your contract and return it for cancellation if you change your mind about buying it. Longer periods may apply in some states.

To cancel your contract, we must receive both the contract and your cancellation notice in good order at our Customer Service Office. You can forward these documents to GIAC’s Customer Service Office or to the registered representative who sold you the contract. If you mail the notice, we consider it received on the postmark date, provided it has been properly addressed and the full postage has been paid.

Upon cancellation, we will refund to you:

•	the difference between the gross premiums you paid (including contract charges, premium taxes and other charges) and the amounts we allocated to the variable investment options you chose; and

•	the accumulation value of the contract on the date we receive your cancellation.

If state law requires, you will receive the greater of total premiums you paid for the contract or the accumulation value of your contract instead.

DISTRIBUTION OF THE CONTRACT

The variable annuity contract is sold by insurance agents who are licensed by GIAC and who are either registered representatives of Guardian Investor Services LLC (GIS) or of broker-dealer firms that have entered into sales agreements with GIS and GIAC (including Park Avenue Securities LLC, a wholly owned subsidiary of GIAC). GIS and such other broker-dealers are members of the Financial Industry Regulatory Authority (FINRA).

Free-look period

During the 10 to 30 day period (the period varies depending on the state where you live) after receiving your contract, the free-look period, you have the right to examine your contract and return it for cancellation if you change your mind about buying it.

YOUR RIGHTS AND RESPONSIBILITIES	PROSPECTUS	73

GIAC will generally pay commissions to these individuals or broker-dealer firms for the sale of contracts. When we compensate a firm, the representative responsible for the sale of the contract will receive a portion of the compensation based on the practice of the firm. Commissions may vary, but will not exceed the limits of applicable laws and regulations. Commissions paid in conjunction with the annuity contracts will be up to 5% on all premium payments made in the first contract year. A commission of up to 1% per annum of the accumulation value of the contract may be paid quarterly beginning in the second contract year. If the owner is age 81 or older on the contract’s issue date, a commission of up to 2.5% on all premium payments will be paid in the first contract year and a commission of up to 1% may be paid quarterly beginning in the second contract year.

We reserve the right to pay any compensation permissible under applicable state law and regulations, including, for example, additional sales or service compensation while a contract is in force or additional amounts paid in connection with special promotional incentives. In addition, we may compensate certain individuals for the sale of contracts in the form of commission overrides, expense allowances, bonuses, wholesaler fees and training allowances. Individuals may also qualify for non-cash compensation such as expense-paid trips and educational seminars.

In addition to the compensation described above, GIAC may make additional cash payments (sometimes called “revenue sharing”) or make reimbursements to some broker-dealers in recognition of their marketing and distribution, transaction processing, and/or administrative services support. Marketing and distribution support services may include, among other services, placement of GIAC’s products on the broker-dealers’ preferred or recommended list, access to the broker-dealers’ registered representatives for purposes of promoting sales of GIAC’s products, assistance in training and education of GIAC’s agents, and opportunities for GIAC to participate in sales conferences and educational seminars. Payments or reimbursements may be calculated as a percentage of the particular broker-dealer’s actual or expected aggregate sales of all of our variable contracts, or assets held within those contracts (generally not exceeding .20% of sales or .15% of assets held), and/or may be a fixed dollar amount. Additionally, we may increase the sales compensation paid to broker-dealers for a period of time for the sale of a particular product.

These arrangements may not be offered to all firms, and the terms of such arrangements may differ among firms. Firms and/or individual registered representatives within some firms that participate in one of these compensation arrangements might receive greater compensation for selling this contract than for selling a different annuity contract that is not eligible for these compensation arrangements. As a result, these payments may serve as an incentive for broker-dealers to promote the sale of particular products.

74	PROSPECTUS	YOUR RIGHTS AND RESPONSIBILITIES

You should ask your registered representative for further information about what commissions or other compensation he or she, or the broker-dealer for whom he or she works, may receive in connection with your purchase of a contract. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including conflicts of interest that such arrangements may create. You may wish to take such payments and arrangements into account when considering and evaluating any recommendation relating to the contracts.

If you return your contract under the right to cancel provisions, the representative may have to return some or all of any commissions we have paid.

No specific charge is assessed directly to contract owners or the Separate Account to cover commissions or other forms of compensation described above. We do intend to recoup commissions and other sales expenses and incentives that we pay, however, through fees and charges deducted under the policy and other corporate revenue.

The principal underwriter of the contract is GIS, located at 7 Hanover Square, New York, New York 10004.

YOUR RIGHTS AND RESPONSIBILITIES	PROSPECTUS	75

SPECIAL TERMS USED IN THIS PROSPECTUS

Accumulation period

The period between the issue date of the contract and the annuity commencement date.

Accumulation unit

A unit of measure used to determine the value of a contract owner’s interest in each variable investment option under the contract before annuity payments begin.

Accumulation value

The sum of the values attributable to the variable investment options.

Annuitant

The person on whose life the annuity payments are based and on whose death, prior to the annuity commencement date, benefits under the contract are paid.

Annuity commencement date

The date on which annuity payments under the basic contract begin.

Annuity payments

Periodic payments made by GIAC to the contract owner at monthly or other periodic intervals after the annuity commencement date.

Basic contract

The contract, excluding any optional benefit riders or endorsements.

Beneficiary

The person(s) designated to receive any benefits under a contract upon the death of an owner or on the death of the annuitant if there is a non-natural owner.

Chargeable premium

Each net premium that is subject to a surrender charge, less the amount of any withdrawal attributable to that premium on which we assessed a surrender charge.

Contract anniversary

The annual anniversary measured from the issue date of the contract.

Contingent annuitant

A contingent annuitant is the person you name at issue to become the annuitant if the annuitant dies before the annuity commencement date. The owner’s right to name a contingent annuitant may be restricted under the provisions of a retirement or deferred compensation plan for which the contract is issued. A contingent annuitant may be named only if permitted by the laws of the jurisdiction in which the contract is issued, and is not permitted if there is a non-natural owner.

Contingent beneficiary

The person(s) designated to receive any benefits under a contract upon an owner’s death should there be no surviving owner and all primary beneficiaries predecease such owner.

Customer service office

The Guardian Insurance & Annuity Company, Inc., Customer Service Office, Box 26210, Lehigh Valley, Pennsylvania 18002. Our street address is 3900 Burgess Place, Bethlehem, Pennsylvania 18017. Our telephone number is 1-800-221-3253.

Due proof of death in good order

A certified death certificate, all necessary claim paperwork and such other information as we may require to process the death benefit for at least one beneficiary.

Funds

The open-end management investment companies, each corresponding to a variable investment option. The Funds are listed on the front cover of this prospectus.

Good order

Notice from any party authorized to initiate a transaction under this contract, received in a format satisfactory to GIAC at its Customer Service Office, that contains all information required by GIAC to process that transaction. In addition, transaction requests must be received on a valuation date no later than the close of the New York Stock Exchange, generally 4:00 p.m. Eastern time, in order to receive that day’s accumulation unit values.

Monthly contract anniversary

The same date of each calendar month as the issue date of the basic contract, or the last day of a calendar month, if earlier.

Net premium(s)

A premium paid by the owner to us in accordance with the provisions of the contract, less premium taxes that we may deduct from a premium, if any.

Owner (contract owner)

You (or your); the person(s) or entity designated as the owner in the contract.

76	PROSPECTUS	SPECIAL TERMS USED IN THIS PROSPECTUS

Valuation date

A date on which accumulation unit values are determined. Accumulation unit values are determined on each date on which the New York Stock Exchange or its successor is open for trading.

Valuation period

The period between two successive valuation dates.

Variable investment options

The investment divisions of Separate Account R that are available for allocations of net premiums and accumulation values.

SPECIAL TERMS USED IN THIS PROSPECTUS	PROSPECTUS	77

OTHER INFORMATION

LEGAL PROCEEDINGS

We, like other insurance companies, are involved in lawsuits. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account, on the ability of GIS to perform under its principal underwriting agreement, or on GIAC’s ability to meet its obligations under the contract.

WHERE TO GET MORE INFORMATION

Our Statement of Additional Information (SAI) has more details about the contract described in this prospectus. If you would like a free copy, please call us toll-free at 1-800-221-3253, or write to us at the following address:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

Box 26210

Lehigh Valley, Pennsylvania 18002

The SAI contains the following information:

•	Services to the Separate Account

•	Annuity payments

•	Tax status of the contracts

•	Valuation of assets of the Separate Account

•	Qualified plan transferability restrictions

•	Experts

•	Financial statements

78	PROSPECTUS	OTHER INFORMATION

INDIVIDUAL FLEXIBLE PREMIUM

DEFERRED VARIABLE

ANNUITY CONTRACT

Issued Through The Guardian Separate Account R of

The Guardian Insurance & Annuity Company, Inc.

Statement of Additional Information dated    , 2013

This Statement of Additional Information is not a prospectus but should be read in conjunction with the current Prospectus for The Guardian Separate Account R (marketed under the name “Guardian Investor ProFreedom Variable AnnuitySM”) dated    , 2013.

A free Prospectus is available upon request by writing or calling:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

P.O. Box 26210

Lehigh Valley, Pennsylvania 18002

1-800-221-3253

Read the Prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the Prospectus.

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SERVICES TO THE SEPARATE ACCOUNT

The Guardian Insurance & Annuity Company, Inc. (“GIAC”) maintains the books and records of The Guardian Separate Account R (the “Separate Account”). GIAC, a wholly owned subsidiary of The Guardian Life Insurance Company of America, acts as custodian of the assets of the Separate Account. GIAC bears all expenses incurred in the operations of the Separate Account, except the mortality and expense risk charge and the administrative charge (as described in the Prospectus), which are borne by the contract owner.

Guardian Investor Services LLC (“GIS”), a wholly owned subsidiary of GIAC, serves as principal underwriter for the Separate Account pursuant to a distribution and service agreement between GIAC and GIS. The contracts are offered continuously and are sold by GIAC insurance agents who are registered representatives of either Park Avenue Securities LLC (“PAS”) or of other broker-dealers which have selling agreements with GIS and GIAC. In the years 2012, 2011 and 2010, GIAC paid commissions through GIS and PAS with respect to the sales of variable annuity contracts in the amount of $106,652,852, $83,040,563 and $58,532,089, respectively.

ANNUITY PAYMENTS

The objective of the contracts is to provide benefit payments (known as annuity payments) which will increase at a rate sufficient to maintain purchasing power at a constant level. For this to occur, the actual net investment return must exceed the assumed investment return by an amount equal to the rate of inflation. Of course, no assurance can be made that this objective will be met. If the assumed interest return were to be increased, benefit payments would start at a higher level but would increase more slowly or decrease more rapidly. Likewise, a lower assumed interest return would provide a lower initial payment with greater increases or lesser decreases in subsequent annuity payments.

Value of an Annuity Unit: The value of an annuity unit is determined independently for each of the variable investment options. For any valuation period, the value of an annuity unit is equal to the value for the immediately preceding valuation period multiplied by the annuity change factor for the current valuation period. The annuity unit value for a valuation period is the value determined as of the end of such period. The annuity change factor is equal to the net investment factor for the same valuation period adjusted to neutralize the assumed investment return used in determining the annuity payments. The net investment factor is reduced by (a) the contract charge, (b) administrative expenses and (c) if applicable, any optional death benefit rider charge on an annual basis during the life of the contract. The dollar amount of any payment due after the first payment under a Variable Investment Option will be determined by multiplying the number of annuity units by the value of an annuity unit for the valuation period ending ten (10) days prior to the valuation period in which the payment is due.

Determination of the First Annuity Payment: At the time annuity payments begin, the value of the contract owner’s account is determined by multiplying the accumulation unit value on the valuation period ten (10) days before the date the first annuity payment is due by the corresponding number of accumulation units credited to the contract owner’s account as of the date the first annuity payment is due, less any applicable premium taxes not previously deducted.

The contracts contain tables reflecting the dollar amount of the first monthly payment which can be purchased with each $1,000 of value accumulated under the contract. The amounts depend on the fixed annuity payout option selected, the mortality table used under the contract (the 1983 Individual Mortality Table projected using Scale G) and the nearest age of the Annuitant. The first annuity payment is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. Currently, we are using annuity purchase rates we believe to be more favorable to you than those in your contract. We may change these rates from time to time, but the rate will never be less favorable to you than those guaranteed in your contract.

TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

Diversification Requirements. The Internal Revenue Code of 1986, as amended (“Code”) requires that the investments of each investment division of the separate account underlying the contracts be “adequately diversified” in order for the

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contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, we believe that the owner of a contract should not be treated as the owner of the separate account assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying separate account assets.

Required Distributions. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of a holder of the contract. Specifically, section 72(s) requires that (a) if any holder dies on or after the annuity commencement date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such holder’s death; and (b) if any holder dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such holder’s death. These requirements will be considered satisfied as to any portion of a holder’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the holder’s death. The designated beneficiary refers to a natural person designated by the holder as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased holder, the contract may be continued with the surviving spouse as the new holder.

The non-qualified contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. The right of a spouse to continue the contract, and all contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The federal Defense of Marriage Act currently does not recognize same-sex marriages or civil unions, even those which are permitted under individual state laws. Therefore the spousal continuation provisions of this contract will not be available to such partners or same-sex marriage spouses. Consult a tax advisor for more information on this subject.

Other rules may apply to qualified contracts.

VALUATION OF ASSETS OF THE SEPARATE ACCOUNT

The value of Fund shares held in each Investment Division at the time of each valuation is the redemption value of such shares at such time. If the right to redeem shares of a Fund has been suspended, or payment of redemption value has been postponed for the sole purpose of computing annuity payments, the shares held in the Separate Account (and corresponding annuity units) may be valued at fair value as determined in good faith by GIAC’s Board of Directors.

QUALIFIED PLAN TRANSFERABILITY RESTRICTIONS

Where a contract is owned in conjunction with a retirement plan qualified under the Code, a tax-sheltered annuity program or individual retirement account, and notwithstanding any other provisions of the contract, the contract owner may not change the ownership of the contract nor may the contract be sold, assigned or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than GIAC unless the contract owner is the trustee of an employee trust qualified under the Code, the custodian of a custodial account treated as such, or the employer under a qualified non-trusteed pension plan.

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EXPERTS

The statutory basis balance sheets of GIAC as of December 31, 2012 and 2011 and the related statements of operations, of changes in surplus and of cash flows for each of the two years in the period ended December 31, 2012 and the statement of assets and liabilities of Separate Account R as of December 31, 2012 and the related statement of operations for the year then ended and the statement of changes in net assets for the two years in the period ended December 31, 2012 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

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VARIABLE ANNUITY PROSPECTUS	Securities Act of 1933 File No. 333-187762
, 2013

THE GUARDIAN INVESTOR PROSTRATEGIES VARIABLE ANNUITYSM (I Share)

THIS PROSPECTUS describes an Individual Flexible Premium Deferred Variable Annuity Contract available for purchase through a registered investment adviser. It contains important information that you should know before investing in the contract. Please read this prospectus carefully, and keep it for future reference.

The contract is issued by The Guardian Insurance & Annuity Company, Inc. (GIAC, we, us, our) through its Separate Account R (the Separate Account). The contract is an annuity contract and is a long-term investment vehicle designed for retirement purposes. The contract will also pay a death benefit if the owner dies before annuity payments begin.

Any guarantees under the contract or death benefit riders that exceed the value of your interest in the separate account are paid from our general account (not the separate account). Therefore, any amounts that we may pay under the contract in excess of your interest in the separate account are subject to our financial strength and claims-paying ability and our long-term ability to make such payments.

The minimum initial premium payment is $50,000. Your premiums may be invested in up to 25 of the available variable investment options. The variable investment options invest in the mutual funds (“Funds”) listed below. Some of these Funds may not be available in your state. You may request copies of the prospectuses for these Funds from your registered representative or by calling 1-800-221-3253 or by visiting our web site at www.GuardianInvestor.com. Please read the prospectuses carefully before investing.

•	AllianceBernstein Variable Products Series Fund, Inc.
–	AllianceBernstein VPS Dynamic Asset Allocation Portfolio Class B
•	ALPS Variable Investment Trust
–	ALPS/Alerian Energy Infrastructure Portfolio Class III
•	American Century Variable Portfolios, Inc.
–	American Century VP Inflation Protection Fund Class II
–	American Century VP Mid Cap Value Fund Class II
•	DWS Variable Series II
–	DWS Alternative Asset Allocation VIP Class B
•	Fidelity® Variable Insurance Products
–	Fidelity VIP Growth Opportunities Portfolio Service Class 2
•	Franklin Templeton Variable Insurance Products Trust
–	Franklin Growth and Income Securities Fund Class 2
•	Invesco Variable Insurance Funds
–	Invesco V.I. Balanced-Risk Allocation Fund Series II shares
•	Ivy Funds Variable Insurance Portfolios
–	Ivy Funds VIP Global Bond
–	Ivy Funds VIP High Income
•	Janus Aspen Series
–	Janus Aspen Enterprise Portfolio Service Shares
–	Janus Aspen Global Technology Portfolio Service Shares
•	Lazard Retirement Series, Inc.
–	Lazard Retirement Multi-Asset Targeted Volatility Portfolio Service Shares
•	Legg Mason Partners Variable Equity Trust
–	ClearBridge Variable Small Cap Growth Portfolio Class II
–	Legg Mason Dynamic Multi-Strategy VIT Portfolio Class II
•	Merger Fund VL
–	The Merger Fund VL
•	MFS® Variable Insurance Trust II
–	MFS® International Value Portfolio Service Class
•	Northern Lights Variable Trust
–	Mariner Hyman Beck Portfolio Class II
•	Panorama Series Fund
–	Oppenheimer International Growth Fund/VA Service Class
•	PIMCO Variable Insurance Trust
–	PIMCO Global Multi-Asset Managed Volatility Portfolio Advisor Class
–	PIMCO Unconstrained Bond Portfolio Advisor Class
•	Pioneer Variable Contracts Trust
–	Pioneer Bond VCT Portfolio Class II
•	Putnam Variable Trust
–	Putnam VT Absolute Return 500 Fund Class IB
–	Putnam VT Small Cap Value Fund Class IB
•	Rydex Variable Trust
–	Guggenheim VT Multi-Hedge Strategies
–	Guggenheim VT U.S. Long Short Momentum
•	T. Rowe Price Equity Series, Inc.
–	T. Rowe Price Health Sciences Portfolio II
•	The Universal Institutional Funds, Inc.
–	UIF Emerging Markets Equity Portfolio – Class II
•	Van Eck VIP Trust
–	Van Eck VIP Global Hard Assets Service Class
•	Virtus Variable Insurance Trust
–	Virtus Real Estate Securities Series

A Statement of Additional Information for the contract and the Separate Account is available free of charge by writing to GIAC at its Customer Service Office, P.O. Box 26210, Lehigh Valley, Pennsylvania 18002 (regular mail) or 3900 Burgess Place, Bethlehem, Pennsylvania 18017 (overnight mail), or by calling 1-800-221-3253. Its contents are noted on page          of this prospectus.

The Statement of Additional Information, which is dated                  , 2013, is incorporated by reference into this prospectus.

The Securities and Exchange Commission (“SEC”) has a Web site (http://www.sec.gov) which you may visit to view this Prospectus, Statement of Additional Information and other information.

These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus.

The contract is not a deposit or obligation of, or guaranteed or endorsed by, any bank or depository institution, and the contract is not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency, and involves investment risk, including possible loss of the principal amount invested.

CONTENTS

The variable annuity contract may not be available in all states or jurisdictions. This prospectus does not constitute an offering in any state or jurisdiction in which such offering may not lawfully be made. GIAC does not authorize any information or representations regarding the offering described in this prospectus except for information in this prospectus or the Statement of Additional Information or in any supplement thereto or in any supplemental sales material authorized by GIAC.

SUMMARY

SUMMARY

WHAT IS A VARIABLE ANNUITY CONTRACT?

A

VARIABLE ANNUITY CONTRACT allows you to accumulate tax-deferred savings which are invested in options that you choose. This is the accumulation period of the contract. On an agreed date, you will start receiving regular payments. This is the annuity period. The amount of the annuity payments will depend on the amount of accumulation value annuitized, annuity rates, annuity option selected and, for non-qualified contracts, gender of the annuitant.

HOW A VARIABLE ANNUITY WORKS

During the accumulation period, this contract allows you to allocate your net premium payments and accumulation value to as many as 25 of the available variable investment options.

When you allocate your premiums to the variable investment options, you bear the risk of any investment losses. No assurance can be given that the value of the contract during the accumulation period, or the total amount of annuity payments made under the contract, will equal or exceed the net premium payments allocated to the variable investment options.

GIAC has established a Separate Account to hold the variable investments in its annuity contracts. The Separate Account has 30 investment divisions, corresponding to 30 variable investment options, each of which invests in a mutual fund. Your net premiums are used to buy accumulation units in the investment divisions you have chosen.

The total value of your contract’s investment in the investment divisions is known as the accumulation value. It’s determined by multiplying the number of variable accumulation units credited to your account in each investment division by the current value of the division’s units. The value of units in a variable investment division reflects the investment experience within the division. For a complete explanation, please see Financial information: How we calculate unit values.

THE ANNUITY PERIOD

Annuity payments under this contract must begin no earlier than the first contract anniversary (without GIAC’s prior consent) and no later than the contract anniversary immediately following the annuitant’s 100th birthday. Gains under the contract are taxable at distribution, and if you take money out of the contract before age 59 1/2, you may also incur a 10% Federal tax penalty on amounts included in your income. You may select only one of the available annuity payout options under the contract:

•	Life annuity without a guaranteed period
•	Life annuity with a guaranteed period

•	Joint and survivor annuity

•	Payments to age 100

•	Payments for a period certain

•	Payments for 10 year period certain

Please see The annuity period.

OTHER CONTRACT FEATURES

Transfers among investment options

You can make transfers among the variable investment options at any time, although such transfers may be severely restricted in an effort to protect against potential harm from frequent transfers. Please see Frequent transfers among the variable investment options. Transfers must also comply with the rules of any retirement plan that apply. Please see The accumulation period: Transfers.

Death benefits

If you should die before annuity payments begin, then we pay a death benefit first to any surviving owner and then to surviving beneficiaries (in the order you have designated). You also have the option of purchasing an enhanced death benefit rider that may provide a greater death benefit. If the owner is a non-natural person, then the death of the annuitant will be treated as death of an owner for purposes of determining whether a death benefit is payable. Please see Other contract features: Death benefits.

Optional riders

You also have the option to purchase or elect other riders to provide additional benefits. The riders are available only in the states where they have been approved, and where we continue to offer them. These riders may not each be available in combination with other optional benefits under the contract, and may not be appropriate for your situation. There are charges for some of these riders. You should contact your registered representative for information about the availability of any of the riders under your contract. The highest anniversary value death benefit rider provides for an enhanced death benefit equal to the greater of the death benefit under the contract

SUMMARY	PROSPECTUS	1

(without any riders) or the highest contract anniversary value death benefit. The return of premium and return of premium plus death benefit rider may in certain circumstances increase the death benefit payable upon the owner’s death if your adjusted premium payments exceed your contract earnings. Finally, the deferred income annuity payout option rider can create a stream of income payments based on rider elections. Please refer to Other contract features for more information.

Surrenders and withdrawals

At any time during the accumulation period, you may withdraw some or all of the amount you have accumulated in the contract. Taking out all you have accumulated is known as a surrender; taking out part of your accumulation value is a withdrawal. Surrenders and withdrawals may be subject to any applicable contract fee, premium taxes, state taxes, penalty taxes, and federal income tax and/or federal income tax withholding. Once annuity payments begin, surrenders and withdrawals are available only with the payments to age 100 or the payments for a period certain annuity payout options. Please see The accumulation period: Surrenders and withdrawals. Surrenders from qualified plans may be restricted or forbidden by the plan document and may have negative tax consequences.

EXPENSES

The following are expenses that you will incur as a contract owner:

•	Operating expenses for mutual funds comprising the variable investment options

Management fees, 12b-1 fees, and other expenses associated with the Funds that you may pay while owning the contract currently, range from 0.73% to 3.80% but may be different in the future. Actual charges will depend on the variable investment options you select. We reserve the right to collect any redemption fee imposed by any Fund or if required by any regulatory authority.

•	Contract charges

We apply an administrative charge and a daily mortality and expense risk charge, calculated at an annual rate of 0.60% of the accumulation value in the variable investment options.

The following are expenses that you may incur as a contract owner:

•	Highest anniversary value death benefit rider expense

If you choose this benefit, then we will assess a daily charge at an annual rate of 0.30% of your accumulation value in the variable investment options.

•	Return of premium death benefit rider expense

If you choose this rider, then we will assess a daily charge at an annual rate of 0.25% of your accumulation value in the variable investment options.

•	Return of premium plus death benefit rider expense

If you choose this rider, then we will assess a daily charge at an annual rate of 0.30% of your accumulation value in the variable investment options.

•	Combination of death benefit riders expense

You may choose both the highest anniversary value death benefit rider and the return of premium plus death benefit rider. If you do, then we will assess one combined daily charge at an annual rate of 0.35% of your accumulation value in the variable investment options.

•	Premium taxes

These charges for taxes on premiums or annuity purchase payments are applicable only in some states and municipalities and currently range from 0.50% up to 3.5% of premium payments made to the contract or accumulation value used to purchase an annuity option, depending on state requirements.

This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

•	Withdrawal charge

During the annuity period, if you choose either the fixed payments to age 100 or the payments for a period certain as your annuity payout option, and you make more than one withdrawal in a calendar quarter, then you will pay an administrative charge equal to the lesser of $25 or 2% of the amount of the withdrawal.

2	PROSPECTUS	SUMMARY

DECIDING TO PURCHASE A CONTRACT

The contract is an individual flexible premium deferred variable annuity contract that we may issue as a contract qualified (“qualified contract”) under the Internal Revenue Code of 1986, as amended (“Internal Revenue Code”), or as a contract that is not qualified under the Internal Revenue Code (“non-qualified contract”). You should consider purchasing a variable annuity contract if your objective is to invest over a long period of time and to accumulate assets on a tax-deferred basis, generally for retirement. A tax-deferred accrual feature is provided by any tax-qualified arrangement. Therefore, you should have reasons other than tax deferral for purchasing the contract to fund a tax-qualified arrangement.

You have the right to examine the contract and return it for cancellation within 10 to 30 days of receiving it depending on the state where you live. (If this contract is a replacement for another contract, you may have 10 to 60 days to examine the contract and return it for cancellation.) This is known as the free-look period. If you exercise this free-look privilege, and if you live in a state that does not require us to return premiums paid, you will bear the risk of any decline in your contract’s value during the free-look period. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

Because the laws and regulations that govern the contract vary among the jurisdictions where the contract is sold, some of the contract’s terms may vary depending on where you live. Please check your contract carefully for specific terms and conditions.

We sell other variable annuity contracts with other features and charges. Please contact us if you would like more information.

Please see Special terms used in this prospectus for definitions of key terms.

SUMMARY	PROSPECTUS	3

EXPENSE TABLES

Expenses

The tables will assist you in understanding the various costs and expenses of the contract, the Separate Account and its underlying Funds that you will bear directly or indirectly. See Financial information – Contract costs and expenses. Fund prospectuses provide a more complete description of the various costs and expenses of the underlying variable investment options. Premium taxes may apply.

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the contract. The first table describes the fees and expenses that you will pay at the time that you buy the contract, surrender the contract, or transfer accumulation value among the variable investment options. State premium taxes may also be deducted.*

CONTRACT OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchases:	None
Surrender Charge:	None

* If you reside in a state that requires us to deduct a premium tax, this tax can range from 0.5% to 3.5% of the premium payments or contract accumulation value used to purchase an annuity option, depending on the state requirements. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

There is a withdrawal charge that applies to withdrawals during the annuity period in excess of one per quarter. This charge is the lesser of $25 or 2% of the withdrawal amount. Withdrawals are available during the annuity period only if you choose the payments to 100 or the period certain annuity payout option. Please see Withdrawal charge, pages 3 and 61 for more information.

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including the fees and expenses of the underlying mutual funds associated with the variable investment options.

4	PROSPECTUS	EXPENSE TABLES

SEPARATE ACCOUNT LEVEL ANNUAL EXPENSES

(as a percentage of daily net asset value)

HAVDB = Highest Anniversary Value Death Benefit Rider	ROPDB Plus = Return of Premium Death Benefit Plus Rider
ROPDB Basic = Return of Premium Death Benefit Basic Rider

	Basic contract (with no benefit riders)	Contract with HAVDB	Contract with ROPDB Basic	Contract with ROPDB Plus	Contract with HAVDB and ROPDB Plus
Contract Charge	0.60%	0.60%	0.60%	0.60%	0.60%
Other Separate Account Fees
Charges for Optional Additional Riders
– HAVDB	0.00%	0.30%	0.00%	0.00%	0.00%
– ROPDB Basic	0.00%	0.00%	0.25%	0.00%	0.00%
– ROPDB Plus	0.00%	0.00%	0.00%	0.30%	0.00%
– Combined HAVDB & ROPDB Plus	0.00%	0.00%	0.00%	0.00%	0.35%
Subtotal Other Separate Account Fees	0.00%	0.30%	0.25%	0.30%	0.35%
Total Separate Account Level Annual Expenses	0.60%	0.90%	0.85%	0.90%	0.95%

The next item shows the minimum and maximum total operating expenses charged by the underlying mutual fund companies for the last completed fiscal year. Expenses may be different in the future. More detail concerning fees and expenses is contained in the prospectus for each underlying mutual fund.

TOTAL ANNUAL UNDERLYING MUTUAL FUND OPERATING EXPENSES

(expenses that are deducted from the assets of the underlying mutual funds including management fees, distribution and/or service (12b-1) fees, and other expenses)

	Minimum	Maximum
Total Annual Underlying Mutual Fund Operating Expenses (before applicable waivers and reimbursements)*	0.73%	3.80%

The fee and expense information regarding the underlying mutual funds was provided by those mutual funds and has not been independently verified by GIAC.

*	“Total Annual Underlying Mutual Fund Operating Expenses” are expenses for the fiscal year ended December 31, 2012 for all underlying mutual funds. It is important for contractowners to understand that a decline in the underlying mutual funds’ average net assets during the current fiscal year as a result of market volatility or other factors could cause the funds’ expense ratios for the funds’ current fiscal year to be higher than the expense information presented.

EXPENSE TABLES	PROSPECTUS	5

Expense Examples

The following Examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These Examples show the maximum costs of investing in the contract, including the contractowner transaction expenses, and Separate Account annual expenses which include a daily contract charge at an annual rate of 0.60% of the accumulation value in the Separate Account. The following two examples assume that you invest $10,000 in the contract for the time periods indicated and that your investment earns a 5% return each year.

Example 1 shows a basic contract with both the Highest Anniversary Value Death Benefit Rider and Return of Premium Plus Death Benefit Rider (which, if invested in the fund with the maximum expense that is available under the contract, would be the most expensive way to purchase the contract) and also shows the maximum (3.80%) and minimum (0.73%) fees and expenses of the underlying mutual funds. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Example 1:	Contract with both the Highest Anniversary Value Death Benefit and Return of Premium Plus Death Benefit riders, and maximum and minimum underlying mutual fund expenses

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$499	$1,496	$2,494	$4,990
Minimum:	$176	$547	$941	$2,044
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$499	$1,496	$2,494	$4,990
Minimum:	$176	$547	$941	$2,044

Example 2 shows a basic contract without any riders (which is the least expensive way to purchase the contract) and maximum (3.80%) and minimum (0.73%) fees and expenses of the underlying mutual funds. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Example 2:	Basic Contract without any riders and maximum and minimum underlying mutual fund expenses

	Years
	1	3	5	10
If you surrender your contract at the end of the applicable time period:
Maximum:	$462	$1,391	$2,328	$4,700
Minimum:	$140	$434	$750	$1,646
If you annuitize or you do not surrender your contract at the end of the applicable time period:
Maximum:	$462	$1,391	$2,328	$4,700
Minimum:	$140	$434	$750	$1,646

These Examples do not reflect transfer charges or premium taxes (which ranges from 0.50% up to 3.5%, depending on the jurisdiction).

Please remember that the Examples are an illustration and do not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% assumed in the Examples.

6	PROSPECTUS	EXPENSE TABLES

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

The Guardian Insurance & Annuity Company, Inc. (GIAC) is a stock life insurance company incorporated in the state of Delaware in 1970. GIAC, which issues the contracts offered with this prospectus, is licensed to conduct an insurance business in all 50 states of the United States and the District of Columbia. The company had total admitted assets (Statutory basis) of over $12.3 billion as of December 31, 2012. The financial statements of GIAC, as well as those for the Separate Account, appear in the Statement of Additional Information.

GIAC’s executive office is located at 7 Hanover Square, New York, New York 10004. The mailing address of the GIAC Customer Service Office, which administers these contracts, is P.O. Box 26210, Lehigh Valley, Pennsylvania 18002.

GIAC is wholly owned by The Guardian Life Insurance Company of America (Guardian Life), a mutual life insurance company organized in the State of New York in 1860. As of December 31, 2012, Guardian Life had total admitted assets (Statutory basis) in excess of $37.5 billion. Guardian Life does not issue the contracts offered under this prospectus and does not guarantee the benefits they provide.

EXPENSE TABLES	PROSPECTUS	7

BUYING A CONTRACT

Tax-Free ‘Section 1035’ Exchanges

You can generally exchange one annuity contract for another in a ‘tax-free exchange’ under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both contracts carefully. Remember that if you exchange another contract for the one described in this prospectus, you might have to pay surrender charges and taxes, including a possible penalty tax, on your old contract. Your new contract may have higher (or lower) charges and the benefits may be different. You should not exchange another contract for this one unless you determine, after knowing all the facts, that the exchange is in your best interest and not just better for the person trying to sell you this contract (that person will generally earn a commission if you buy this contract through an exchange or otherwise).

THE PURCHASE PROCESS

If you would like to buy a contract, you must complete, sign, and forward the application form to us at the address set forth below. Alternatively, if permitted in your state, you may also initiate the purchase by using such other form or in such other manner as we find acceptable. You or your agent then must send any applicable paperwork, along with your initial premium payment, by regular U.S. mail to the following address:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

P.O. Box 26210

Lehigh Valley, Pennsylvania 18002

If you wish to send your application or other paperwork and payment by certified, registered or express mail, please address it to:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

3900 Burgess Place

Bethlehem, Pennsylvania 18017

Our decision to accept or reject your proposed purchase is based on administrative rules such as whether you have completed the form completely and accurately or otherwise supplied us with sufficient information for us to accept the proposed purchase. We will not issue a contract if the owner or the annuitant is over 90 years of age, without our prior approval. We have the right to reject any application, proposed purchase or initial premium payment for any reason.

If we accept your purchase as received, we will credit your net premium payment to your new contract within two business days. If your purchase is not complete within five business days of our receiving your application or other applicable paperwork, we will return it to you along with your payment.

Although we do not anticipate delays in our receipt and processing of applications, premium payments or transaction requests, we may experience such delays to the extent that the selling broker or authorized registered representative (i) fails to forward the applications, premium payments and transaction requests to our Customer Service Office on a timely basis, or (ii) experiences delays in determining whether the contract is suitable for you. Any such delays will affect when your contract can be issued and your purchase payment applied.

If you are considering purchasing a contract with the proceeds of another annuity or life insurance contract, it may not be advantageous to replace the existing contract by purchasing this contract. A variable annuity is not a short-term investment.

8	PROSPECTUS	BUYING A CONTRACT

PAYMENTS

We require a minimum initial premium payment of $50,000. Thereafter, the minimum additional payment is $100. However, if you purchase a contract through an employer payroll deduction plan, we may accept purchase payments below $100. We will not accept premium payments greater than $1,000,000 in the first contract year without prior permission from an authorized officer of GIAC. Without our consent, total flexible premium payments made in any contract year after the first may not exceed the lesser of $100,000 or the aggregate amount of premiums paid in the first contract year without prior approval. GIAC will not accept total premium payments of greater than $3,000,000 over the life of the contract. Minimum and maximum premium payments may be different if you select certain optional riders with your contract. Please refer to those rider sections in this prospectus for further information. Not withstanding the above maximum premiums, we reserve the right to refuse any premium which would cause the aggregate premiums for all in force individual deferred variable contracts issued by GIAC owned individually or jointly by an owner of the contract who is a natural person to exceed $6,000,000.

BUYING A CONTRACT	PROSPECTUS	9

THE ACCUMULATION PERIOD

Accumulation units

The value of accumulation units will vary as the value of investments rises and falls in the variable investment options and also due to expenses and the deduction of certain charges.

HOW WE ALLOCATE YOUR PREMIUM PAYMENTS

After we receive your initial premium payment and issue a contract to you, we will normally credit subsequent net premiums to your contract on the same day we receive them, provided we receive them in good order at our Customer Service Office before the close of a regular trading session of the New York Stock Exchange, generally 4:00 p.m. Eastern Time (i.e., on a valuation date).

If the New York Stock Exchange closes before its regular closing time, we will normally credit a premium payment received after that close on the next valuation date. If required in your state or municipality, premium taxes are deducted from your payment before we credit it to your contract. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details. We call the amount remaining after this deduction the net premium payment.

If you cancel a premium payment or your premium payment is returned for insufficient funds, we reserve the right to reverse the transaction. You may also be responsible for any losses or fees imposed by your bank and losses that may be incurred as a result of any decline in the value of the investment options you had chosen.

We use net premiums to purchase accumulation units in the variable investment options you have chosen, according to your instructions in the application or as later changed. The prices of accumulation units are set daily because they change along with the share values of the underlying Funds. The amount you pay for each unit will be the price calculated on the valuation date that we receive and accept your payment. The value of accumulation units will vary as the value of investments rises and falls in the variable investment options.

You can change your investment option selections or your percentage allocations by notifying us in writing. We will apply your new instructions to subsequent net premium payments after we receive and accept them at our Customer Service Office. Please remember that you cannot invest in more than 25 variable investment options at any given time.

AUTOMATED PURCHASE PAYMENTS

You may elect to participate in our automated payment program by authorizing your bank to deduct money from your checking account or savings account to make monthly purchase payments. We will debit your account on the 15th of each month or the next business day if the 15th is not a business day (or another day of the month that we choose after we notify you). You tell us the amount of the monthly purchase payment and specify the effective date on our authorization form. You may request to participate, change the amount of your purchase payments, change bank accounts or terminate the program at any time prior to the first of the month for your requested transaction to be processed for that month. For IRAs, the maximum monthly purchase payment is 1/12th of

10	PROSPECTUS	ACCUMULATION PERIOD

your allowable annual contribution. We may modify or terminate the automated payment program at any time, at our sole discretion.

THE SEPARATE ACCOUNT

GIAC has established a Separate Account, known as Separate Account R, to receive and invest your premium payments in the variable investment options. The Separate Account has 30 investment divisions, corresponding to the 30 Funds available to you. The performance of each division is based on the Fund in which it invests.

The Separate Account was established by GIAC on March 12, 2003. It is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the 1940 Act) and meets the definition of a separate account under federal securities laws. Registration under the 1940 Act does not involve any supervision by the SEC of the investment management or programs of the Separate Account or GIAC. However, both GIAC and the Separate Account are subject to regulation under Delaware law. GIAC is also subject to the insurance laws and regulations of all states and jurisdictions where it is authorized to do business. We own all of the assets of the Separate Account. State insurance law provides that the assets of the Separate Account equal to its reserves and other liabilities are not chargeable with GIAC’s obligations except those under annuity contracts issued through the Separate Account. Income, gains and losses of the Separate Account are kept separate from other income, gains or losses of GIAC and other separate accounts. GIAC may also retain in the Separate Account assets that exceed the reserves and other liabilities of the Separate Account. Such assets can include GIAC’s direct contributions to the Separate Account or the investment results attributable to GIAC’s retained assets. Because such retained assets do not support contract values, GIAC may transfer them from the Separate Account to the general account. We are obligated to pay all amounts promised under the contract.

Each investment division is administered and accounted for as part of the general business of GIAC. Under Delaware law, the income and capital gains or capital losses of each investment division, whether realized or unrealized, are credited to or charged against the assets held in that division according to the terms of the contract, without regard to other income, capital gains or capital losses of the other investment divisions or of GIAC. Contract guarantees, such as annuity payments and death benefits, are guaranteed solely by the financial strength and claims-paying ability of GIAC. According to Delaware insurance law, the assets of the Separate Account are not chargeable with liabilities arising out of any other business GIAC may conduct. Please see Financial information: Federal tax matters.

We have the right to make changes to the Separate Account, to the investment divisions within it, and to the Fund shares they hold. We may make these changes for some or all contracts. These changes must be made in a manner that is consistent with laws and regulations, and when required by law, we will obtain your approval and/or, the approval of

ACCUMULATION PERIOD	PROSPECTUS	11

any appropriate state or federal regulatory authority. We will use this right to serve your best interests and to carry out the purposes of the contract. Possible changes to the Separate Account and the investment divisions include:

•	deregistering the Separate Account under the 1940 Act,

•	operating the Separate Account as a management investment company, or in another permissible form,

•	creating new separate accounts,

•	combining two or more separate accounts or investment divisions,

•	transferring assets among investment divisions, or into another separate account, or into GIAC’s general account,

•	modifying the contracts where necessary to preserve the favorable tax treatment that owners of variable annuities currently receive under the Internal Revenue Code,

•	eliminating the shares of any of the Funds and substituting shares of another appropriate Fund (which may have different fees and expenses or may be available/closed to certain purchasers), and

•	adding, closing or removing investment divisions of the Separate Account to allocations of net premiums or transfers of accumulation value, or both, with respect to some or all contracts.

In addition, a Fund in which an investment division invests may terminate its agreement with us and discontinue offering its shares to that investment division.

VARIABLE INVESTMENT OPTIONS

You may choose to invest in a maximum of 25 of the available variable investment options at any time. Each Fund is an open-end management investment company, registered with the Securities and Exchange Commission under the 1940 Act.

12	PROSPECTUS	ACCUMULATION PERIOD

The Funds have different investment objectives which influence their risk and return. These objectives affect the potential risks and outcome for each Fund, and there is no guarantee that a Fund will be able to meet its investment objectives fully. The table below summarizes their main characteristics.

Variable investment option	Investment objectives	Typical investments
AllianceBernstein VPS Dynamic Asset Allocation Portfolio (Class B)	To maximize total return consistent with the Adviser’s determination of reasonable risk	The Portfolio invests in a globally diversified portfolio of equity and debt securities and other financial instruments, and expects to enter into derivatives transactions, such as options, futures, forwards, or swaps to achieve market exposure. The Portfolio’s neutral weighting, from which it will make its tactical asset allocations, is 60% equity exposure and 40% debt exposure. Within these broad components, the Portfolio may invest in any type of security, including common and preferred stocks, warrants and convertible securities, government and corporate fixed-income securities, commodities, currencies, real estate-related securities and inflation protected securities. The Portfolio may invest in U.S., non-U.S. and emerging market issuers.
ALPS/Alerian Energy Infrastructure Portfolio	Investment results that correspond generally with price and yield performance of its underlying index, Alerian Energy Infrastructure Index	Will invest at least 90% of its net assets in securities that comprise of the Alerian Energy Infrastructure Index (the “Index”). The Index is intended to give investors a means of tracking overall performance of the North American Energy Infrastructure sector. The Index is comprised of equity securities of issuers headquartered or incorporated in the United States and Canada, primarily consisting of common stock, but also including, among others, Master Limited Partnerships and limited liability companies taxed as partnerships (“MLPs”), MLP affiliates and Canadian pipeline trusts and their successor companies.
American Century VP Mid Cap Value Fund Class II	Long-term capital growth with income as a secondary objective	The fund invests at least 80% of its assets in medium size companies. The fund considers medium size companies to include those whose market capitalization at the time of purchase is within the capitalization range of the Russell 3000® Index, excluding the largest 100 such companies. The portfolio managers intend to manage the fund so that its weighted capitalization falls within the capitalization range of the members of the Russell Midcap® Index.

ACCUMULATION PERIOD	PROSPECTUS	13

Variable investment option	Investment objectives	Typical investments
American Century VP Inflation Protection Fund Class II	Long-term total return	The fund invests substantially all of its assets in investment-grade debt securities. To help protect against U.S. inflation, the fund will invest over 50% of its assets in inflation-adjusted debt securities.
DWS Alternative Asset Allocation VIP (Class B)	The fund seeks capital appreciation.

The fund seeks to achieve its objective by investing in alternative (or non-traditional) asset categories and investment strategies. Investments may be made in other DWS funds or directly in the securities and derivative instruments in which such DWS funds could invest. The fund may also invest in Exchange Traded Funds (ETFs) to gain a desired economic exposure to a particular asset category that is not available through a DWS fund. The fund allocates its assets among the following strategies and/or asset categories: market neutral, inflation-protection, commodities, real estate, floating rate loans, infrastructure and emerging markets and other alternative strategies. Deutsche Investment Management Americas Inc. is the investment advisor for the fund. RREEF America L.L.C. and QS Investors, LLC (“QS Investors”), are the subadvisors for the fund.

Fidelity VIP Growth Opportunities Portfolio (Service Class 2)	The fund seeks to provide capital growth.	Normally investing primarily in common stocks. Investing in companies that Fidelity Management & Research Company (FMR) believes has above-average growth potential (stocks of these companies are often called “growth” stocks). Investing in domestic and foreign issuers. Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions to select investments.
Fidelity VIP Overseas Portfolio (Service Class 2)	The fund seeks long-term growth of capital.	Normally investing at least 80% of assets in non-U.S. securities. Normally investing primarily in common stocks. Allocating investments across different countries and regions. Using fundamental analysis of factors such as each issuer’s financial condition and industry position, as well as market and economic conditions to select investments.

14	PROSPECTUS	ACCUMULATION PERIOD

Variable investment option	Investment objectives	Typical investments
Franklin Growth & Income Securities Fund (Class 2 Shares)	Seeks capital appreciation with current income as a secondary goal.	Under normal market conditions, the fund invests predominantly in equity securities, including securities convertible into common stock.
Guggenheim VT Multi-Hedge Strategies	Seeks long-term capital appreciation with less risk than traditional equity funds.	The Fund pursues multiple investment styles or mandates that correspond to investment strategies widely employed by hedge funds. The Fund may be long or short in a broad mix of financial assets including small, mid, and large-capitalization U.S. and foreign common stocks, currencies, commodities, futures, options, swap agreements, high yield securities, and securities of other investment companies, American Depositary Receipts (“ADRs”), exchange-traded funds (“ETFs”), and corporate debt. Certain of the Fund’s derivative investments may be traded in the over-the-counter (“OTC”) market. The Fund may hold U.S. government securities or cash equivalents to collateralize its derivative positions. The Fund also may enter into repurchase agreements with counterparties that are deemed to present acceptable credit risks. The Fund also may invest up to 25% of its total assets in a wholly-owned and controlled Cayman Islands subsidiary (the “Subsidiary”). The Subsidiary is advised by the Advisor, and has the same investment objective as the Fund. Unlike the Fund, however, the Subsidiary may invest to a greater extent in commodity-linked derivative instruments.

ACCUMULATION PERIOD	PROSPECTUS	15

Variable investment option	Investment objectives	Typical investments
Guggenheim VT U.S. Long Short Momentum	Seeks long-term capital appreciation.	The Fund invests in equity securities, including small, mid, and large-capitalization securities, such as U.S. traded common stocks and American Depositary Receipts (“ADRs”), but also may invest in derivative instruments, particularly when seeking “short” exposure, which primarily consist of equity index swaps, futures contracts, and options on securities, futures contracts, and stock indices. Equity index swaps and futures and options contracts enable the Fund to pursue its investment objective without investing directly in the securities of companies included in the different sectors or industries to which the Fund is seeking exposure. On a day-to-day basis, the Fund may hold U.S. government securities, short-term, high quality (rated AA or higher) fixed income securities, money market instruments, overnight and fixed-term repurchase agreements, cash and other cash equivalents with maturities of one year or less to collateralize its derivative positions. The Fund also may enter into repurchase agreements with counterparties that are deemed to present acceptable credit risks.
Invesco V.I. Balanced-Risk Allocation Fund (Series II Shares)	The Fund’s investment objective is total return with a low to moderate correlation to traditional financial market indices	The Fund’s investment strategy is designed to provide capital loss protection during down markets by investing in multiple asset classes. Under normal market conditions, the Fund’s portfolio management team allocates across three asset classes: equities, fixed income and commodities, such that no one asset class drives the Fund’s performance.

16	PROSPECTUS	ACCUMULATION PERIOD

Variable investment option	Investment objectives	Typical investments
Ivy Funds VIP Global Bond	To seek to provide a high level of current income. Capital appreciation is a secondary objective.	Ivy Funds VIP Global Bond seeks to achieve its objectives by investing, during normal market conditions, at least 80% of its net assets in a diversified portfolio of bonds of foreign and U.S. issuers. The Portfolio may invest in securities issued by foreign or U.S. governments and in securities, including loan participations and other loan instruments (loan participations), issued by foreign or U.S. companies of any size, including those in emerging markets. The Portfolio may invest up to 100% of its total assets in securities denominated in currencies other than the U.S. dollar. The Portfolio may invest in bonds of any maturity. Although the Portfolio invests, primarily, in investment grade securities, it may invest up to 100% of its total assets in non-investment grade bonds, commonly called junk bonds, primarily of foreign issuers, that include bonds rated BB+ or lower by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, to be of comparable quality. The Portfolio will only invest in non-investment grade bonds if WRIMCO deems the risks to be consistent with the Portfolio’s objectives. The Portfolio also may invest in equity securities of foreign and U.S. issuers to achieve income and/or its secondary objective of capital appreciation. Many companies have diverse operations, with products or services in foreign markets. Therefore, the Portfolio will have an indirect exposure to foreign markets through investments in these companies.

ACCUMULATION PERIOD	PROSPECTUS	17

Variable investment option	Investment objectives	Typical investments
Ivy Funds VIP High Income	To seek to provide total return through a combination of high current income and capital appreciation.	Ivy Funds VIP High Income seeks to achieve its objective by investing primarily in a diversified portfolio of high-yield, high-risk, fixed-income securities, including loan participations and other loan instruments (loan participations), of U.S. and foreign issuers, the risks of which are, in the judgment of Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, consistent with the Portfolio’s objective. The Portfolio may invest in fixed-income securities of any maturity and in companies of any size. The Portfolio invests primarily in lower-quality debt securities, which include debt securities rated BBB+ or lower by Standard and Poor’s, a division of The McGraw-Hill Companies, Inc. (S&P), or comparably rated by another nationally recognized statistical rating organization (NRSRO) or, if unrated, determined by WRIMCO to be of comparable quality. The Portfolio may invest an unlimited amount of its total assets in non-investment grade debt securities, commonly called junk bonds, which include debt securities rated BB+ or lower by S&P or comparably rated by another NRSRO or, if unrated, determined by WRIMCO to be of comparable quality. Many U.S. companies have diverse operations, with products or services in foreign markets. Therefore, the Portfolio will have an indirect exposure to foreign markets through investments in these companies. WRIMCO may look at a number of factors in selecting securities for the Portfolio, including the economic environment, interest rate trends and industry fundamentals as well as analysis of the company’s fundamentals, including: financial strength, growth of operating cash flows, strength of management, borrowing requirements, improving debt to cash ratios, potential to improve credit standing and a strong, defensible market position.

18	PROSPECTUS	ACCUMULATION PERIOD

Variable investment option	Investment objectives	Typical investments
Janus Aspen Enterprise Portfolio (Service Shares)	Seeks long-term growth of capital.	The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential, and normally invests at least 50% of its equity assets in medium-sized companies. Medium-sized companies are those whose market capitalization falls within the range of companies in the Russell Midcap® Growth Index. Market capitalization is a commonly used measure of the size and value of a company. The Portfolio may also invest in foreign equity and debt securities, which may include investments in emerging markets.
Janus Aspen Global Research Portfolio (Service Shares)	Seeks long-term growth of capital.	The Portfolio pursues its investment objective by investing primarily in common stocks selected for their growth potential. The Portfolio may invest in companies of any size located anywhere in the world, from larger, well-established companies to smaller, emerging growth companies. The Portfolio normally invests at least 40% of its net assets in securities of issuers or companies from different countries located throughout the world, excluding the United States. The Portfolio may have significant exposure to emerging markets. The Portfolio may also invest in foreign equity and debt securities.
Lazard Retirement Multi-Asset Targeted Volatility Portfolio (Services Shares)	Total Return	The Investment Manager allocates the Portfolio’s assets among various U.S. and non-U.S. equity and fixed-income strategies managed by the Investment Manager in proportions consistent with the Investment Manager’s evaluation of various economic and other factors designed to estimate probabilities, including volatility. The Investment Manager will make allocation decisions among the strategies based on quantitative and qualitative analysis using a number of different tools, including proprietary software models and input from the Investment Manager’s research analysts.
ClearBridge Variable Small Cap Growth Portfolio (Class II)	Seeks long-term growth of capital.	Normally, the fund invests at least 80% of its assets in equity securities of companies with small market capitalizations and related investments.

ACCUMULATION PERIOD	PROSPECTUS	19

Variable investment option	Investment objectives	Typical investments
Legg Mason Dynamic Multi-Strategy VIT Portfolio (Class II)	The Portfolio seeks the highest total return (that is, a combination of income and long-term capital appreciation) over time consistent with its asset mix. The Portfolio will seek to reduce volatility as a secondary objective.	The fund is a fund of funds—it invests primarily in other funds. These underlying funds are open-end funds managed by the manager or its affiliates, or exchange-traded funds (“ETFs”) that are based on an index and managed by unaffiliated investment advisers.
Mariner Hyman Beck Portfolio (Class II)	Income and Cap Appreciation	Short term fixed Income and Managed Futures (see annual Report)
The Merger Fund VL

Merger arbitrage fund making principal investments in publicly announced mergers, acquisitions, takeovers and other corporate reorganizations, with the goal of profiting from the timely completion of these transactions. In each case, we purchase these securities at a discount to their expected value upon completion of the transaction, and employ a variety of hedging strategies to limit market-related risk. Clearly defined catalysts, independent research, disciplined deal-termination risk assessment and options-trading expertise are core to the team’s philosophy. The team has flexibility to trade across all aspects of the involved entities’ capital structure in order to maximize the risk/reward profile. We invest in cross-border and international transactions where appropriate. The goal of this Fund is dual: to provide attractive risk-adjusted returns in virtually all market environments while preserving investor capital through the minimization of volatility based risk.

The team will choose securities they believe offer the best risk/reward within the strategy guidelines. As a result, portfolio weightings by security category will vary. We use the following instruments:

• Exchange Listed Equities

• Exchange Traded Funds

• Listed Options

• OTC Options

• Equity underlying Total Return Swaps

• Currencies

• Currency Forward Sales

• Corporate Bonds

• Convertible Bonds

20	PROSPECTUS	ACCUMULATION PERIOD

Variable investment option	Investment objectives	Typical investments
MFS® International Value Portfolio (Service Class)	Seeks capital appreciation	Normally invests primarily in foreign equity securities, including emerging market equity securities. Focuses on investing in the stocks of companies MFS believes are undervalued compared to their perceived worth (value companies). The fund may invest in companies of any size.
UIF Emerging Markets Equity Portfolio (Class II)	The Portfolio seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.	The global strategists of the Adviser and its Sub-Advisers analyze the global economic environment, particularly its impact on emerging markets, and allocate the Portfolio’s assets among emerging markets based on relative economic, political and social fundamentals, stock valuations and investor sentiment. The Adviser and/ or Sub-Advisers invest in countries based on the work of country specialists who conduct fundamental analysis of companies within these markets and seek to identify companies with strong earnings growth prospects.
Oppenheimer International Growth Fund/VA (Service Class)	The Fund seeks capital appreciation.	Under normal circumstances, the Fund will invest at least 65% of its total assets in equity securities of issuers that are domiciled or that have their primary operations in at least three different countries outside of the United States and may invest 100% of its assets in foreign companies.

ACCUMULATION PERIOD	PROSPECTUS	21

Variable investment option	Investment objectives	Typical investments
PIMCO Global Multi-Asset Managed Volatility Portfolio (Advisor Class)	Maximum long-term absolute return, with explicit management of portfolio volatility	Under normal circumstances in a combination of affiliated and unaffiliated funds, which may or may not be registered under the Investment Company Act of 1940, as amended (the “1940 Act”), Fixed Income Instruments, equity securities, forwards and derivatives. “Fixed Income Instruments” include bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities. The Portfolio will invest in such funds, securities, instruments and other investments to the extent permitted under the 1940 Act, or any exemptive relief there from. The Portfolio may invest, without limitation, in any of the Underlying PIMCO Funds (except the PIMCO CommoditiesPLUS® Short Strategy Fund, PIMCO CommoditiesPLUS® Strategy Fund and PIMCO CommodityRealReturn Strategy Fund®). The Portfolio will invest either directly or indirectly (through a fund) in instruments that are economically tied to at least three countries (one of which may be the United States). The Portfolio’s investments will be utilized, in part, in seeking to limit the Portfolio’s overall volatility.
PIMCO Unconstrained Bond Portfolio (Advisor Class)	Maximum long-term return, consistent with preservation of capital and prudent investment management	Under normal circumstances at least 80% of its assets in a diversified portfolio of Fixed Income Instruments of varying maturities, which may be represented by forwards or derivatives such as options, futures contracts, or swap agreements.
Pioneer Bond VCT Portfolio (Class II)	Current Income	Normally, invests 80% of its net assets in debt securities.

22	PROSPECTUS	ACCUMULATION PERIOD

Variable investment option	Investment objectives	Typical investments
Putnam VT Absolute Return 500 Fund IB	Putnam VT Absolute Return 500 Fund seeks to earn a positive total return that exceeds the rate of inflation by 500 basis points (or 5.00%) on an annualized basis over a reasonable period of time (generally at least three years or more) regardless of market conditions.	The fund is designed to pursue a consistent absolute return by combining two independent investment strategies — a beta strategy, which provides broad exposure to investment markets, and an alpha strategy, which seeks returns from active trading. The beta strategy seeks to balance risk and to provide positive total return by investing, without limit, in many different asset classes, including U.S., international, and emerging markets equity securities (growth or value stocks or both) and fixed-income securities; mortgage- and asset backed securities; high yield securities (sometimes referred to as “junk bonds”); inflation-protected securities; commodities; and real estate investment trusts. The alpha strategy involves the potential use of active trading strategies designed to provide additional total return through active security selection, tactical asset allocation, currency transactions and options transactions. In pursuing a consistent absolute return, the fund’s strategies are also generally intended to produce lower volatility over a reasonable period of time than has been historically associated with traditional asset classes that have earned similar levels of return over long historical periods. These traditional asset classes might include, for example, balanced portfolios with significant exposure to both stocks and bonds.
Putnam VT Small Cap Value Fund IB	Capital appreciation	We invest mainly in common stocks of small U.S. companies, with a focus on value stocks. Value stocks are issued by companies that we believe are currently undervalued by the market. If we are correct and other investors recognize the value of the company, the price of its stock may rise. We invest mainly in small companies of a size similar to those in the Russell 2000 Value Index.
T. Rowe Price Health Sciences Portfolio II	Fund seeks long term capital appreciation	Fund investments may be made in any type of security or instrument whose investment characteristics are consistent with its investment program.

ACCUMULATION PERIOD	PROSPECTUS	23

Variable investment option	Investment objectives	Typical investments
Van Eck VIP Global Hard Assets Fund	Seeks long-term capital appreciation by investing primarily in hard asset securities. Income is a secondary consideration.	Under normal conditions, the Fund at least 80% of its net assets in securities of “hard assets” companies and instruments that derive their value from “hard assets”. Hard assets include precious metals (including gold), base and industrial metals, energy, natural resources and other commodities.
Virtus Real Estate Securities Series	The fund has investment objectives of capital appreciation and income with approximately equal emphasis.	The fund offers exposure to the equity real estate investment trust (“REIT”) market utilizing a Growth at a Reasonable Price style with macroeconomic and fundamental security analysis to identify the most attractive investment candidates. The subadviser believes the value of a REIT extends beyond the value of the underlying real estate and that through fundamental research, it can uncover and exploit inefficiencies in the market. Under normal circumstances, the fund invests at least 80% of its assets in publicly-traded REITs and companies that are principally engaged in the real estate industry. The fund concentrates its assets in the real estate industry and is non-diversified under federal securities laws.

Some of these Funds may not be available in your state.

Some Funds have similar investment objectives and policies to other funds managed by the same advisor. The Funds may also have the same or similar names to mutual funds available directly to the public on a retail basis. The Funds are not the same funds as the publicly available funds. As a result, the investment returns of the Funds may be higher or lower than these similar funds managed by the same advisor. There is no assurance, and we make no representation, that the performance of any Fund will be comparable to the performance of any other fund.

Some of these Funds are available under other separate accounts supporting variable annuity contracts and variable life insurance policies of GIAC and other companies. We do not anticipate any inherent conflicts with these arrangements. However, it is possible that conflicts of interest may arise in connection with the use of the same Funds under both variable life insurance policies and variable annuity contracts, or under variable contracts that are issued by different companies. While the Board of Directors of each Fund monitors activities in an effort to avoid or correct any material irreconcilable conflicts of interest arising out of this arrangement, we may also take actions to protect the interests of our contract owners. See the accompanying Fund prospectuses for more information about possible conflicts of interest.

Currently all investment advisors (or their affiliates), except RJO Investment Management LLC, pay us compensation every year for administration or other expenses. This compensation ranges from 0.24% to 0.40% of the average daily net assets that are invested in the variable investment options available through the Separate Account. We also receive 12b-1 fees from all Funds, except portfolios from the Rydex Variable Trust and Merger Fund VL. Currently, the amount of 12b-1 fees ranges from 0.25% to 0.50%. These payments may be derived, in whole or in part, from the advisory fee or 12b-1 fee deducted from fund assets. Contract owners, through their indirect investment in the funds, bear the costs of these administration and 12b-1 fees. The amount of these payments may be substantial. We may use these payments for any corporate purpose, including payment of

24	PROSPECTUS	ACCUMULATION PERIOD

expenses that we and/or our affiliates incur in promoting, marketing, and administering the contracts, and that we incur, in our role as an intermediary, in promoting, marketing and administering the funds. We may profit from these payments.

For information about the compensation we pay for sales of the contracts, see Distribution of the contract.

The Funds’ investment advisors and their principal business addresses are shown in the table below.

Variable investment option	Investment advisor address and principal business address	Subadvisor address
AllianceBernstein VPS Dynamic Asset Allocation Portfolio	AllianceBernstein, L.P. 1345 Avenue of the Americas New York, New York 10105
ALPS/Alerian Energy Infrastructure Portfolio	ALPS Advisors, Inc. (Adviser) 1290 Broadway, Suite 1100 Denver, CO 80203
American Century VP Mid Cap Value Fund American Century VP Inflation Protection Fund	American Century Investment Management, Inc. 4500 Main Street Kansas City, Missouri 64111
DWS Alternative Asset Allocation VIP	Deutsche Investment Management Americas Inc. 345 Park Avenue New York, NY 10154	RREEF America L.L.C. 875 North Michigan Avenue, Suite 4100 Chicago, IL 60611 QS Investors, LLC 880 Third Avenue, 7th Floor NY, NY 10022
Fidelity VIP Growth Opportunities Portfolio	Fidelity Management & Research Company and its affiliates 82 Devonshire Street Boston, Massachusetts 02109
Franklin Growth & Income Securities Fund	Franklin Advisers, Inc. One Franklin Parkway San Mateo, California 94403
Guggenheim VT Multi-Hedge Strategies Guggenheim VT U.S. Long Short Momentum	Guggenheim Investments 805 King Farm Boulevard, Suite 600, Rockville MD 20850
Invesco V.I. Balanced-Risk Allocation Fund	Invesco Advisers, Inc. 1555 Peachtree Street, N.E., Atlanta, Georgia 30309
Ivy Funds VIP Global Bond Ivy Funds VIP High Income	Waddell & Reed Investment Management Company 6300 Lamar Avenue P.O. Box 29217 Shawnee Mission, Kansas 66201-9217
Janus Aspen Enterprise Janus Aspen Global Research Portfolio	Janus Capital Management LLC 151 Detroit Street Denver, Colorado 80206-4805
Lazard Retirement Multi-Asset Targeted Volatility Portfolio	Lazard Asset Management LLC 30 Rockefeller Plaza New York, NY 10112
ClearBridge Variable Small Cap Growth Portfolio	Legg Mason Partners Fund Advisor, LLC 620 8th Avenue New York, NY 10018	ClearBridge Investments, LLC 620 8th Avenue New York, NY 10018
Legg Mason Dynamic Multi-Strategy VIT Portfolio	Legg Mason Partners Fund Advisor, LLC 620 8th Avenue New York, NY 10018	Legg Mason Global Asset Allocation, LLC 620 8th Avenue New York, NY 10018

ACCUMULATION PERIOD	PROSPECTUS	25

Variable investment option	Investment advisor address and principal business address	Subadvisor address
Mariner Hyman Beck Portfolio	RJO Investment Management, LLC 222 South Riverside Plaza Suite 900 Chicago, IL, 60606
The Merger Fund VL	Westchester Capital Management, LLC 100 Summit Lake Drive Valhalla, NY 10595
MFS® International Value Portfolio	Massachusetts Financial Services Company 111 Huntington Avenue Boston, MA 02199
UIF Emerging Markets Equity	Morgan Stanley Investment Management Inc. 522 Fifth Avenue New York, NY 10036

Morgan Stanley Investment Management Limited,

25 Cabot Square, Canary Wharf, London,

E14 4QA, England,

and

Morgan Stanley Investment Management Company

23 Church Street,

16-01 Capital Square, Singapore

Oppenheimer International Growth Fund/VA	Oppenheimer Funds, Inc. Two World Financial Center 225 Liberty Street, 11th Floor New York, New York 10281-1008
PIMCO Global Multi-Asset Managed Volatility Portfolio PIMCO Unconstrained Bond Portfolio	PIMCO 840 Newport Center Drive Newport Beach, California 92660
Pioneer Bond VCT Portfolio	Pioneer Investment Management, Inc. 60 State Street Boston, Massachusetts 02109
Putnam VT Absolute Return 500 Fund Putnam VT Small Cap Value Fund	Putnam Investment Management LLC. One Post Office Square Boston MA 02109	Putnam Advisory Company, LLC One Post Office Square Boston MA 02109 Putnam Investments Limited Cassini House 57–59 St James’s Street, London, England, SW1A 1LD
T. Rowe Price Health Sciences Portfolio	T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD, 21202
Van Eck VIP Global Hard Assets Fund	Van Eck Associates Corporation 335 Madison Avenue New York, NY 10017
Virtus Real Estate Securities Series	Virtus Investment Partners 100 Pearl Street Hartford, CT 06103	Duff & Phelps Investment Management Co 200 S. Wacker Drive Suite 500 Chicago, IL 60606

SELECTION OF FUNDS

The Funds offered through this product were selected by GIAC based on various factors, including but not limited to asset class coverage, the strength of the advisor’s or sub-advisor’s reputation and tenure, brand recognition, investment performance, and the capability and qualification of each investment firm. Another factor that we may consider is whether the fund or its advisor or other service providers provide any revenue to us and the amount of any such revenue (discussed above). In addition, we may include certain funds, such as the RS funds, because they are managed

26	PROSPECTUS	ACCUMULATION PERIOD

or advised by one of our affiliates. We may also consider whether and to what extent the fund’s advisor or an affiliate distribute or provide marketing support for the contracts. We review the Funds periodically and may remove a Fund or limit its availability to new premium payments and/or incoming transfers of accumulation value if we determine that the Fund no longer meets one or more of the selection criteria, and/or the Fund has not attracted significant allocations from Contract owners.

You are responsible for choosing your investment options and the amounts allocated to each that are appropriate for your own individual circumstances and your investment goals, financial situation, and risk tolerance. Because investment risk is borne by you, decisions regarding investment allocations should be carefully considered. We encourage you to thoroughly investigate all of the information regarding the Funds that is available to you, including a Fund’s prospectus, statement of additional information, and annual and semi-annual shareholder reports. Other sources such as a Fund’s website or newspapers and financial and other magazines may provide more current information, including information about any regulatory actions or investigations relating to the Funds. After you select investment options for your initial premium payment, you should monitor and periodically re-evaluate your allocations to determine if they are still appropriate.

You bear the risk of any decline in the value of your contract resulting from the investment performance of the funds you have chosen.

We do not recommend or endorse any particular fund and we do not provide investment advice.

ADDITION, DELETION, OR SUBSTITUTION OF FUNDS

We do not guarantee that each Fund will always be available for investment through the contract. We reserve the right, subject to compliance with applicable law, to add new Funds or Fund classes, close existing Funds or Fund classes, or substitute Fund shares that are held by any investment division of the Separate Account for shares of a different mutual fund. New or substitute mutual funds may have different fees and expenses and their availability may be limited to certain classes of purchasers. We will not add, delete or substitute any shares attributable to your interest in a division of the Separate Account without notice to you and prior approval of the SEC, to the extent required by the 1940 Act or other applicable law. We may also decide to purchase for the Separate Account securities from other mutual funds. We reserve the right to transfer Separate Account assets to another separate account that we determine to be associated with the class of contracts to which this contract belongs.

When you buy a contract, please note:

•	You can choose up to 25 of the available variable investment options at any one time.

•	There are no initial sales charges on the premium payments.

•	All of the dividends and capital gains distributions that are payable to variable investment options are reinvested in shares of the applicable Fund at the current net asset value.

•	When the annuity period of the contract begins, we will apply your accumulation value to a payment option in order to make annuity payments to you.

•

You can arrange to transfer your investments among the variable investment options or change your future allocations by notifying us in writing, electronically or by telephone at our Customer Service Office. Currently, no fee is charged for this, but we reserve the right to charge a fee, to limit the number of transactions or otherwise restrict transaction privileges.

•	You can change beneficiaries as long as the annuitant is living.

ACCUMULATION PERIOD	PROSPECTUS	27

Transfers

You can only transfer money among variable investment options up to 30 days before the date annuity payments begin.

TRANSFERS AMONG THE VARIABLE INVESTMENT OPTIONS

If you are considering a transfer or change in your allocations, be sure to look into each option carefully and make sure your decisions will help you to achieve your long-term investment goals. Transfers are subject to certain conditions, which are described below.

During the accumulation period and up to 30 days before the date annuity payments are scheduled to begin, you can transfer all or part of your accumulation value among the variable investment options. These transfers are subject to the following rules:

•	You are limited to 15 transfers per year;

•	You are limited to no more than 5 transfers within a quarter;

•	You are limited to no more than 3 transfers within a month;

Each transfer involving the variable investment options will be based on the accumulation unit value that is next calculated after we have received transfer instructions from you, in good order, at our Customer Service Office.

Personal security

When you call us, we will require identification of your contract as well as your personal security code. We may accept transfer instructions or changes to future allocation instructions from anyone who can provide us with this information. Neither GIAC, Guardian Investor Services LLC, nor the Funds will be liable for any loss, damage, cost or expense resulting from a telephonic or electronic request that we reasonably believe to be genuine. As a result, you assume the risk of unauthorized or fraudulent telephonic or electronic transactions. We may record telephone conversations without disclosure to the caller. See Telephonic and electronic services.

You must clearly specify in your transfer request the amount to be transferred and the names of the investment options that are affected. We will implement a transfer or changes to your allocations upon receiving your written, telephone or electronic instructions in good order at our Customer Service Office. If we receive your transfer request on a business day before the close of the New York Stock Exchange, generally 4:00 p.m. Eastern time, you will receive that day’s unit values. If we receive your request on a business day after 4:00 p.m., you will receive the next day’s unit values.

FREQUENT TRANSFERS AMONG THE VARIABLE INVESTMENT OPTIONS

Frequent or unusually large transfers may dilute the value of the underlying Fund shares if the trading takes advantage of any lag between a change in the value of an underlying Fund’s portfolio securities and the reflection of that change in the underlying Fund’s share price. This strategy, sometimes referred to as “market timing,” involves an attempt to buy shares of an underlying Fund at a price that does not reflect the current market value of the portfolio securities of the underlying Fund, and then to realize a profit when the shares are sold the next business day or thereafter. In addition, frequent transfers may increase brokerage and administrative costs of the underlying Fund, and may disrupt an underlying Fund’s portfolio management strategy, requiring it to maintain a relatively higher cash position and possibly resulting in lost opportunity costs and forced liquidations of securities held by the Fund.

28	PROSPECTUS	ACCUMULATION PERIOD

GIAC endeavors to protect long-term contract owners by maintaining policies and procedures to discourage frequent transfers among investment options under the contracts, and has no arrangements in place to permit any contract owner to engage in frequent transfer activity. This contract is not designed for use by individuals or other entities that engage in “market timing” or other types of frequent trading, unusually large transfers, short-term trading, or programmed transfers. If you wish to engage in such strategies, do not purchase this contract.

Deterrence. If we determine that you are engaging in frequent transfer activity among investment options, we may, without prior notice, limit, modify, restrict, suspend or eliminate your right to make transfers or allocation changes. We monitor for frequent transfer activity among the variable investment options based upon established parameters that are applied consistently to all contract owners. Such parameters may include, without limitation, the length of the holding period between transfers, the number of transfers in a specified period, the dollar amount of transfers, and/or any combination of the foregoing. We do not apply our policies and procedures to discourage frequent transfers to dollar cost averaging programs or any asset rebalancing programs.

If transfer activity violates our established parameters, we will apply restrictions that we reasonably believe will prevent any harm to other contract owners and persons with material rights under a contract. This may include applying the restrictions to any contracts that we believe are related (e.g., two contracts with the same owner or owned by spouses or by different partnerships or corporations that are under common control). We also may restrict the transfer privileges of others acting on your behalf, including your registered representative or an asset allocation or investment advisory service. Please note: If you engage a third party investment advisor for asset allocation services, then you may be subject to transfer restrictions because of the actions of your investment advisor in providing those services. The restriction that we currently apply is to limit the number of transfers to not more than once every 30 days. We may change this restriction at any time and without prior notice. We will not grant waivers or make exceptions to, or enter into special arrangements with, any contract owners who violate these parameters. If we impose any restrictions on your transfer activity, we will notify you in writing. Restrictions that we may impose, subject to certain contract provisions that are required and approved by state insurance departments, include, without limitation:

•	requiring you to make your transfer requests in writing through the U.S. Postal Service, or otherwise restricting electronic or telephone transaction privileges;

•	refusing to act on instructions of an agent acting under a power of attorney on your behalf;

•	refusing or otherwise restricting any transaction request that we believe alone, or with a group of transaction requests, may have a harmful effect;

ACCUMULATION PERIOD	PROSPECTUS	29

You should be aware that we have entered into a written agreement with each Fund or its principal underwriter that obligates us to provide the Fund, promptly upon request, certain information about the trading activity of individual contract owners, and to execute instructions from the Fund to restrict or prohibit further premium payments or transfers by specific contract owners who have been identified by the Fund as having engaged in transactions that violate the disruptive trading policies established for that Fund.

•	impose a holding period between transfers; or

•	implementing and imposing on you any redemption fee imposed by an underlying fund.

We currently do not impose redemption fees on transfers. Redemption fees, transfer limits, and other procedures may be more or less successful than ours in deterring or preventing harmful transfer activity. In the future, some underlying funds may begin imposing redemption fees on short-term trading (i.e., redemptions of mutual fund shares within a certain number of business days after purchase). We reserve the right to administer and collect any such redemption fees on behalf of the funds.

Please note that the limits and restrictions described here are subject to GIAC’s ability to monitor transfer activity. Our ability to detect harmful transfer activity may be limited by operational and technological systems, as well as by our ability to predict strategies employed by contract owners (or those acting on their behalf) to avoid detection. As a result, despite our efforts to prevent frequent transfers, there is no assurance that we will be able to detect and/or to deter frequent transfers.

We may revise our policies and procedures in our sole discretion, at any time and without prior notice, as we deem necessary or appropriate to better detect and deter harmful trading activity, or to comply with state or federal regulatory requirements, or to impose additional or alternative restrictions on contract owners engaging in frequent transfers. In addition, our orders to purchase shares of the Funds are generally subject to acceptance by the Fund, and in some cases a Fund may reject or reverse our purchase order. Therefore, we reserve the right to reject any contract owners’ transfer request if our order to purchase shares of the fund is not accepted by, or is reversed by, an applicable Fund.

Underlying Fund Frequent Trading Policies. The underlying Funds may have adopted their own policies and procedures with respect to frequent purchases and redemptions of their respective shares. The prospectuses for the underlying Funds should describe any such policies and procedures. The frequent trading policies and procedures of an underlying Fund may be different, and more or less restrictive, than the frequent trading policies and procedures of other underlying Funds and the policies and procedures we have adopted to discourage frequent transfers. For instance, an underlying Fund may impose a redemption fee. Contract owners should be aware that we may not have the contractual obligation or the operational capacity to monitor contract owners’ transfer requests and apply the frequent trading policies and procedures of the respective underlying Funds that would be affected by the transfers. For example, underlying Funds may implement policies and procedures for monitoring frequent trading activity that are unique to a particular fund. Because of the number of underlying Funds that we offer under our variable annuity contracts, it may not be possible for us to implement these disparate policies and procedures. Accordingly, you should assume that the sole protection you may have against potential

30	PROSPECTUS	ACCUMULATION PERIOD

harm from frequent transfers is the protection, if any, provided by the policies and procedures we have adopted at the contract level to discourage frequent transfers.

Omnibus Orders. You should note that other insurance companies and retirement plans also invest in the underlying Funds and that those companies or plans may or may not have their own policies and procedures on frequent transfers. You should also know that the purchase and redemption orders received by the underlying Funds generally are “omnibus” orders from intermediaries such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and/or individual owners of variable insurance and/or annuity contracts. The omnibus nature of these orders may limit the underlying Funds’ ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying Funds will not be harmed by transfer activity relating to the retirement plans and/or other insurance companies that invest in the underlying Funds. If the policies and procedures of other insurance companies or retirement plans fail to successfully discourage frequent transfer activity, it may affect the value of your investment in the Fund. In addition, if an underlying Fund believes that an omnibus order we submit may reflect one or more transfer requests from contract owners engaged in frequent transfer activity, the underlying Fund may reject the entire omnibus order and thereby interfere with GIAC’s ability to satisfy your request even if you have not made frequent transfers. For transfers into more than one investment option, we may reject or reverse the entire transfer request if any part of it is not accepted by or is reversed by an underlying Fund.

SURRENDERS AND WITHDRAWALS

During the accumulation period and while all contract owners are living, you can redeem your contract in whole. This is known as surrendering the contract. You may also redeem part of your contract during the accumulation period. That is known as a withdrawal. During the annuity period, unless you selected annuity payout Option F-4 or F-5, we will not accept requests for surrenders or withdrawals after the date annuity payments begin.

DIA transfers under the Deferred Income Annuity (DIA) Payout Option rider will be treated as withdrawals. DIA transfers are not subject to surrender charges and federal or state taxes are not withheld. DIA transfers are subject to applicable annuity taxes and will impact the Chargeable Premium, the calculation of surrender charges, and allocation of cost basis between the accumulation value of the basic contract and the future stream of income payments under the DIA payment option. Please see “Other Contract Features: Deferred Income Annuity Rider”.

Your request for surrenders and withdrawals must be received in good order at our Customer Service Office. If you wish to surrender your contract, you must send us the contract or we will not process the

Surrenders and

withdrawals

Surrenders and withdrawals are subject to tax, and may be subject to penalty taxes and mandatory federal income tax withholding. Your ability to withdraw or surrender may be limited by the terms of your qualified plan.

ACCUMULATION PERIOD	PROSPECTUS	31

request. If you have lost the contract, we will require an acceptable affidavit of loss.

To process a withdrawal, we will redeem enough accumulation units to equal the dollar value of your request. When you surrender your contract, we redeem all the units. For both transactions we use the unit value next calculated after we receive a proper request from you at our Customer Service Office. We will deduct any applicable contract charges and premium taxes from the proceeds of a surrender. In the case of a withdrawal, we will redeem additional units to cover any applicable charges unless you instruct us to do otherwise. See Financial information: Contract costs and expenses. To effect your request, we will redeem accumulation units attributable to the variable investment options on a pro-rata basis unless you instruct us differently.

A withdrawal will only be permitted if immediately after the withdrawal the contract surrender value is greater than zero. If the accumulation value is less than $2000 after the withdrawal then GIAC reserves the right to terminate the contract.

Surrenders and withdrawals are subject to tax, and may be subject to penalty taxes and mandatory federal income tax withholding. Withdrawals reduce your accumulation value and your death benefit, and may result in a decrease in death benefit greater than the amount of the withdrawal. Your ability to withdraw or surrender may be limited by the terms of a qualified plan.

Systematic Withdrawals. You may request a schedule of systematic withdrawals. Under such a program, you may elect to receive withdrawal proceeds on a monthly, quarterly, semi-annual or annual basis. Redemptions from the contract will be effective typically on the 21st of the month or the next following business day preceding the payment date. Withdrawals under this program are not the same as annuity payments you would receive from a payout option. Your contract value will be reduced by the amount of any withdrawals, applicable contract charges and premium taxes. Such systematic withdrawals may be used to satisfy special tax rules related to substantially equal periodic payments or other needs you may have. We are not responsible for the accuracy of the calculations for distributed amounts or compliance with tax provisions. Please see Financial information: Federal tax matters.

If we receive your surrender or withdrawal request in good order at our Customer Service Office before the end of a valuation date, then we will process your request based on accumulation unit values determined at the end of that valuation date. If we receive your surrender or withdrawal request in good order at our Customer Service Office at or after the end of a valuation date or on a day that is not a valuation date, then we will process your request based on accumulation unit values determined at the end of the next valuation date. We will send you your payment within seven days of receiving a request from you in good order at our Customer Service Office. Please see The accumulation period: Payments.

The contract owner may authorize regular withdrawals for the payment of their investment advisor fee. Pursuant to an Advisory Services

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Agreement, we will withdrawal from the accumulation value the registered investment advisor’s fee.

If you have a question about surrenders or withdrawals, please call us toll free at 1-800-221-3253.

Inactive Contracts

Notwithstanding that a DIA payout option rider has been funded and is in force, we may pay the owner the accumulation value in one sum, if, before the annuity commencement date:

•	no premium payments are made for 2 consecutive years;

•	the accumulation value on or after the end of such 2 year period is less than $2,000;

•	the total amount of premium payments made, less any withdrawals, is less than $2,000; and

•

we notified you in writing that this contract is inactive and 6 months after the date of such notice, you have not made any premium payments to bring either your total premium payments less withdrawals or your accumulation value to $2,000.

The proceeds paid to an owner may be subject to any applicable contract charges and premium taxes. Please see Financial information: Federal tax matters.

The accumulation value is paid out to the contract owner if the contract is surrendered or cancelled due to inactivity and the DIA payout option has been funded and the rider is in force the contract is not terminated. The DIA remains and will begin making payments on the DIA commencement date in accordance with the DIA pay out option chosen by the contract owner. The accumulation value is paid out to the contract owner if the contract is surrendered or cancelled due to inactivity and the DIA payout option has not been funded and the rider is not in force the contract is terminated.

Every state has “escheatment” or unclaimed property laws which generally declare contracts to be abandoned after a period of inactivity of three to five years from the contract’s annuity commencement date, the DIA commencement date or the date the death benefit is due and payable. Such contracts will be surrendered and paid to the abandoned property division or unclaimed property office of the applicable state. States are obligated to pay such assets (without interest) to claimants with proper documentation. You can prevent “escheatment” by keeping your address and the name(s) and address(es) of your designated beneficiary(ies) current.

MANAGING YOUR ANNUITY

You may wish to take advantage of one of the programs we offer to help you build a stronger annuity. These include dollar cost averaging and portfolio rebalancing.

Assigning contract interests

If the contract is a qualified contract, the contract owner’s interest in the contract cannot be assigned. Assigned contract interests may be treated as a taxable distribution to the contract owner. See Federal tax matters for more information.

Programs to build

your annuity

You may wish to take advantage of one of the programs we offer to help you build a stronger annuity. These include dollar cost averaging and portfolio rebalancing.

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Reports

At least twice each year, we send a report to each contract owner that contains financial information about the underlying Funds, according to applicable laws, rules and regulations. If several members of the same household each own a contract, we may send only one such report to that address, unless you instruct us otherwise. Similarly, if several members of the same household each own a contract, we will send only one contract prospectus each year. In addition, at least once each year, we send a statement to each contract owner that reports the number of accumulation units and their value under the contract.

You may receive additional copies by calling or writing our Customer Service Office.

There is no fee for dollar cost averaging or portfolio rebalancing. We also have the right to modify or discontinue either program. We will give you written notice if we do so. Transfers under either program do not count against any free transfers permitted under the contract. You may terminate either program at any time. See Transfers for limitations on such transfers.

Dollar Cost Averaging

This approach may help lower your average dollar cost of investing over time. However, there is no guarantee that dollar cost averaging will result in profits or prevent losses.

Fixed Dollar Cost Averaging Program

Under Fixed Dollar Cost Averaging (Fixed DCA), you may transfer set amounts of money from the Fixed Dollar Cost Averaging Account (Fixed DCA Account) over a three month period. If you wish to take advantage of Fixed DCA, you must elect it on your application and your initial net premium, and any subsequent net premiums received prior to the third monthly contract anniversary, must be allocated to the Fixed DCA Account. On each of the first three monthly contract anniversaries, GIAC will transfer a percentage, as shown in the chart below, of the Fixed DCA Account to the variable investment options in accordance with your allocation instructions then in effect. If a monthly contract anniversary is not also a valuation date, the transfer will occur on the next following valuation date.

Monthly Contract Anniversary from Issue Date	Percentage of Fixed DCA Account transferred
1	33 1/3%
2	50%
3	100%

Transfers out of the Fixed DCA Account will be on a first-in-first-out basis, so that transfers will be deemed to come first from the oldest net premium and any interest attributable to that net premium.

We guarantee that the net premium payments you invest in the Fixed DCA Account will earn daily interest at a minimum annual rate of at least 1%. At our discretion, we may credit interest at a rate higher than 1% but we are not obliged to do so. Net premiums that you invest in the Fixed DCA Account become part of GIAC’s general account assets and the value of the net premiums invested in the Fixed DCA Account does not vary with the investment experience of any variable investment option.

We may declare different interest rates in excess of 1% depending on when premium payments are received. This means that amounts

34	PROSPECTUS	ACCUMULATION PERIOD

allocated to the Fixed DCA Account on any designated valuation date may be credited with a different rate of interest than the rate previously credited to net premiums allocated to the DCA Account on any other valuation date.

Fixed DCA will terminate on the earliest of

•	the valuation date that all amounts have been transferred out of the Fixed DCA Account;

•	the annuity commencement date;

•	the date a transfer or change in allocation instructions under the basic contract is received at our Customer Service Office;

•	the date the basic contract is surrendered or terminated; or

•	the date on which you request that all amounts in the Fixed DCA Account be transferred out of the Fixed DCA Account to the then current allocation options.

If Fixed DCA terminates prior to all amounts being transferred out of the Fixed DCA Account, the remaining amount will be immediately allocated to the then current allocation options in accordance with your instructions in effect at that time. Net premiums received on or after the date Fixed DCA has terminated will be allocated to the allocation options in accordance with your then current allocation instructions.

Portfolio Rebalancing

Over time, you may find that the investment performance of certain Funds results in a shift in your holdings from the percentage you originally allocated. If this occurs, you may wish to use our portfolio rebalancing program to maintain a desired asset allocation mix. If you choose, we will automatically transfer amounts among your variable investment options to return them to the designated percentages when any percentage exceeds or is less than your chosen percentages by at least 5%. We will process these transfers quarterly. To participate in this program you must have an accumulation value of at least $10,000.

Automated Alert Program

Our Automated Alert program offers you the ability to request an e-mail from us notifying you that: 1) your accumulation value in a selected variable investment option either changes by a specified percentage or reaches a specific dollar amount, or 2) your contract accumulation value reaches a certain amount or changes by a certain percentage. The Automated Alert is for your information only. No transaction will occur automatically as a result of either requesting an Automated Alert or receiving an e-mail from us informing you that your specified criteria have been met.

When an Automated Alert meets the criteria you specified, we will send an e-mail notification to you at the e-mail address(es) that you provided to us at the time you requested the Automated Alert. It is your responsibility to ensure that the e-mail addresses that you provided to us

Federal laws designed to counter terrorism and prevent money laundering by criminals might in certain circumstances require us to reject a premium payment and/or “freeze” a contract owner’s account. If these laws apply in a particular situation, we would not be allowed to accept premium payments or to process any request for a surrender, withdrawal, or transfer, or pay death benefits or make annuity payments. If a contract is frozen, the accumulation value would be moved to a special segregated account and held there until we receive instructions from the appropriate federal regulator. These laws may also require us to provide information about you and your contract to government agencies and departments.

ACCUMULATION PERIOD	PROSPECTUS	35

are correct and are able to accept delivery of this e-mail notification. We cannot guarantee that you will receive your Automated Alert e-mail. In the event you do not receive the e-mail notification, GIAC will not be responsible for any consequences arising out of any Automated Alert e-mails you do not receive.

GIAC reserves the right to discontinue or restrict the use of Automated Alerts at any time, at its discretion. GIAC does not currently charge a fee for Automated Alerts. However, we reserve the right to limit the frequency of Automated Alerts or to impose a charge for Automated Alerts. Other rights reserved by GIAC with respect to transfers are described in this prospectus, including the right to refuse transfers under certain conditions. See The accumulation period: Transfers.

Payments

For all transactions, we can delay payment if the contract is being contested. We can also delay payment until a premium payment check has cleared the payee’s bank. We may postpone any calculation or payment from the variable investment options if:

•	the New York Stock Exchange is closed for trading or trading has been suspended, or

•	the Securities and Exchange Commission restricts trading or determines that a state of emergency exists which may make payment or transfer impracticable; or

•	the Securities and Exchange Commission by order so permits for the protection of security holders.

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THE ANNUITY PERIOD

WHEN ANNUITY PAYMENTS BEGIN

You choose the month and year in which we will begin paying annuity benefits. The first payment is made on the first day of the month. The date you choose cannot be earlier than the first contract anniversary (without GIAC’s prior consent) or later than the contract anniversary immediately following the annuitant’s 100th birthday. Please note that this date may be determined by the retirement plan under which your annuity contract was issued. Once annuity payments begin, you may not change: the annuitant; the payout option; the guaranteed period under the chosen payout option; or the survivor percentage in the fixed joint and survivor annuity payment option. See Option F-3 below.

HOW YOUR ANNUITY PAYMENTS ARE CALCULATED

We use the following information to determine the annuity purchase rate when applying your accumulation value to an annuity payout option:

•	the table in your contract reflecting the gender and age of the annuitant at the birthday nearest the date annuity payments are to begin, and

•	the annuity payout option you choose.

Certain guaranteed annuity purchase rates appear in a table in your contract. Currently, we are using annuity purchase rates that are more favorable to you than those in your contract. We may change these rates from time to time but the rate will never be less favorable to you than those guaranteed in your contract. The appropriate annuity purchase rate is then used to calculate the amount of the annuity payments.

The number and amount of your annuity payments will not be affected by the longevity of annuitants as a group. Nor will they be affected by an increase in our expenses over the amount we have charged in your contract.

We will make annuity payments once a month, or on another periodic schedule acceptable to us, except as follows:

•	Proceeds of less than $2,000 will be paid to you in a single payment and the contract will be cancelled.
•	We may change the schedule of payments to avoid payments of less than $20.

PAYEE

Unless you request otherwise, the payee of any annuity payments will be the first among the following who is living at the time the payment is to be made:

•	any surviving owner or joint owner; if none, then

•	any surviving primary beneficiary; and, if none, then

•	any surviving contingent beneficiary.

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If no payees are living and a guaranteed annuity payout period has not ended, then the present value of any remaining annuity payments will be paid to the estate of the last remaining payee.

ANNUITY PAYOUT OPTIONS

You can choose to have annuity payments made under payout options that are available under the contract; we will make annuity payments to you if the annuitant is living and the contract is in force on the annuity commencement date. You can make your choice of annuity payout option at any time before your annuity payments begin. If no election is made as of the annuity commencement date payments will be made monthly under Option F-2, a life annuity with a guaranteed period of 10 years. At any time, we may discontinue any of these options or make additional options available.

Before the annuity commencement date, the owner(s) may elect to restrict certain rights any beneficiary may have under the contract in the event that the contract owner and/or annuitant dies while there are guaranteed annuity payments still outstanding. If you choose this election, the beneficiary may not:

•	elect to be paid the present value of any remaining payments in a lump sum;

•	withdraw a portion of the present value of any remaining annuity payments;

•	name or change any contingent or concurrent beneficiaries; or

•	change the annuity payout option in effect at the time of the death of the contract owner and/or annuitant.

We must receive written notice that you elect to apply the above restrictions. Such notice must be received at our Customer Service Office, in good order and in a form satisfactory to us, before the annuity commencement date. Once elected, only the contract owner on record as of the annuity commencement date can revoke this election, and once it is revoked, it cannot be reinstated. Any existing elections will be canceled in the event of a change of ownership or the addition of a new owner of a contract.

All annuity payout options are fixed rate options. For fixed-rate annuity payment options, each $1,000 of accumulation value is multiplied by the greater of: (i) the current fixed annuity rate in effect on the annuity commencement date applicable to the payout option elected; or (ii) the guaranteed fixed annuity rate for the payout option elected.

OPTION F-1 – Life Annuity without Guaranteed Period

We make fixed payments during the annuitant’s lifetime, ending with the payment preceding the annuitant’s death. This option offers the maximum fixed payment because there is neither a guaranteed minimum number of fixed payments nor a provision for a death benefit for beneficiaries. Payments stop when the annuitant dies. Therefore, if

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the annuitant dies before the date of the second payment, then it is possible that we may make only one payment under this option.

OPTION F-2 – Life Annuity with Guaranteed Period

We make fixed payments during the annuitant’s lifetime, but if the annuitant dies before the end of the guaranteed period selected by you, the remaining payments will be made to the beneficiary. Payments are guaranteed for any period of between 1 and 30 full years. The length of any guaranteed period must be elected before the annuity commencement date, and cannot exceed the life expectancy of the annuitant. Upon the annuitant’s death, we will pay the balance of the annuity payments for the remainder of the guaranteed period, or the owner or joint owner (if living) or the beneficiary (if any owner is not living) can choose to take all or part of the remaining payments in a lump sum at the present value of the current dollar amount of the remaining payments. If this payee dies while receiving the payments, the present value of the remaining number of payments will be paid in one lump sum to the payee’s estate.

OPTION F-3 – Joint and Survivor Annuity

We make fixed payments during the joint lifetimes of the annuitant and a designated second person, the joint annuitant; if either one dies, payments will continue during the survivor’s lifetime. There are two versions available. After the death of the annuitant or joint annuitant, payments will continue during the survivor’s lifetime based on a percentage (chosen by you) of the payment in effect while both annuitants were living. Under one version of this annuity payout option, it is possible that only one annuity payment will be made if both the annuitant and joint annuitant die before the date of the second payment. Under a second version, payments are guaranteed for any number of full years between 1 and 30; the length of any guaranteed period must be elected before the annuity commencement date, and cannot exceed the life expectancy of either annuitant.

OPTION F-4 – Fixed Annuity Payments to Age 100

We make payments that are guaranteed for a whole number of years. The number of years will equal 100 minus the annuitant’s age on the birthday nearest the annuity commencement date when annuity payments begin. Payments will never be less than the guaranteed amounts shown in your contract. If you choose this option, it will earn interest at the then current interest rate set by us. We declare a new interest rate for this option on January 1st of each year, which will remain in effect for the whole calendar year. Annuity payment amounts will increase if the rate we credit is greater than the guaranteed interest rate of 1.5%.

If the annuitant dies before age 100, we will pay the balance of the payments to the payee for the remainder of that period. Unless the owner indicates otherwise in a signed written notice received at our Customer Service Office and in good order, the payee can: (i) elect to be

Fixed-rate annuity payout options

•	OPTION F-1 Life Annuity without Guaranteed Period

•	OPTION F-2 Life Annuity with Guaranteed Period

•	OPTION F-3 Joint and Survivor Annuity

•	OPTION F-4 Fixed Annuity Payments To Age 100

•	OPTION F-5 Payments for a Period Certain

•	OPTION F-6 10-Year Guaranteed Period

ANNUITY PERIOD	PROSPECTUS	39

paid the present value of the remaining annuity payments in a lump sum; or (ii) apply the present value of any remaining unpaid annuity payments to the Life Annuity without Guaranteed Period annuity payout option and receive fixed annuity payments under that annuity payout option.

Please note that Option F-4 may have special tax consequences, including the following:

•	Option F-4 may not satisfy required minimum distribution requirements for qualified contracts, and

•	Option F-4 will in most circumstances be subject to the 10% penalty tax for distributions made before age 59 1/2.

Contact your tax adviser for more information about the possible tax consequences of electing this annuity payout option.

OPTION F-5 – Payments for a Period Certain

We make fixed monthly payments for 15 to 30 years, depending on the whole number of years you select. Payments will never be less than the guaranteed amounts shown in your contract.

If the annuitant dies during the payment period, we will pay the balance of the payments to the payee for the remainder of that period. Unless the owner indicates otherwise in a signed written notice received in good order at our Customer Service Office, the payee may elect to be paid the present value of the remaining annuity payments in a lump sum. The interest rate used to compute the present value of any remaining payments will be the same rate that was used to determine the first monthly annuity payment. If the payee dies while receiving such payments, we will pay the present value of the remaining payments to the payee’s estate.

Please note that Option F-5 may have special tax consequences, including the following:

•	Option F-5 may not satisfy required minimum distribution requirements for qualified contracts, and

•

Option F-5 may not satisfy the periodic payment exception to the 10% penalty tax for distributions made before age 59  1/2. Contact your tax adviser for more information about the tax consequences of electing this annuity payout option.

Withdrawals under Options F-4 and F-5

Unless the owner indicates otherwise in a signed written notice received in good order at our Customer Service Office, under Options F-4 and F-5, the payee has the right to withdraw all or a portion of the present value of the remaining payments. This will result in a reduction in any future payments. A surrender could possibly terminate the basic contract unless a DIA payment option is funded and remains in force. The following conditions apply to withdrawals.

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•	The payee may not withdraw less than $500.

•	One withdrawal is permitted each quarter without charge and additional withdrawals are permitted at a charge not to exceed the lesser of $25 or 2% of the amount withdrawn.

•	After making a withdrawal, the present value of the remaining payments must be at least $2,000, and each remaining monthly payment must be at least $20.

If a withdrawal request does not meet the third condition above, we will promptly attempt to contact the owner for additional instructions. If we do not receive (in good order at our Customer Service Office) revised instructions that comply with the third condition within five business days of the original request, then we will pay you (or the beneficiary in the event that you are no longer living) the present value of the remaining payments and cancel your contract. Payment of the present value of the remaining payments is subject to any applicable contract charges and may have tax consequences.

The Internal Revenue Service (IRS) has concluded that a withdrawal on or after the annuity commencement date is ordinary income subject to tax up to an amount equal to any excess of the cash value immediately before the withdrawal over the owner’s investment in the contract at the time (i.e., on an income first basis). In prior rulings, the IRS had concluded that the entire amount received as a withdrawal on or after the annuity commencement date from a non-qualified contract was to be taxed as ordinary income (i.e., on an all taxable basis). GIAC currently intends to report amounts received as withdrawals pursuant to the income first basis as set forth in the IRS’s most recent ruling. Given the uncertainty in this area, you should consult a tax adviser regarding the tax consequences to you of a withdrawal under Option F-4 or F-5. Other rules may apply to withdrawals from qualified contracts that elect Option F-4 or F-5.

OPTION F-6 – 10-Year Guaranteed Period

We make fixed monthly payments to you for a period of ten years. If the annuitant dies during the ten year payment period, the remaining payments will be made to the beneficiary or the beneficiary can choose to take the remaining payments in a lump sum at the present value of the remaining payments. If the beneficiary dies while receiving the payments, the balance will be paid in one sum at the present value of the remaining payments to the beneficiary’s estate.

Please note that Option F-6 may have special tax consequences, including the following:

•	Option F-6 may not satisfy minimum required distribution requirements for qualified contracts, and

•	Option F-6 will in most circumstances be subject to the 10% penalty tax for distributions made before age 59 1/2.

Contact your tax adviser for more information.

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OTHER CONTRACT FEATURES

Death benefits

We will pay a death benefit upon receipt of due proof of death of any owner. In addition, you have the option of choosing among several enhanced death benefit riders which may provide a higher death benefit.

DEATH BENEFITS

Death of an Owner before the annuity commencement date

We will pay a death benefit upon receipt, in good order at our Customer Service Office, of due proof of the death of any owner before the annuity commencement date. If the owner is a non-natural owner, the death of the annuitant will be treated as the death of an owner for purposes of determining whether a death benefit is payable.

The death benefit is payable first to:

•	any surviving owner or joint owner, if none, then

•	any surviving primary beneficiary, if none, then,

•	any surviving contingent beneficiary, if none then

•	to the owner’s estate.

Unless otherwise provided, to receive the death benefit, the party above must be living on the earlier of:

•	the date we receive due proof of death in good order at our Customer Service Office; or

•	the 15th day after the date of death.

Calculation of Death Benefit. If we receive due proof of death in good order at our Customer Service Office before the end of a valuation date, we will calculate the death benefit based on the accumulation value determined at the end of that valuation date. If we receive due proof of death in good order at our Customer Service Office at or after the end of a valuation date (or on a day other than a valuation date), then we will calculate the death benefit based on the accumulation value determined at the end of the next valuation date. We will pay the death benefit to the appropriate beneficiary or beneficiaries (or surviving joint owner(s), if applicable) after we receive due proof of death in good order. We then will have no further obligation under the contract.

Amount of Death Benefit. The amount of the death benefit will be the greater of:

•	the accumulation value as of the end of the valuation date on which we receive due proof of death in good order, less any premium taxes, or

•	the amount of any death benefit provided by an enhanced death benefit rider.

Multiple Beneficiaries. If there is more than one beneficiary, each beneficiary’s portion of the death benefit proceeds will be distributed upon receipt of settlement instructions in good order from that beneficiary. Proceeds for those beneficiaries who have not provided settlement instructions in good order will remain in the contract and the value of such proceeds will fluctuate with the performance of the contract’s current investment allocation until we receive such

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instructions. Therefore, each beneficiary may receive a different amount, even when all beneficiaries have been designated to share the proceeds equally.

Distribution of Death Benefit Proceeds: We generally will pay the death benefit in a lump sum. A beneficiary (or surviving joint owner, if applicable) who is entitled to a death benefit may defer payment of this sum for up to five years from the date of death.

Instead of a lump sum payment, the beneficiary or surviving joint owner, as the case may be, may elect to have the death benefit distributed over his or her life, or to one of the annuity payout options that contain a life contingency where the applicable guaranteed period does not extend beyond life expectancy. However, this election must be made and distributions must commence within one year of the date of death. If the election to receive annuity payments is not made within this time period, then the lump sum option will be deemed to have been elected, and this contract will be fully distributed within 5 years of the date of death. We will consider that deemed election as our receipt of settlement instructions regarding payment of the death benefit proceeds. We must receive notification of the choice of alternative payout option at our Customer Service Office at least three business days before we pay out the death benefit proceeds and within one year of the date of death.

If, on the valuation date that we calculate the death benefit, we also receive settlement instructions for at least one beneficiary that includes a request for deferral of the payment of the death benefit proceeds or election of an annuity payout option, as described above, or we do not receive settlement instructions in good order from all beneficiaries, any death benefit amount exceeding the accumulation value that is not distributed to the beneficiaries will be credited to the contract. This crediting event will constitute satisfaction of our death benefit obligation under your contract and we will have no further death benefit obligation under the contract. Any portion of the credited amount that is not distributed to the beneficiaries as death proceeds on such valuation date will be allocated among the variable investment options in accordance with the allocation instructions in effect at that time. Such amounts shall remain invested in the contract until paid out in accordance with settlement instructions from beneficiaries.

You may designate that a beneficiary is to receive the death benefit proceeds either through an annuity for life or over a period that does not exceed the life expectancy of that Beneficiary. Such designation must be made in writing in a form acceptable to us, and may only be revoked in your written notice received at our Customer Service Office in good order. Upon your death, the beneficiary cannot revoke or modify any designation you made on how the death benefit proceeds are to be paid.

Upon the death of any owner, ownership of the contract before the full distribution of the death benefit proceeds will pass as follows:

•	any surviving owner or joint owner, if none then

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•	any surviving primary beneficiary, if none then

•	any surviving contingent beneficiary, if none then

•	the owner’s estate.

Upon the death of an annuitant if the owner is a non-natural owner, the non-natural owner will retain ownership of this contract before the full distribution of the death benefit proceeds.

A non-spousal beneficiary (or any surviving joint owner) that is entitled to a death benefit has the right to elect another beneficiary to receive the death benefit proceeds in the event of his or her death before the full distribution of the proceeds.

Death of an Owner on or after the annuity commencement date

If any owner dies on or after the annuity commencement date, and before the entire interest in the contract has been distributed, then any remaining portion of such interest will be distributed at least as rapidly as under the method of distribution being used as of the date of death.

Generally, your beneficiaries will be taxed on the gain in your annuity contract. Consult your tax adviser about the estate tax and income tax consequences of your particular situation.

Special requirements

In the event of any contract owner’s death, we must distribute all of the owner’s interest in the contract according to the following rules:

•

If the beneficiary (or the sole surviving joint contract owner) is not your spouse, and you die before the date annuity payments begin, then we must distribute all of your interest in the contract within five years of your death. These distribution requirements will be satisfied if any portion of the deceased contract owner’s interest: is payable to, or for the benefit of, any new contract owner, and will be distributed over the new contract owner’s life, or over a period not extending beyond the life expectancy of any new contract owner.

•

If your spouse is the only primary beneficiary (or the sole surviving joint owner) when you die, then your surviving spouse may be able to elect (or may be deemed to have elected) to continue the contract. For more information, see Spousal continuation below.

•	If a beneficiary is not a natural person, the beneficiary must elect that the entire death benefit be distributed within five years of your death.

SPOUSAL CONTINUATION

Your contract may be continued under spousal continuation only if: an owner dies before the annuity commencement date; the deceased owner’s spouse, under federal law, is the sole surviving joint owner or the sole surviving primary beneficiary (or, in the case of joint owners, the surviving spouses are the only concurrent beneficiaries, or the surviving spouse is the designated beneficiary) on the date of such owner’s death.

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The right of a spouse to continue the contract, and all contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The federal Defense of Marriage Act currently does not recognize same-sex marriages or civil unions, even those which are permitted under individual state laws. Therefore the spousal continuation provisions of this contract will not be available to such partners or same-sex marriage spouses. Consult a tax advisor for more information on this subject.

We must receive notice of election of spousal continuation by the 90th day after we receive due proof of death (of the owner) in good order at our Customer Service Office. If the surviving spouse qualifies for spousal continuation and does not elect a method of death benefit payment by such 90th day, spousal continuation will be deemed to have been elected on that day. Spousal continuation will not satisfy minimum required distribution rules for qualified contracts other than IRAs.

If the contract is continued under spousal continuation and the death benefit proceeds that would have been paid upon an owner’s death exceed the accumulation value on the date used to calculate the death benefit, then we will credit an amount equal to the difference between the death benefit proceeds and the accumulation value to the investment options under the contract in accordance with your allocation instructions at that time. If applicable, the surviving spouse will become the new owner and will replace the deceased owner as annuitant or contingent annuitant. The death benefit payable under the continued contract is the accumulation value as of the end of the valuation date we received, in good order at our Customer Service Office, due proof of death of the surviving spouse.

If the annuitant is changed under spousal continuation, then the annuity commencement date will be the new annuitant’s 100th birthday, unless an earlier date is otherwise elected by the owner.

ENHANCED DEATH BENEFIT RIDERS

When you buy your contract, you can choose to buy an enhanced death benefit rider. If a death benefit is payable and an enhanced death benefit rider is in force, the beneficiary will receive the greater of either the death benefit described above or the enhanced death benefit. You should consult your tax adviser before selecting an enhanced death benefit rider. These riders may not be available in your state. You should contact your registered representative for information about the availability of any of the riders under your contract.

Highest Anniversary Value Death Benefit Rider

Under this rider, a death benefit is payable upon the death of any owner (or, in the event of a non-natural owner, the annuitant), and a surviving spouse that continues the basic contract in accordance with the spousal continuation provision, who is under age 76. This rider provides for an enhanced death benefit equal to the greater of:

•	the death benefit under the contract without any optional riders (i.e., the basic contract); or

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•	the highest anniversary value enhanced death benefit, less any premium taxes as of the end of the valuation date on which we receive due proof of death in good order.

We must receive proof of death in good order at our Customer Service Office that the death occurred before the annuity commencement date for a benefit to be payable.

On the contract issue date, the highest anniversary value death benefit (“HAVDB”) is the initial premium payment. The HAVDB will increase by the amount of any additional premium payments. On each annual contract anniversary up to and including the one immediately following the older owner’s 80th birthday (or the annuitant’s 80th birthday if there is a non-natural owner), the HAVDB will equal the greater of the current HAVDB or the accumulation value of the basic contract on that contract anniversary. The HAVDB will decrease by an adjusted withdrawal amount whenever a withdrawal is made under the basic contract. The adjusted withdrawal amount is determined by dividing the amount of each withdrawal by the accumulation value immediately before that withdrawal, and then multiplying that result by the HAVDB immediately before the withdrawal. If the adjusted withdrawal amount is less than the dollar amount of the withdrawal, then the HAVDB will be reduced by the dollar amount of the withdrawal instead of the adjusted withdrawal amount. The HAVDB will be distributed in the same manner as the death benefit under the basic contract. We deduct a daily charge for this rider based on an annual rate of 0.30% of the accumulation value of your variable investment options.

If there is a change of owner (or, if the owner is a non-natural person, a change in annuitant) under the terms of the basic contract, other than as a result of the exercise of a spousal continuation, then the HAVDB will be set to equal the accumulation value on the valuation date that the change in owner is effective, even if lower than the HAVDB on that date. Any premium payments made and withdrawals taken after the effective date of this change will change the HAVDB in the manner described above.

If a surviving spouse elects to continue the basic contract under spousal continuation, and the HAVDB that would have been paid under the basic contract upon the owner’s death exceeds the accumulation value at the time of the owner’s death, then we will credit this difference to the investment options in accordance with the current allocation instructions under the basic contract. If the HAVDB that would have been paid is less than the accumulation value at the time of the owner’s death, then we will increase the HAVDB to equal the accumulation value. Thereafter, we will calculate the HAVDB as described above.

This rider can only be elected at contract issue, and all owners under the contract must be under age 76. If the owner is a non-natural person, then the annuitant must be younger than age 76. To be eligible to continue the rider, a continuing spouse must be eligible to continue the basic contract under the spousal continuation provisions of the basic

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contract, see Spousal continuation above, and the continuing spouse must be younger than age 76 on the effective date of the spousal continuation.

If upon the death of the surviving spouse the HAVDB exceeds the accumulation value and any death benefit proceeds are not distributed as a lump sum, we will credit the difference between the HAVDB that would have been paid as death benefit proceeds and the accumulation value on the applicable valuation date to the allocation options in accordance with the current allocation instructions under the Basic Contract. The beneficiaries may not continue this rider and this rider will terminate.

This rider terminates on the earliest of the following:

•	the date that a death benefit is paid under a death benefit rider or under the basic contract, if the basic contract is not continued by an eligible spouse;

•	the date that a death benefit is paid under this rider or under the basic contract upon death of the surviving spouse who has continued the basic contract and this rider;

•	the date the accumulation value under the basic contract equals zero;

•	the annuity commencement date; or

•	upon a change in owner (or, if owner is a non-natural person, a change in annuitant), including spousal continuation, and the new owner is age 76 or older.

You may not reinstate this rider once it terminates.

The highest anniversary value death benefit rider is available only in states where it has been approved and where we are continuing to offer it. You should contact your registered representative for information about the availability of this enhanced death benefit rider under your contract.

Please note: At issue, if you are under age 76, you can elect the highest anniversary death benefit rider in conjunction with the return of premium plus death benefit rider available under the contract.

RETURN OF PREMIUM DEATH BENEFIT (ROPDB) RIDER

This rider provides for an enhanced death benefit that may be greater than the death benefit provided under the basic contract. You may elect one of two options, the return of premium death benefit rider basic (ROPDB Basic) or return of premium death benefit Plus (ROPDB Plus).

The ROPDB will be payable if on the Valuation Date a death benefit under the basic contract is calculated, the ROPDB is greater than the death benefit provided by the basic contract or any other death benefit rider that may be attached to the basic contract.

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ROPDB Basic

If you have elected the ROPDB Basic death benefit, on the issue date, the death benefit is equal to the initial premium payment. Thereafter, we will increase the ROPDB Basic death benefit by the amount of any additional premium payment on the Valuation Date we receive such payment in good order at our Customer Service Office. We will decrease the ROPDB Basic death benefit by the Adjusted Withdrawal Amount on the Valuation Date that a withdrawal is made. We will reset the ROPDB Basic to the accumulation value on the Valuation Date that a change in owner, or in the event of a non-natural owner, a change in the annuitant, is effective, even if the accumulation value is lower than the ROPDB Basic death benefit on that Valuation Date.

Under the ROPDB Basic death benefit, the Adjusted Withdrawal Amount is equal to the greater of:

•	The dollar amount of the withdrawal, or

•	The ROPDB Basic death benefit multiplied by (a) divided by (b) where (a) is the amount of the withdrawal and (b) is the accumulation value immediately before the withdrawal.

We deduct a daily charge for this rider based on an annual rate of 0.25% of the accumulation value of your variable investment options.

ROPDB Plus

If you have elected the ROPDB Plus death benefit, on the issue date, the death benefit is equal to the initial premium payment. Thereafter, we will increase the ROPDB Plus death benefit by the amount of any additional premium payment on the Valuation Date we receive such payment in good order at our Customer Service Office. We will decrease the ROPDB Plus death benefit by the Adjusted Withdrawal Amount on the Valuation Date that a withdrawal is made. We will reset the ROPDB Plus to the accumulation value on the Valuation Date that a change in owner, or in the event of a non-natural owner, a change in the annuitant, is effective, even if the accumulation value is lower than the ROPDB Plus death benefit on that Valuation Date. On each contract anniversary, the ROPDB Plus death benefit will be increased by the amount in the ROPDB Plus Interest Account on the day immediately prior to the contract anniversary.

On each contract anniversary, the ROPDB Basic death benefit will be increased by the amount in the ROPDB Plus Interest Account. Amounts will be transferred from the ROPDB Plus Interest Account on the day prior to the contract anniversary so that on the contract anniversary the amount in the ROPDB Plus Interest Account will be zero.

On each calendar day, we will increase the ROPDB Plus Interest Account by an amount equal to the ROPDB Plus Daily Factor multiplied by the ROPDB Plus Basis. The ROPDB Daily Plus Factor is based upon a simple interest rate of 3% divided by 365 (a daily factor equalling 0.00008219) . In addition, we will decrease the ROPDB Interest Account by the Adjusted Withdrawal Amount on the Valuation Date that a withdrawal is made, but not to an amount less than zero.

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Under the ROPDB Plus death benefit, the Adjusted Withdrawal Amount is equal to the dollar amount of the withdrawal from the ROPDB Plus Interest Account. However, if the dollar amount of the withdrawal is in excess of the dollar amount in the ROPDB Plus Interest Account, the Adjusted Withdrawal Amount is increased by the greater of the following:

•	The dollar amount of the withdrawal in excess of the dollar amount in the ROPDB Plus Interest Account; or

•

The ROPDB Plus death benefit multiplied by (a) divided by (b) where (a) is the dollar amount of the withdrawal in excess of the dollar amount in the ROPDB Plus Interest Account and (b) is the accumulation value immediately prior to the withdrawal reduced by the dollar amount withdrawn from the ROPDB Plus Interest Account.

We deduct a daily charge for this rider based on an annual rate of 0.30% of the accumulation value of your variable investment options.

Termination

This rider terminates on the earliest of the following:

•	a death benefit is paid under a death benefit rider or under the basic contract upon proof of death in good order; or

•	the date the accumulation value under the basic contract equals zero; or

•	the basic contract’s annuity commencement date.

Other than as set forth above, you may not terminate this rider. You may not request to reinstate this rider once it terminates.

The return of premium death benefit rider is available only in states where it has been approved and where we are continuing to offer it. You should contact your registered representative for more information about the availability of this enhanced death benefit rider under your contract.

Combination of Return of Premium Plus Death Benefit Rider and Highest Anniversary Value Death Benefit Rider.

This combination of riders provides for payment of a death benefit that is the higher of the death benefit payable under the ROPDB Plus death benefit rider and the death benefit payable under the HAVDB death benefit rider. We deduct a daily charge for this combination of riders based on an annual rate of 0.35% of the accumulation value of your variable investment options.

ROPDB Plus Basis

The ROPDB Plus Basis, as of the issue date, is equal to the initial premium paid under the basic contract. The ROPDB Plus Basis will increase by the amount of any subsequent premiums paid under the basic contract. Any withdrawal in excess of the ROPDB Plus Interest Account will cause the ROPDB Plus Basis to reset to the lesser of:

•	The accumulation value immediately after the withdrawal; or

•	The total premiums paid under the basic contract less the total amount of withdrawals.

On each contract anniversary, the ROPDB Plus Basis will be reset to the accumulation value in effect on that contract anniversary.

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DIA Commencement Date – This is the date you chose for DIA payments to begin. The DIA commencement date is elected at the time of the initial DIA transfer request and cannot be subsequently changed unless the Changing the DIA Commencement Date provision is exercised. The DIA commencement date must be more than 24 months from the date of the initial DIA transfer. The latest DIA commencement date is the earlier of: (1) 40 years from the date of the initial DIA transfer; or (2) the annuitant’s age 85 (age 70 1/2 if the basic contract is subject to required minimum distribution rules established under the Internal Revenue Code).

DEFERRED INCOME ANNUITY PAYOUT OPTION RIDER (also referred to as SecureFuture income rider)

When you buy your contract, you can elect for no additional charge a deferred income annuity payout option (DIA) rider if owner/annuitant is age 80 or under for a non-qualified contract or owner/annuitant is age 65 or under for a qualified contract. This rider allows you to transfer all or a portion of your accumulation value in order to create a stream of regularly scheduled payments (DIA payments) that begin on the DIA commencement date. You may not transfer any accumulation value to the DIA until the second contract anniversary.

The DIA rider is designed to provide you with a long term strategy for creating a future stream of income annuity payments guaranteed to last for your lifetime or for a set period of time you choose. The DIA rider allows you to build your stream of annuity payments over time to be paid in the future rather than requiring one single premium at annuitization to create payments beginning immediately. The basic contract provides the potential to benefit from possible market gains by allocating net premium to an array of variable investment options, which gains can be transferred to the DIA rider to increase your future stream of annuity payments. You bear the risk of investment losses in the variable investment options. DIA transfers are maintained on GIAC’s general account. Contract guarantees are guaranteed solely by the claims-paying ability and strength of GIAC.

DIA Transfers

We require a minimum initial DIA transfer amount of $5,000 and thereafter, the minimum additional transfer amount is $1,000. However, if you purchase a contract through an employer payroll deduction plan or you set up an automated DIA transfer plan, we may accept purchase payments below $1,000. Total DIA transfers made in the contract year in which the initial DIA transfer is made may not exceed the lesser of $100,000 or the aggregate amount of DIA transfers made in the contract year in which the initial DIA transfer was made. We will not accept DIA transfers beginning 12 months prior to the DIA commencement date. The aggregate dollar amount of DIA transfers may not exceed $1,000,000. Only 15 DIA transfers may be made annually, but these cannot exceed 5 per quarter or 3 per month. These limits may be exceeded only with our consent.

You may only make DIA transfers for a non- qualified contract if owner/annuitant is age 83 or younger; for a qualified contract if owner/ annuitant is age 68 or younger; and if choosing a life only DIA Payout option if owner/annuitant is age 70 or younger.

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We will not accept any DIA transfer requests if the annuitant is not living on the date that we receive the request. We reserve the right not to accept DIA transfer requests that would result in a violation of any applicable required minimum distribution rules described in the Internal Revenue Code.

Each DIA transfer that you make will increase the amount of your DIA payment. The amount of the increase will vary based on:

•	the age of the annuitant at the time the DIA transfer request is received at our Customer Service Office in good order;

•	the DIA commencement date;

•	the DIA payout option chosen;

•	for non-qualified contracts, the sex of the annuitant; and

•	any other options selected at the time of the initial DIA transfer request.

You may request to cancel the DIA transfer. Notice of such request must be received at our Customer Service Office in good order no later than the 10th day after your receipt of the confirmation for the transaction. If a DIA transfer is cancelled, we will allocate the amount of the DIA transfer back to the allocation options of the basic contract in the same proportion as the current accumulation value. If there is no accumulation value at the time of the cancellation, we will allocate the amount of the DIA transfer back to the allocation options in the same proportion as the accumulation value immediately prior to the last DIA transfer. Any death benefit provided by the basic contract or any other death benefit rider that may be attached to the basic contract will be reestablished as if the DIA transfer had not occurred. If you have cancelled a DIA transfer you may not make another DIA transfer for 90 days from the date that the DIA transfer was cancelled.

After the initial DIA transfer, you may not change the annuitant(s), DIA commencement date (unless the Changing the DIA Commencement Date provision is exercised), and the DIA payment option.

Effect of DIA Transfers on Basic Contract

All DIA transfers will be treated as withdrawals under the basic contract.

DIA Payment Options

You may elect to receive DIA payments based on one of the following options.

Life Annuity without Guaranteed Period

We will make DIA payments during the lifetime of the annuitant. We do not guarantee a minimum number of DIA payments under this option. You may elect to have no death benefit paid prior to the DIA commencement date under this option. If no death benefit is elected, this rider ends with no benefits payable upon the death of the annuitant prior to the DIA commencement date.

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Life Annuity with Guaranteed Period

We will make DIA payments during the lifetime of the annuitant. Payments are guaranteed for the number of full years chosen in the initial DIA transfer request. The guaranteed period cannot be less than 5 years or more than the lesser of 30 years or 100 minus the annuitant’s age on the DIA commencement date. For qualified contracts, the guaranteed period cannot exceed the annuitant’s life expectancy as determined under the Internal Revenue Code. If the annuitant dies before the end of the guaranteed period, we will pay the balance of the payments for the remainder of that period to the owner, unless the owner elects to be paid the present value of the current dollar amount of the then remaining guaranteed DIA payments for that period in a lump sum.

Life Annuity with Refund Certain

We will make DIA payments during the lifetime of the annuitant. Payments are guaranteed until the amount of the accumulated DIA payments equals the total DIA transfers. If the annuitant dies before the date the total DIA payments equals the total amount of DIA transfer, we will pay the balance of the payments in a lump sum unless the owner elects to continue to receive the remaining DIA payments.

Payment Acceleration Feature

For DIA payment options other than Life Annuity without Guaranteed Period and when the basic contract is not subject to required minimum distribution rules established under the Internal Revenue Service, an owner may elect to accelerate five monthly DIA payments in one lump sum subject to the following conditions:

•	the DIA rider is in effect and payments thereunder have begun;

•	the request is made after the DIA commencement date;

•	The owner is at least age 59 1/2; and

•	the frequency of DIA payments is monthly.

•	there are at least six months of payments remaining in any guaranteed or refund certain period.

The accelerated DIA payment will be paid on the next scheduled DIA payment date following receipt of the request for acceleration at our Customer Service Office in good order. The payment on that date will consist of the accelerated DIA payment plus the regularly scheduled DIA payment.

We will stop scheduled DIA payments after the payment of the accelerated DIA payment is made. Scheduled DIA payments will resume on the DIA payment date next following the last accelerated DIA payment. You may accelerate payments only once.

Changing the DIA Commencement Date

Unless the DIA payment option is Life without Guaranteed Period, you may be able to change the DIA commencement date. You may request to

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change the DIA commencement date to a new date that is no more than 5 years prior to or 5 years after the DIA commencement date elected at the time of the initial DIA transfer. The new DIA commencement date must also meet the requirements described in the definition of DIA commencement date (shown above) and cannot be within 60 days of the last DIA transfer or within 12 months of the date of the initial DIA transfer. The written request for such a change must be received at our Customer Service Office

Interest Rate Change Index: Currently the Interest Rate Change Index used is the Composite Yield on Seasoned Corporate Bonds, as published by Moody’s Investors Service, Inc. using the rate in effect 3 business days prior to the date of the initial request for the change to the DIA Commencement Date. If the Interest Rate Change Index is discontinued by Moody’s, we may substitute a comparable index subject to any regulatory approval that may be required. We will notify you or any assignee of record before a substitute index is used.

in good order no later than 14 days prior to the new DIA commencement date.

If the change is to a DIA commencement date that is earlier than the current DIA commencement date, no further changes can be made to that date. If the change is to a DIA commencement date that is later than the current DIA commencement date you may change the date one additional time. For that subsequent change, the new DIA commencement date must be no earlier than the DIA commencement date established at the time of the initial DIA transfer and no later than the then current DIA commencement date.

When you change the DIA commencement date, your DIA payment will be adjusted on an actuarially equivalent basis. The DIA payment will be determined based on the Annuity Mortality Table and Interest Rate Change Index. The Interest Rate Change Index will be adjusted by the DIA commencement date Change Factor, currently 1.50%. If the DIA commencement date is changed to a date earlier than the then current DIA commencement date, we will increase the Interest Rate Change Index by the amount of the DIA commencement date Change Factor. If the DIA commencement date is changed to a date later than the then current DIA commencement date, we will lower the Interest Rate Change Index by the DIA commencement date Change Factor but not to a percentage that is less than zero.

The change factor is fixed under the terms of the contract at 1.50%. The change factor is a value used to account for the risk that the liabilities, or the underlying asset portfolio that supports the liabilities, do not move in tandem with the Interest Rate Change Index.

DIA Death Benefit: 100% of total amount of DIA transfers unless you elect the no death benefit option under the life annuity without guaranteed period. In that case the death benefit is zero.

Death of Owner or Annuitant

Notwithstanding any provision of this rider to the contrary, no payment of benefits will be allowed that does not satisfy the requirements of section 72(s) of the Code, as amended from time to time, for non-qualified contracts or section 401(a)(9) of the Code, as amended, for qualified contracts.

If the annuitant dies before the DIA commencement date and a death benefit is be payable under the basic contract, this rider ends and any DIA death benefit will increase the amount of the death benefit provided

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under the basic contract or death benefit rider that may be attached to the basic contract and will be paid out in accordance with the terms of the death benefit provision of the basic contract.

If the annuitant dies before the DIA commencement date and no death benefit is payable under the basic contract, this rider ends and any DIA death benefit will be credited to the variable investment options in accordance with the last allocation instructions under the basic contract in effect at that time of the annuitant’s death.

If an owner who is not also the annuitant dies before the DIA commencement date, and the spousal continuation provision of the basic contract is exercised, the benefits under this rider will continue on the spousally continued basic contract. If the spousal continuation provision of the basic contract is not exercised then the DIA death benefit will increase the amount of the death benefit provided under the basic contract or any death benefit rider that may be attached to the basic contract and will be paid out in accordance with the terms of the death benefit provision of the basic contract.

Notwithstanding the above, if a death benefit is paid under this rider prior to the DIA commencement date and the accumulation value of the basic contract is zero, the death benefit will be paid to any beneficiaries in a lump sum.

If the annuitant dies on or after the DIA commencement date, DIA payments will stop unless such death occurs before to the end of any guaranteed or refund certain period. In that case, DIA payments will continue as described in the applicable DIA payout option provision.

If an owner dies on or after the DIA commencement date, any remaining DIA payments will be distributed over a period of time not longer than the period of the applicable DIA payout option provision in effect on the date of death.

DIA Payments

On the DIA commencement date, if a DIA death benefit would not otherwise be payable, we will begin to make DIA payments under the DIA payment option selected at the time of the initial DIA transfer. The amount of the DIA payment is equal to the total DIA Payments purchased through all DIA transfers. You may elect the frequency of payments to be monthly, quarterly, semi-annually or annually. You may change the frequency of DIA payments if we receive a written request in good order at our Customer Service Office at least 60 days prior to the DIA commencement date. The frequency of DIA payments may not be changed on or after the DIA commencement date.

DIA Payee

We will make DIA payments to the DIA payee(s). Unless a DIA payee other than the owner is elected by the owner at the time of the initial DIA transfer, the owner is the sole DIA payee. The owner, subject to our approval and in accordance with the provisions of the rider, may elect to

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name a new DIA payee. If a new DIA payee is named, we will begin making payments to the new DIA payee once we receive written notification at our Customer Service Office in good order of the new DIA payee. Any change of DIA payee is effective on the date the notice of change is signed. However, this change will not apply to any payments made or actions taken by us on or before the Valuation Date we receive notice of the change at our Customer Service Office in good order. In addition, the DIA payee may change if there is a change of Owner; or a DIA payee dies.

In either case, unless otherwise elected by the owner in a written notice received at our Customer Service Office in good order, the owner becomes the new DIA payee.

Premium Tax

We may deduct any premium taxes from DIA transfers. If we do so, the amount of that tax will be deducted from the DIA transfer at the time the transfer is made and prior to determining the DIA transfer purchase amount applicable to that transfer. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

OTHER CONTRACT FEATURES	PROSPECTUS	55

FINANCIAL INFORMATION

The accumulation value

of your contract

To determine the accumulation value of your contract, we multiply the number of accumulation units in each option by the current unit value for the option.

HOW WE CALCULATE ACCUMULATION UNIT VALUES

When you choose a variable investment option, you accumulate variable accumulation units. To calculate the number of accumulation units you buy with each payment, we divide the amount you invest in a variable investment option by the value of units in that variable investment option. We use the unit value next calculated after we have received and accepted your payment. We calculate unit values at the close of business of the New York Stock Exchange, usually at 4:00 p.m. Eastern time, each day the Exchange is open for trading.

To determine your accumulation value in the variable investment options, we multiply the number of accumulation units in each variable investment option by the current unit value for that option. The current unit value for each variable investment option is determined by multiplying the unit value for the applicable variable investment option for the prior valuation period by the net investment factor for the current valuation period.

The net investment factor is a measure of the investment experience of each variable investment option. We determine the net investment factor for a given valuation period as follows:

•	At the end of the valuation period we add together the net asset value of a Fund share and its portion of dividends and distributions made by the Fund during the period.

•	We divide this total by the net asset value of the particular Fund share calculated at the end of the preceding valuation period.

•	Finally we add up the daily charges (contract charges and the enhanced death benefit rider(s) where applicable) and subtract them from the above total.

56	PROSPECTUS	FINANCIAL INFORMATION

CONTRACT COSTS AND EXPENSES

We deduct the charges described below to cover costs and expenses, services provided, and risks assumed under the contracts. The amount of a charge may not strictly correspond to the costs of providing the services or benefits indicated by the name of the charge or related to a particular contract, and we may profit from charges.

No sales charges are deducted from your premium payments when you make them. However, the following charges do apply:

Expenses of the Funds

The Funds you choose through your variable investment options have their own management fees, 12b-1 fees, redemption fees and general operating expenses. The deduction of these fees and expenses is reflected in the per-share value of the Funds. They are fully described in the Funds’ prospectuses.

Contract charges

We will deduct daily a portion of the assets allocated to variable investment option for administrative expenses and mortality expense risks. This results in a total annual charge of 0.60%.

Mortality risks arise from our promise to pay death benefits and make annuity payments to each annuitant for life. Expense risks arise from the possibility that the amounts we deduct to cover sales and administrative expenses may not be sufficient. We expect a profit from this charge and we can use any such profit for any legitimate corporate purpose, including paying distribution expenses for the contracts.

We are compensated for processing and administrative expenses incurred in connection with the contract and the Separate Account.

In addition, the following charges may apply:

Highest anniversary value death benefit rider expense

If you choose the highest anniversary value death benefit rider and it is in effect, then you will pay a daily charge based on an annual rate 0.30% of your accumulation value in the variable investment options.

Return of premium death benefit basic rider expense

If you choose the return of premium death benefit basic rider and it is in effect, then you will pay a daily charge based on an annual rate of 0.25% of your accumulation value in the variable investment options.

Return of premium death benefit plus rider expense

If you choose the return of premium plus death benefit rider and it is in effect, then you will pay a daily charge based on an annual rate of 0.30% of your accumulation value in the variable investment options.

Costs and

expenses

No sales charges are deducted from your premium payments when you make them. However, the following charges will apply:

•	expenses of the Funds

•	contract charges

and the following charges may apply:

•	highest anniversary value death benefit rider charge

•	return of premium death benefit basic rider charge

•	return of premium death benefit plus rider charge

•	combination of return of premium death benefit plus and highest anniversary value death benefit rider charge

•	withdrawal charge

•	premium taxes

•	transfer charge

See accompanying text for details.

FINANCIAL INFORMATION	PROSPECTUS	57

Combination of highest anniversary value death benefit and return of premium death benefit plus rider charge

We will deduct daily a portion of the assets allocated to each variable investment option as a charge for this rider. This results in an annual rider charge of 0.35%.

Withdrawal charge

During the annuity period, if you choose Fixed Annuity Payments to Age 100 or Payments for a Period Certain as an annuity payout option and you make more than one withdrawal in a calendar quarter, then you will pay an administrative charge equal to the lesser of $25 or 2% of the amount of the withdrawal.

Premium taxes

Some states and municipalities may charge premium taxes when premium payments are made or when your accumulation value is applied under a payout option. These taxes currently range from 0.50% up to 3.5% of the premium payments made. This provision may vary depending on the state in which your contract is issued. You should refer to your contract for further details.

In jurisdictions where the premium tax is incurred when a premium payment is made, we will pay the premium tax on your behalf and then deduct the same amount from the value of your contract when you surrender it, on your death, or when your accumulation value is applied under a payout option, whichever happens first. We will do this only if permitted by applicable law.

FEDERAL TAX MATTERS

The following summary provides a general description of the Federal income tax considerations associated with the contract. It is not intended to be complete, to cover all tax situations or address state taxation issues. This summary is not intended as tax advice. You should consult a tax adviser for more complete information. This summary is based on our understanding of the present Federal income tax laws. We make no representation as to the likelihood of continuation of the present Federal income tax laws or as to how they may be interpreted by the Internal Revenue Service (IRS).

We believe that our contracts will qualify as annuity contracts for Federal income tax purposes and the following summary assumes so. Further details are available in the Statement of Additional Information, under the heading Tax Status of the Contracts.

When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money – generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.

We believe that if you are a natural person you will not be taxed on increases in the accumulation value of a contract until a distribution

58	PROSPECTUS	FINANCIAL INFORMATION

occurs or until annuity payments begin. For these purposes, the agreement to assign or pledge any portion of a contract’s accumulation value and, in the case of a qualified contract (described below), any portion of an interest in the qualified plan generally will be treated as a distribution. If an owner transfers a contract without adequate consideration to a person other than the owner’s spouse (or to a former spouse incident to divorce), the owner will be taxed on the difference between the cash surrender value and the investment in the contract at the time of the transfer.

When annuity payments begin, you generally will be taxed only on the investment gains you have earned and not on the payments you made to purchase the contract. Generally, withdrawals from your annuity should only be made once you reach age 59 1/2, die or are disabled; otherwise a 10% tax penalty may be applied against any amounts included in income unless one of several exceptions applies. Additional exceptions may apply to distributions from a qualified contract. You should consult a tax adviser with regard to exceptions from the penalty tax. The owner generally will be responsible for taxes owed on taxable distributions from the contract, but different results could apply in some cases if the owner names someone other than the owner as the payee under the contract.

If you invest in a variable annuity as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a qualified contract. If your annuity is independent of any formal retirement or pension plan, it is termed a non-qualified contract.

Taxation of non-qualified contracts

Non-natural person – If a non-natural person owns a non-qualified annuity contract, the owner generally must include in income any increase in the excess of the accumulation value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective owner that is not a natural person should discuss these with a tax adviser.

The following summary generally applies to contracts owned by natural persons.

Withdrawals before the annuity commencement date – When a withdrawal from a non-qualified contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to any excess of the accumulation value immediately before the distribution that exceeds the owner’s investment in the contract. Generally, the owner’s investment in the contract is the amount equal to the premiums or other consideration paid for the contract, reduced by any amounts previously distributed from the contract that were not subject to tax at that time. In the case of a surrender under a non-qualified contract, the amount received generally will be taxable only to the extent it exceeds the owner’s investment in the contract. In addition,

Tax advice

Consult your own tax adviser about your circumstances, any recent tax developments, and the impact of state tax laws.

Deferring tax

When you invest in an annuity contract, you usually don’t pay taxes on your investment gains until you withdraw the money – generally for retirement purposes. In this way, annuity contracts have been recognized by the tax authorities as a legitimate means of deferring tax on investment income.

FINANCIAL INFORMATION	PROSPECTUS	59

Employer-

sponsored or

independent?

If you invest in a variable annuity as part of an individual retirement annuity, pension plan or employer-sponsored retirement program, your contract is called a qualified contract. If your annuity is independent of any formal retirement or pension plan, it is termed a non-qualified contract.

if the basic contract is issued with a deferred income annuity (DIA) payout option rider, there is some uncertainty regarding how withdrawals from the basic contract before the DIA commencement date should be treated for federal income tax purposes. In particular, it is not entirely clear whether amounts allocated under the basic contract to the DIA payout option rider remain part of the basic contract’s cash value for purposes of determining the taxable amount of any withdrawal from the basic contract prior to the DIA commencement date. GIAC currently intends to treat the cash value of the basic contract as not including such allocations to the DIA payout option rider for purposes of reporting amounts received as withdrawals under the basic contract, but given the uncertainty you should consult a tax adviser about the consequences of withdrawals from a contract with a DIA payout option rider. In view of the uncertainty on these points, you should consult a tax adviser before purchasing a DIA payout option rider.

Withdrawals after the annuity commencement date – After annuity payments begin, under Options F-4 and F-5, the payee has the right to withdraw a portion of the present value of the remaining payments. The IRS has concluded that a withdrawal on or after the annuity commencement date is ordinary income subject to tax up to an amount equal to any excess of the cash value (determined without surrender charges) immediately before the withdrawal over the owner’s investment in the contract at the time (i.e., on an income first basis). In prior rulings, the IRS had concluded that the entire amount received as a withdrawal on or after the annuity commencement date from a non-qualified contract was to be taxed as ordinary income (i.e., on an all taxable basis). GIAC currently intends to report amounts received as withdrawals pursuant to the income first basis set forth in the IRS’s most recent ruling. Given the uncertainty in this area, you should consult a tax adviser regarding the tax consequences to you of a withdrawal under Options F-4 or F-5. Other rules may apply to withdrawals from qualified contracts that elect Options F-4 or F-5.

Penalty tax on certain withdrawals – In the case of a distribution from a non-qualified contract, a federal tax penalty may be imposed equal to 10% of the amount treated as income. However, there is generally no penalty on distributions that are:

•	made on or after the taxpayer reaches age 59 1/2

•	made from an immediate annuity contract

•	made on or after the death of an owner

•	attributable to the taxpayer’s becoming disabled, or

•	made as part of a series of substantially equal periodic payments for the life – or life expectancy – of the taxpayer or the joint lives (or life expectancies) of the taxpayer and a beneficiary.

If you receive systematic payments that you intend to qualify for the substantially equal periodic payment exception, changes to your systematic payments before you reach age 59 1/2 or within five years

60	PROSPECTUS	FINANCIAL INFORMATION

(whichever is later) after beginning your systematic payments will result in the retroactive imposition of the 10% tax penalty with interest. In addition, you should note that distributions made before you reach age 59 1/2 under Options F-4, F-5 or any other option that provides for a period certain annuity in connection with a deferred annuity contract may fail to satisfy this exception and may be subject to the 10% penalty.

Other exceptions may apply under certain circumstances. Special rules may also apply to the exceptions noted above. You should consult a tax adviser with regard to exceptions from the penalty tax. In particular, you should consult a tax adviser if you wish to take withdrawals in addition to the annuity payment made under an election of Options F-4 or F-5 in connection with an immediate annuity contract.

Annuity payments – Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment is generally not taxed, and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined so that you recover your investment in the contract ratably on a tax-free basis over the expected stream of annuity payments, as determined when annuity payments begin. However, once your investment in the contract has been fully recovered, the full amount of each annuity payment is subject to tax as ordinary income. In addition, the Internal Revenue Code provides special rules for a partial annuitization, where annuity payments are received for life or at least 10 years under part of an annuity contract while the rest of the contract remains in a deferred status. If your contract was issued with a DIA payment option rider, GIAC believes these partial annuitization rules will apply to determine the tax treatment of the DIA payments you receive. However, there is uncertainty whether these rules will apply in such circumstances and, if so, how they apply. You should consult your tax advisor about the treatment of any DIA payments.

Taxation of death benefits – Amounts may be distributed from a contract because of your death or the death of the annuitant. Generally, such amounts are included in the income of the recipient as follows:

•	if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract

•	if distributed under a payout option, they are generally taxed in the same way as annuity payments.

If the contract was issued with a DIA payout option rider, there are some circumstances in which the death of the annuitant would cause a death benefit under the rider to be credited to the cash value of the basic contract even though no death benefit is payable under the basic contract. GIAC currently intends to treat this as a non-event for tax purposes, but there is some uncertainty whether the amount credited from the rider to the basic contract would be currently taxable. You should consult your tax adviser.

FINANCIAL INFORMATION	PROSPECTUS	61

Transfers, assignments and contract exchanges – Transferring or assigning ownership of a contract, designating an annuitant other than the owner, selecting certain maturity dates or exchanging a contract may result in certain tax consequences to you that are not outlined here. For example, such transactions may result in federal gift taxes for you and federal and state income taxes for the new owner, annuitant or payee. If you are considering any such transaction, you should consult a professional tax adviser.

Withholding tax – Annuity distributions are generally subject to withholding for the recipient’s federal income tax liability. However, recipients can generally choose not to have tax withheld from distributions.

Treatment of certain charges – It is possible that the IRS may take the position that fees deducted for certain optional benefits are deemed to be taxable distributions to you. In particular, the IRS may treat fees deducted for the optional benefits as taxable withdrawals, which might also be subject to a tax penalty if such withdrawals occur prior to age 59 1/2. Although we do not believe that the fees associated with any optional benefit provided under the contract should be treated as taxable withdrawals, you should consult your tax adviser prior to selecting any optional benefit under the contract.

Multiple contracts – All non-qualified deferred annuity contracts issued by GIAC or its affiliates to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount included in the contract owner’s income when a taxable withdrawal occurs.

Taxation of qualified contracts

Qualified arrangements receive tax-deferred treatment as a formal retirement or pension plan through provisions of the Internal Revenue Code. There is no added tax-deferred benefit of funding such qualified arrangements with tax-deferred annuities. While the contract will not provide additional tax benefits, it does provide other features and benefits such as death benefit protection and the possibility for income guaranteed for life.

Your rights under a qualified contract may be subject to the terms of the retirement plan itself, regardless of the terms of the qualified contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.

Individual Retirement Accounts and Annuities (IRAs) – As defined in Sections 219 and 408 of the Internal Revenue Code, individuals are allowed to make annual contributions to an IRA of up to the lesser of the specified annual amount or 100% of the compensation includable in their gross income. All or a portion of these contributions may be deductible, depending on the person’s income and other factors.

62	PROSPECTUS	FINANCIAL INFORMATION

Distributions from certain retirement plans may be rolled over into an IRA on a tax-deferred basis without regard to these limits. SIMPLE IRAs under Section 408(p) of the Internal Revenue Code and Roth IRAs under Section 408A, may also be used in connection with variable annuity contracts.

SIMPLE IRAs allow employees to defer a percentage of annual compensation up to a specified annual amount to a retirement plan, if the sponsoring employer makes matching or non-elective contributions that meet the requirements of the Internal Revenue Code. The penalty for a premature distribution from a SIMPLE IRA that occurs within the first two years after the employee begins to participate in the plan is 25%, instead of the usual 10%.

Contributions to Roth IRAs are not tax-deductible and contributions must be made in cash or as a rollover or transfer from another arrangement from which the tax law allows such rollovers or transfers to be made. A rollover or conversion of an IRA to a Roth IRA may be subject to tax. You may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years.

Distributions from Roth IRAs are generally not taxed if they meet certain requirements. In addition to the income tax and 10% penalty which generally applies to distributions of earnings made before age 59 1/2, income tax and a 10% penalty will be imposed for any distribution of earnings made from a Roth IRA during the five taxable years starting after you first contribute to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.

Corporate pension and profit-sharing plans – Under Section 401(a) of the Internal Revenue Code, corporate employers are allowed to establish various types of retirement plans for employees, and self-employed individuals are allowed to establish qualified plans for themselves and their employees.

Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means of providing benefit payments, unless the plan complies with all applicable requirements before transferring the contract.

Penalty tax on certain withdrawals – Distributions from certain qualified contracts may be subject to ordinary income taxes and a 10% federal tax penalty on the amount treated as income. However, there is generally no penalty on distributions that are:

•	made on or after the taxpayer reaches age 59 1/2

•	made on or after the death of an owner

•	attributable to the taxpayer’s becoming disabled

FINANCIAL INFORMATION	PROSPECTUS	63

•	made to pay deductible medical expenses

•	made to pay medical insurance premiums if you are unemployed

•	made to pay for qualified higher education expenses

•	made for a qualified first time home purchase up to $10,000

•	made as a qualified reservist distribution

•	for IRS levies, or

•	made as part of a series of substantially equal periodic payments for the life or life expectancy of the taxpayer.

If you receive systematic payments that you intend to qualify for the substantially equal periodic payment exception, changes to your systematic payments before you reach age 59 1/2 or within five years (whichever is later) after beginning your systematic payments will result in the retroactive imposition of the 10% tax penalty with interest. In addition, you should note that distributions made before you reach age 59 1/2 under Options F-4, F-5 or any other option that provides for a period certain annuity may fail to satisfy this exception and may be subject to the 10% tax penalty.

Other exceptions may apply under certain circumstances and certain exemptions may not be applicable to certain types of plans. Special rules may also apply to the exceptions noted above. You should consult a tax adviser with regard to exceptions from the tax penalty. In particular you should consult a tax adviser if you wish to take withdrawals in addition to the annuity payments made under an election of Options F-4 and F-5.

Other tax issues – You should note that the annuity contract includes a death benefit that in some cases may exceed the greater of the purchase payments or the accumulation value. The death benefit could be viewed as an incidental benefit, the amount of which is limited in any 401(a) plan. Because the death benefit may exceed this limitation, employers using the contract in connection with corporate pension and profit-sharing plans should consult their tax adviser. The IRS has not reviewed the contract for qualification as an IRA, and has not addressed in a ruling of general applicability whether a death benefit provision such as those available under this contract comport with IRA qualification requirements.

In the case of a withdrawal under a qualified contract; a ratable portion of the amount received is taxable, generally based on the ratio of the “investment in the contract” to the individual’s total account balance or accrued benefit under the retirement plan. The “investment in the contract” generally equals the amount of any non-deductible purchase payments paid by or on behalf of any individual. In many cases, the “investment in the contract” under a qualified contract can be zero. If your contract contains a guaranteed lifetime withdrawal benefit rider, the application of certain tax rules, particularly those rules relating to distributions from your contract, are not entirely clear. In view of this uncertainty, you should consult a tax adviser before purchasing a guaranteed lifetime withdrawal benefit rider.

64	PROSPECTUS	FINANCIAL INFORMATION

Qualified contracts other than Roth IRAs have minimum distribution rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement or consult a tax adviser for more information about these distribution rules. In any event, you should note that distributions made under Options F-4 or F-5 may not satisfy these minimum distribution rules. If you are attempting to satisfy these rules through withdrawals before the annuity commencement date, the value of any enhanced death benefit or other optional rider may need to be included in calculating the amount required to be distributed. In addition, if your qualified contract was issued with a DIA payout option rider, there is some uncertainty regarding how the minimum distribution rules apply after the DIA commencement date. Consult a tax adviser.

Pension and annuity distributions generally are subject to withholding for the recipient’s federal income tax liability at rates that vary according to the type of distribution and the recipient’s tax status. Recipients generally are provided the opportunity to elect not to have tax withheld from distributions. Taxable “eligible rollover distributions” from section 401(a) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee from such a plan, except certain distributions such as distributions required by the Internal Revenue Code, hardship distributions or distributions in a specified annuity form. The 20% withholding does not apply, however, to nontaxable distributions or if (i) the employee (or employee’s spouse or former spouse as beneficiary or alternate payee) chooses a “direct rollover” from the plan to an eligible retirement plan as defined in the Internal Revenue Code; or (ii) a non-spouse beneficiary chooses a “direct rollover” from the plan to an IRA established by the direct rollover.

Federal Estate and generation-skipping transfer taxes

While no attempt is being made to discuss the federal estate tax implications of the contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent’s gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning advisor for more information.

Under certain circumstances, the Internal Revenue Code may impose a “generation skipping transfer tax” (GST) when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract owner. Regulations issued under the Internal Revenue Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

For 2013, the federal estate tax, gift tax and GST tax exemption and maximum rates are $5,250,000 and 40%, respectively. The uncertainty

FINANCIAL INFORMATION	PROSPECTUS	65

as to how the current law might be modified in coming years underscores the importance of seeking guidance from a qualified adviser to help ensure that your estate plan adequately addresses your needs and that of your beneficiaries under all possible scenarios.

Medicare tax

Beginning in 2013, distributions from non-qualified annuity policies will be considered “investment income” for purposes of the newly enacted Medicare tax on investment income. Thus, in certain circumstances, a 3.8% tax may be applied to some or all of the taxable portion of distributions (e.g. earnings) to individuals whose income exceeds certain threshold amounts ($200,000 for filing single, $250,000 for married filing jointly and $125,000 for married filing separately.) Final regulations had not been issued as of the date of this prospectus so these rules may change. Please consult a tax advisor for more information.

Annuity purchases by nonresident aliens and foreign corporations

The discussion above provides general information regarding U.S. federal income tax consequences to annuity contract purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, if the payee is a foreign financial institution or a non-financial foreign entity within the meaning of the Internal Revenue Code as amended by the Foreign Account Tax Compliance Act, distributions to the payee could be subject to 30% withholding irrespective of the status of any beneficial owner or the existence of a treaty. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchasers country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S. state and foreign taxation with respect to an annuity contract purchase.

Our income taxes

At the present time, we make no charge for any federal, state or local taxes – other than the charge for state and local premium taxes that we incur – that may be attributable to the investment divisions of the Separate Account or to the contracts. We do have the right in the future to make additional charges for any such tax or other economic burden resulting from the application of the tax laws that we determine are attributable to the investment divisions of the Separate Account or the contracts.

Under current laws in several states, we may incur state and local taxes in addition to premium taxes. These taxes are not now significant and we are not currently charging for them. If they increase, we may deduct charges for such taxes.

The benefit of any foreign tax credits attributable to taxes paid by certain variable investment options to foreign jurisdictions cannot be passed through to you and thus we may benefit from such credits to the extent permitted under federal tax law.

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Possible tax law changes

Although the likelihood of legislative or regulatory change is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation, regulation, or otherwise. You should consult a tax adviser with respect to legislative or regulatory developments and their effect on the contract.

We have the right to modify the contract in response to legislative or regulatory changes that could otherwise diminish the favorable tax treatment annuity contract owners currently receive. We make no guarantee regarding the tax status of any contract and do not intend this summary as tax advice.

PERFORMANCE RESULTS

From time to time, we may show performance information for the Separate Account’s investment divisions in advertisements, sales literature or other materials provided to existing or prospective contract owners. We may also provide an existing or prospective contract owner with reports which use historical performance on a hypothetical basis to demonstrate how the choice of alternate underlying investment options would have affected the accumulation value, surrender value and death benefit during the accumulation phase and the amounts of annuity payments during the payout phase of the contract. These materials are based upon historical information and are not necessarily representative of future performance. When we show performance, we will always include SEC standard performance, which reflects all fees and charges for specified periods. We may also show non-standard performance, for example, without showing the effect of certain charges such as surrender charges.

Among the key performance measures we use are total returns and yields.

Total returns include: average annual total return, total return, and change in accumulation unit value – all of which reflect the change in the value of an investment in an investment division of the Separate Account over a specified period, assuming the reinvestment of all income dividends and capital gains distributions.

Yield figures may be quoted for investments in shares of investment divisions. Yields are expressed as a percentage of the value of an accumulation unit at the beginning of the base period. Yields are annualized, which assumes that an investment division will generate the same level of net investment income over a one-year period. However, yields fluctuate daily.

Advertisements and sales literature for the investment divisions of the Separate Account may compare a Fund’s performance to that of investments offered through the separate accounts of other insurance companies that have similar investment objectives or programs. Promotional material may also compare a Fund’s performance to one or more indices of the types of securities that the Fund buys and sells for its

FINANCIAL INFORMATION	PROSPECTUS	67

portfolio. Performance comparisons may be illustrated by tables, graphs or charts. Additionally, promotional material may refer to:

•	the types and characteristics of certain securities

•	features of a Fund’s portfolio

•	financial markets

•	historical, current or perceived economic trends, and

•	topics of general investor interest, such as personal financial planning.

In addition, advertisements and sales literature may refer to or reprint all or portions of articles, reports or independent rankings or ratings which relate specifically to the investment divisions or to other comparable investments. However, such material will not be used to indicate future performance.

Advertisements and sales literature about the variable annuity contract and the Separate Account may also refer to ratings given to GIAC by insurance company rating organizations such as:

•	Moody’s Investors Service, Inc.

•	Standard & Poor’s Ratings Group

•	A.M. Best & Co.

•	Duff & Phelps.

These ratings relate only to GIAC’s ability to pay death benefits and living benefits provided under the contract, not to the performance or safety of the variable investment options.

Further information about the performance of each investment division is contained in its respective annual report, which may be obtained from GIS free of charge.

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YOUR RIGHTS AND RESPONSIBILITIES

TELEPHONIC AND ELECTRONIC SERVICES

We will process certain transactions by telephone if you have authorized us to do so. We currently take fund transfer requests and changes in future allocations over the telephone. If you would like this privilege, please complete an authorization form, or complete the appropriate section of your application. Once we have your authorization on file, you can authorize permitted transactions over the telephone by calling 1-800-533-0099 between 9:00 a.m. and the close of the New York Stock Exchange, generally 4:00 p.m. Eastern time.

In addition to telephone services, we offer you the ability to use your personal computer to receive documents electronically, review your account information and to perform other specified transactions. If you want to participate in any or all of our electronic programs, we ask that you visit our website (www.guardianinvestor.com) for information and registration. If you choose to participate in the electronic document delivery program, you will receive financial reports, prospectuses, confirmations and other information via the Internet. You will not receive paper copies.

Generally, with the exception of the electronic document delivery program, you are automatically eligible to use these services when they are available. You must notify us if you do not want to participate in any or all of these programs. You may reinstate these services at any time. You bear the risk of possible loss if someone gives us unauthorized or fraudulent registration or instructions for your account so long as we believe the registration or instructions to be genuine and we have followed reasonable procedures to confirm that the registration or instructions communicated by telephone or electronically are genuine. If we do not follow reasonable procedures to confirm that the registration or instructions communicated by telephone or electronically are genuine, we may be liable for any losses. Please take precautions to protect yourself from fraud. Keep your account information and PIN private and immediately review your statements and confirmations. Contact us immediately about any transactions you believe to be unauthorized.

We may change, suspend or eliminate telephone or Internet privileges at any time, without prior notice. We reserve the right to refuse any transaction request that we believe would be disruptive to contract administration or is not in the best interests of the contract owners or the Separate Account. Telephone and Internet services may be interrupted or response times slow if we are experiencing physical or technical difficulties, or economic or market emergency conditions. While we are experiencing such difficulties we ask you to send your request by regular or express mail and we will process it using the accumulation unit value first calculated after we receive the request at our Customer Service Office. We will not be responsible or liable for: any inaccuracy, error or delay in or omission of any information you transmit or deliver to us; any loss or damage you may incur because of such inaccuracy, error, delay, omission or non-performance; or any interruption resulting from emergency circumstances.

YOUR RIGHTS AND RESPONSIBILITIES	PROSPECTUS	69

Free-look period

During the 10 to 30 day period (the period varies depending on the state where you live) after receiving your contract, the free-look period, you have the right to examine your contract and return it for cancellation if you change your mind about buying it.

VOTING RIGHTS

We own all Fund shares held in the Separate Account. As the owner, we have the right to vote on any matter put to vote at any Fund’s shareholder meeting. However, to the extent we are required to by law, we will vote all Fund shares attributable to contracts by following instructions we receive from you and other contract owners with voting interests in the Funds. We will vote those shares for which we do not receive voting instructions in the same proportion as the shares for which we have received instructions. Because of this proportional voting, a small number of contract owners could control the outcome of the vote. We will solicit instructions when the Funds hold shareholder votes. We have the right to restrict contract owner voting instructions if the laws change to allow us to do so.

The owner of the contract has voting rights. Voting rights diminish with the reduction of your accumulation value.

YOUR RIGHT TO CANCEL THE CONTRACT

During the 10-day period after receiving your contract, the free-look period, you have the right to examine your contract and return it for cancellation if you change your mind about buying it. Longer periods may apply in some states.

To cancel your contract, we must receive both the contract and your cancellation notice in good order at our Customer Service Office. You can forward these documents to GIAC’s Customer Service Office or to the registered representative who sold you the contract. If you mail the notice, we consider it received on the postmark date, provided it has been properly addressed and the full postage has been paid.

Upon cancellation, we will refund to you:

•	the difference between the gross premiums you paid (including contract charges, premium taxes and other charges) and the amounts we allocated to the variable investment options you chose; and

•	the accumulation value of the contract on the date we receive your cancellation.

If state law requires, you will receive the greater of total premiums you paid for the contract or the accumulation value of your contract instead.

DISTRIBUTION OF THE CONTRACT

The variable annuity contract is sold by insurance agents who are licensed by GIAC and who are either registered representatives of Guardian Investor Services LLC (GIS) or of broker-dealer firms that have entered into sales agreements with GIS and GIAC (including Park Avenue Securities LLC, a wholly owned subsidiary of GIAC). GIS and such other broker-dealers are members of the Financial Industry Regulatory Authority (FINRA).

70	PROSPECTUS	YOUR RIGHTS AND RESPONSIBILITIES

GIAC does not pay commissions to these individuals or broker-dealer firms for the sale of contracts.

You should ask your registered representative for further information about what commissions or other compensation he or she, or the broker-dealer for whom he or she works, may receive in connection with your purchase of a contract. Also inquire about any revenue sharing arrangements that we and our affiliates may have with the selling firm, including conflicts of interest that such arrangements may create. You may wish to take such payments and arrangements into account when considering and evaluating any recommendation relating to the contracts.

No specific charge is assessed directly to contract owners or the Separate Account to cover commissions or other forms of compensation described above.

The principal underwriter of the contract is GIS, located at 7 Hanover Square, New York, New York 10004.

YOUR RIGHTS AND RESPONSIBILITIES	PROSPECTUS	71

SPECIAL TERMS USED IN THIS PROSPECTUS

Accumulation period

The period between the issue date of the contract and the annuity commencement date.

Accumulation unit

A unit of measure used to determine the value of a contract owner’s interest in each variable investment option under the contract before annuity payments begin.

Accumulation value

The sum of the values attributable to the variable investment options.

Annuitant

The person on whose life the annuity payments are based and on whose death, prior to the annuity commencement date, benefits under the contract are paid.

Annuity commencement date

The date on which annuity payments under the basic contract begin.

Annuity payments

Periodic payments made by GIAC to the contract owner at monthly or other periodic intervals after the annuity commencement date.

Basic contract

The contract, excluding any optional benefit riders or endorsements.

Beneficiary

The person(s) designated to receive any benefits under a contract upon the death of an owner or on the death of the annuitant if there is a non-natural owner.

Contract anniversary

The annual anniversary measured from the issue date of the contract.

Contingent annuitant

A contingent annuitant is the person you name at issue to become the annuitant if the annuitant dies before the annuity commencement date. The owner’s right to name a contingent annuitant may be restricted under the provisions of a retirement or deferred compensation plan for which the contract is issued. A contingent annuitant may be named only if permitted by the laws of the jurisdiction in which the contract is issued, and is not permitted if there is a non-natural owner.

Contingent beneficiary

The person(s) designated to receive any benefits under a contract upon an owner’s death should there be no surviving owner and all primary beneficiaries predecease such owner.

Customer service office

The Guardian Insurance & Annuity Company, Inc., Customer Service Office, Box 26210, Lehigh Valley, Pennsylvania 18002. Our street address is 3900 Burgess Place, Bethlehem, Pennsylvania 18017. Our telephone number is 1-800-221-3253.

Due proof of death in good order

A certified death certificate, all necessary claim paperwork and such other information as we may require to process the death benefit for at least one beneficiary.

Funds

The open-end management investment companies, each corresponding to a variable investment option. The Funds are listed on the front cover of this prospectus.

Good order

Notice from any party authorized to initiate a transaction under this contract, received in a format satisfactory to GIAC at its Customer Service Office, that contains all information required by GIAC to process that transaction. In addition, transaction requests must be received on a valuation date no later than the close of the New York Stock Exchange, generally 4:00 p.m. Eastern time, in order to receive that day’s accumulation unit values.

Monthly contract anniversary

The same date of each calendar month as the issue date of the basic contract, or the last day of a calendar month, if earlier.

Net premium(s)

A premium paid by the owner to us in accordance with the provisions of the contract, less premium taxes that we may deduct from a premium, if any.

Owner (contract owner)

You (or your); the person(s) or entity designated as the owner in the contract.

Valuation date

A date on which accumulation unit values are determined. Accumulation unit values are determined on each date on which the New York Stock Exchange or its successor is open for trading.

Valuation period

The period between two successive valuation dates.

Variable investment options

The investment divisions of Separate Account R that are available for allocations of net premiums and accumulation values.

72	PROSPECTUS	SPECIAL TERMS USED IN THIS PROSPECTUS

OTHER INFORMATION

LEGAL PROCEEDINGS

We, like other insurance companies, are involved in lawsuits. Although the outcome of any litigation cannot be predicted with certainty, we believe that at the present time there are no pending or threatened lawsuits that are reasonably likely to have a material adverse impact on the Separate Account, on the ability of GIS to perform under its principal underwriting agreement, or on GIAC’s ability to meet its obligations under the contract.

WHERE TO GET MORE INFORMATION

Our Statement of Additional Information (SAI) has more details about the contract described in this prospectus. If you would like a free copy, please call us toll-free at 1-800-221-3253, or write to us at the following address:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

Box 26210

Lehigh Valley, Pennsylvania 18002

The SAI contains the following information:

•	Services to the Separate Account

•	Annuity payments

•	Tax status of the contracts

•	Valuation of assets of the Separate Account

•	Qualified plan transferability restrictions

•	Experts

•	Financial statements

OTHER INFORMATION	PROSPECTUS	73

INDIVIDUAL FLEXIBLE PREMIUM

DEFERRED VARIABLE

ANNUITY CONTRACT

Issued Through The Guardian Separate Account R of

The Guardian Insurance & Annuity Company, Inc.

Statement of Additional Information dated             , 2013

This Statement of Additional Information is not a prospectus but should be read in conjunction with the current Prospectus for The Guardian Separate Account R (marketed under the name “Guardian Investor ProFreedom Variable AnnuitySM”) dated             , 2013.

A free Prospectus is available upon request by writing or calling:

The Guardian Insurance & Annuity Company, Inc.

Customer Service Office

P.O. Box 26210

Lehigh Valley, Pennsylvania 18002

1-800-221-3253

Read the Prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the Prospectus.

B-1

SERVICES TO THE SEPARATE ACCOUNT

The Guardian Insurance & Annuity Company, Inc. (“GIAC”) maintains the books and records of The Guardian Separate Account R (the “Separate Account”). GIAC, a wholly owned subsidiary of The Guardian Life Insurance Company of America, acts as custodian of the assets of the Separate Account. GIAC bears all expenses incurred in the operations of the Separate Account, except the mortality and expense risk charge and the administrative charge (as described in the Prospectus), which are borne by the contract owner.

Guardian Investor Services LLC (“GIS”), a wholly owned subsidiary of GIAC, serves as principal underwriter for the Separate Account pursuant to a distribution and service agreement between GIAC and GIS. The contracts are offered continuously and are sold by GIAC insurance agents who are registered representatives of either Park Avenue Securities LLC (“PAS”) or of other broker-dealers which have selling agreements with GIS and GIAC. In the years 2012, 2011 and 2010, GIAC paid commissions through GIS and PAS with respect to the sales of variable annuity contracts in the amount of $106,652,852, $83,040,563 and $58,532,089, respectively.

ANNUITY PAYMENTS

The objective of the contract is to provide benefit payments (known as annuity payments) which will increase at a rate sufficient to maintain purchasing power at a constant level. For this to occur, the actual net investment return must exceed the assumed investment return by an amount equal to the rate of inflation. Of course, no assurance can be made that this objective will be met. If the assumed interest return were to be increased, benefit payments would start at a higher level but would increase more slowly or decrease more rapidly. Likewise, a lower assumed interest return would provide a lower initial payment with greater increases or lesser decreases in subsequent annuity payments.

Value of an Annuity Unit: The value of an annuity unit is determined independently for each of the variable investment options. For any valuation period, the value of an annuity unit is equal to the value for the immediately preceding valuation period multiplied by the annuity change factor for the current valuation period. The annuity unit value for a valuation period is the value determined as of the end of such period. The annuity change factor is equal to the net investment factor for the same valuation period adjusted to neutralize the assumed investment return used in determining the annuity payments. The net investment factor is reduced by (a) the contract charges, and if applicable, any optional death benefit rider charge on an annual basis during the life of the contract. The dollar amount of any payment due after the first payment under a variable investment option will be determined by multiplying the number of annuity units by the value of an annuity unit for the valuation period ending ten (10) days prior to the valuation period in which the payment is due.

Determination of the First Annuity Payment: At the time annuity payments begin, the value of the contract owner’s account is determined by multiplying the accumulation unit value on the valuation period ten (10) days before the date the first annuity payment is due by the corresponding number of accumulation units credited to the contract owner’s account as of the date the first annuity payment is due, less any applicable premium taxes not previously deducted.

The contracts contain tables reflecting the dollar amount of the first monthly payment which can be purchased with each $1,000 of value accumulated under the contract. The amounts depend on the fixed annuity payout option selected, the mortality table used under the contract (the 1983 Individual Mortality Table projected using Scale G) and the nearest age of the Annuitant. The first annuity payment is determined by multiplying the benefit per $1,000 of value shown in the contract tables by the number of thousands of dollars of value accumulated under the contract. Currently, we are using annuity purchase rates we believe to be more favorable to you than those in your contract. We may change these rates from time to time, but the rate will never be less favorable to you than those guaranteed in your contract.

TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.

Diversification Requirements. The Internal Revenue Code of 1986, as amended (“Code”) requires that the investments of each investment division of the separate account underlying the contracts be “adequately diversified” in order for the

B-2

contracts to be treated as annuity contracts for Federal income tax purposes. It is intended that each investment division, through the fund in which it invests, will satisfy these diversification requirements.

Owner Control. In some circumstances, owners of variable contracts who retain excessive control over the investment of the underlying separate account assets may be treated as the owners of those assets and may be subject to tax on income produced by those assets. Although published guidance in this area does not address certain aspects of the contracts, such as the flexibility of an owner to allocate premium payments and transfer amounts among the investment divisions of the separate account, we believe that the owner of a contract should not be treated as the owner of the separate account assets. We reserve the right to modify the contracts to bring them into conformity with applicable standards should such modification be necessary to prevent owners of the contracts from being treated as the owners of the underlying separate account assets.

Required Distributions. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Code requires any non-qualified contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of a holder of the contract. Specifically, section 72(s) requires that (a) if any holder dies on or after the annuity commencement date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such holder’s death; and (b) if any holder dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such holder’s death. These requirements will be considered satisfied as to any portion of a holder’s interest which is payable to or for the benefit of a designated beneficiary and which is distributed over the life of such designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, provided that such distributions begin within one year of the holder’s death. The designated beneficiary refers to a natural person designated by the holder as a beneficiary and to whom ownership of the contract passes by reason of death. However, if the designated beneficiary is the surviving spouse of the deceased holder, the contract may be continued with the surviving spouse as the new holder.

The non-qualified contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise. The right of a spouse to continue the contract, and all contract provisions relating to spousal continuation are available only to a person who meets the definition of “spouse” under federal law. The federal Defense of Marriage Act currently does not recognize same-sex marriages or civil unions, even those which are permitted under individual state laws. Therefore the spousal continuation provisions of this contract will not be available to such partners or same-sex marriage spouses. Consult a tax advisor for more information on this subject.

Other rules may apply to qualified contracts.

VALUATION OF ASSETS OF THE SEPARATE ACCOUNT

The value of Fund shares held in each Investment Division at the time of each valuation is the redemption value of such shares at such time. If the right to redeem shares of a Fund has been suspended, or payment of redemption value has been postponed for the sole purpose of computing annuity payments, the shares held in the Separate Account (and corresponding annuity units) may be valued at fair value as determined in good faith by GIAC’s Board of Directors.

QUALIFIED PLAN TRANSFERABILITY RESTRICTIONS

Where a contract is owned in conjunction with a retirement plan qualified under the Code, a tax-sheltered annuity program or individual retirement account, and notwithstanding any other provisions of the contract, the contract owner may not change the ownership of the contract nor may the contract be sold, assigned or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than GIAC unless the contract owner is the trustee of an employee trust qualified under the Code, the custodian of a custodial account treated as such, or the employer under a qualified non-trusteed pension plan.

B-3

EXPERTS

The statutory basis balance sheets of GIAC as of December 31, 2012 and 2011 and the related statements of operations, of changes in surplus and of cash flows for each of the two years in the period ended December 31, 2012 and the statement of assets and liabilities of Separate Account R as of December 31, 2012 and the related statement of operations for the year then ended and the statement of changes in net assets for the two years in the period ended December 31, 2012 included in this Statement of Additional Information have been so included in reliance on the reports of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

B-4

The Guardian Separate Account R

PART C. OTHER INFORMATION

Item 24.	Financial Statements and Exhibits

(a)	The following financial statements have been incorporated by reference or are included in Part B:(3)

(1)	The Guardian Separate Account R:

Statement of Assets and Liabilities as of December 31, 2012

Statement of Operations for the Year Ended December 31, 2012

Statements of Changes in Net Assets for the Years Ended December 31, 2012 and 2011

Notes to Financial Statements

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

(2)	The Guardian Insurance & Annuity Company, Inc.:

Statutory Basis Balance Sheets as of December 31, 2012 and 2011

Statutory Basis Statements of Operations for the Years Ended December 31, 2012 and 2011

Statutory Basis Statements of Changes in Surplus for the Years Ended December 31, 2012 and 2011

Statutory Basis Statements of Cash Flows for the Years Ended December 31, 2012 and 2011

Notes to Statutory Basis Statements

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

(b)	Exhibits

Number	Description
1	Resolutions of the Board of Directors of The Guardian Insurance & Annuity Company, Inc. establishing Separate Account R(1)

2	Not Applicable

3	Underwriting and Distribution Contracts:

(a) Distribution and Service Agreement between The Guardian Insurance & Annuity Company, Inc. and Guardian Investor Services Corporation, as amended(1)

(b) Form of The Guardian Insurance & Annuity Company Selling Agreement(1)

4	(a) Specimen of ProFreedom Variable Annuity Contract(2)

(b) Specimen of ProStrategies Variable Annuity Contract(2)

(c) Highest Accumulation Value Death Benefit Rider (HAVDB)(2)

(d) Return of Premium Death Benefit Rider (ROPDB)(2)

(e) Deferred Income Annuity Payout Option Rider (DIA)(2)

(f) Fixed Payments to Age 100 Endorsement(2)

(g) Payment for a Period Certain Endorsement(2)

(h) Payments for a 10 Year Period Certain(1)

5	Form of Application for Variable Annuity Contract(1)

6	(a) Certificate of Incorporation of The Guardian Insurance & Annuity Company, Inc. dated March 2, 1970, as amended August 29, 1986 and December 21, 1999(1)

(b) By-laws of The Guardian Insurance & Annuity Company, Inc(1)

7	Not Applicable

8	Amended and Restated Agreement for Services and Reimbursement Therefor, between The Guardian Life Insurance Company of America and its Subsidiaries(1)

9	Opinion and consent of Counsel(3)

10	Consent of PricewaterhouseCoopers LLP(3)

11	Not Applicable

12	Not Applicable

(1)	Incorporated by reference to the Registration Statement on N-4 (Reg. No. 333-187762) as initially filed on April 5, 2013.
(2)	Filed herewith.
(3)	To be filed by amendment.

Item 25.	Directors and Officers of the Depositor

The following is a list of directors and officers of The Guardian Insurance & Annuity Company, Inc. (“GIAC”), the depositor of the Registrant. The principal business address of each director and officer is 7 Hanover Square, New York, New York 10004.

Name	Positions with GIAC
Michael B. Cefole	Director & President
Robert E. Broatch	Director
Donald P. Sullivan, Jr.	Director
Michael Slipowitz	Director & Senior Vice President & Corporate Chief Actuary
Thomas G. Sorell	Executive Vice President & Chief Investment Officer
Tracy L. Rich	Executive Vice President, General Counsel and Corporate Secretary
Richard T. Potter, Jr.	Senior Vice President & Counsel
Barry I. Belfer	Senior Vice President & Treasurer
Kimberly A. Flemm	Vice President, Retirement Services & Operations
Jason S. Frain	Vice President, 401(k) Product Management
John H. Walter	Vice President & Director of Finance
Bruce P. Chapin	Vice President, Corporate Tax
Gordon Bailey	Vice President & Chief Financial Officer
Douglas Dubitsky	Vice President, Product Management
James J. Consolati	Vice President, Retirement Services
Elizabeth Rogalin	Vice President & Chief Actuary, Retirement Solutions
Robert J. Varga	Vice President, National Accounts
Howard W. Chin	Managing Director
Robert J. Crimmins, Jr.	Managing Director
Thomas M. Donohue	Managing Director
Alexander M. Grant, Jr.	Managing Director
Jonathan C. Jankus	Managing Director
Howard G. Most	Managing Director
Robert A. Reale	Managing Director
Kevin Booth	Managing Director
Atanas H. Goranov	Managing Director & Derivatives Risk Officer
Leslie A. Barbi	Managing Director, Fixed Income Investments
Brian E. Keating	Managing Director, Private Placements
Linda Senker	Chief Compliance Officer

Item 26.	Persons Controlled by or under Common Control with Registrant

The following list sets forth the persons directly controlled by The Guardian Life Insurance Company of America (“Guardian Life”), the parent company of GIAC, the Registrant’s depositor, as of February 28, 2013. Those entities that are indented under another entity are subsidiaries of that entity and, therefore, indirect subsidiaries of Guardian Life.

Name	State of Incorporation or Organization	Percent of Voting Securities Owned
The Guardian Insurance & Annuity Company, Inc.	Delaware	100%
Guardian Baillie Gifford Limited	Scotland	51%
Park Avenue Securities LLC	Delaware	100%
Guardian Investor Services LLC	Delaware	100%
RS Investment Management Co. LLC	Delaware	87.54%
RS Investments (Hong Kong) Limited	HK	100% (indirectly owned)
RS Investments (UK) Limited	England	100% (indirectly owned)
RS Funds Distributor LLC	Delaware	100% (indirectly owned)
RS Invesment Management (Singapore) Pte Ltd.	Singapore	100% (indirectly owned)
Rs Fund General Partner, LLC	Delaware	100% (indirectly owned)
RS Invesment Management, LP	California	99.9% (indirectly owned)
Berkshire Life Insurance Company of America	Massachusetts	100%
Berkshire Acquisition LLC	Delaware	100%
Park Avenue Life Insurance Company	Delaware	100%
Family Service Life Insurance Company	Texas	100%
Sentinel American Life Insurance Company	Texas	100%
Managed Dental Care	California	100%
eMoney Advisor Holdings, LLC	Delaware	65%
eMoney Advisor, LLC	Delaware	65% (indirectly owned)
First Commonwealth, Inc.	Delaware	100%
First Commonwealth Limited Health Services Corporation	Illinois	100%
First Commonwealth of Illinois, Inc.	Illinois	100%
First Commonwealth of Missouri, Inc.	Missouri	100%
First Commonwealth Limited Health Service Corporation of Michigan	Michigan	100%
First Commonwealth Insurance Company	Illinois	100%
Managed DentalGuard, Inc.	Ohio	100%
Reed Group, Ltd.	Colorado	100%
Managed DentalGuard, Inc.	New Jersey	100%
Managed DentalGuard, Inc.	Texas	100%
Guardian CapCo, LLC	Delaware	100%
Lowe Capital Partners, LLC	Delaware	80%
Guardian LEIM, LLC	Delaware	100%
Lowe Enterprises Investment Management, LLC	Delaware	50%
Hanover Goodyear LLC	Delaware	100%
Innovative Underwriters, Inc.	New Jersey	100%
Guardian LCP Hospitality LLC	Delaware	100%
Guardian LCP Hospitality I LLC	Delaware	100%
Guardian LCP Hospitality Finance LLC	Delaware	100%
Guardian Quincy LLC	Delaware	100%
Hanover Acquisition LLC	Delaware	100%
Hanover Acquisition II LLC	Delaware	100%
Hanover Acquisition 3 LLC	Delaware	100%
Hanover Acquisition IV LLC	Delaware	100%
Hanover Acquisition 5 LLC	Delaware	100%
Guardian Ledges LLC	Delaware	100%
Guardian Shores, LLC	Delaware	100%
Guardian Wakefield LLC	Delaware	100%
Guardian Distributors, LLC	Delaware	100%
Guardian Bently LLC	Delaware	100%
Guardian Blossom Hill, LLC	Delaware	100%
Guardian/KW Blossom Hill, LLC	Delaware	85%
Guardian LIHTC 1 LLC	Delaware	100%
Guardian Juanita Village, LLC	Delaware	100%
RS High Yield Fund	Massachusetts	47.37%
RS High Yield Bond VIP Series	Massachusetts	27.28%
RS Capital Appreciation Fund	Massachusetts	15.77%
RS Global Growth Fund	Massachusetts	87.56%
RS Greater China Fund	Massachusetts	96.72%
RS Strategic Income Fund	Massachusetts	47.56%

The following list sets forth the entities directly controlled by GIAC for the benefit of various contract holders and, thus, indirectly controlled by Guardian Life, as of February 28, 2013:

Name	Place of Incorporation or Organization	Approximate Percentage of Voting Securities Owned by GIAC
RS Variable Products Trust	Massachusetts	100%

Item 27.	Number of Contract owners

Type of Contract	As of May 31, 2013
Non-Qualified	11,143
Qualified	30,402

Total	41,545

Item 28.	Indemnification

The By-Laws of The Guardian Insurance & Annuity Company, Inc. provide that the Company shall, to the fullest extent legally permissible under the General Corporation Law of the State of Delaware, indemnify and hold harmless officers and directors of the Corporation for certain liabilities reasonably incurred in connection with such person’s capacity as an officer or director.

The Certificate of Incorporation of the Corporation includes the following provision:

No director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law; (iii) under Section 164 of the Delaware General Corporation Law, or (iv) for any transaction for which the director derived an improper personal benefit.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.	Principal Underwriters

(a) Guardian Investor Services LLC (“GIS”) is the principal underwriter of the Registrant’s variable annuity contracts and it is also the principal underwriter of shares of the RS Variable Products Trust. The aforementioned variable products trust is registered with the SEC as a series of open-end management investment companies under the Investment Company Act of 1940, as amended (“1940 Act”). In addition, GIS is the distributor of variable annuity and variable life insurance contracts currently offered by GIAC through its separate accounts, The Guardian/Value Line Separate Account, The Guardian Separate Account A, The Guardian Separate Account B, The Guardian Separate Account C, The Guardian Separate Account D, The Guardian Separate Account E, The Guardian Separate Account F, The Guardian Separate Account K, The Guardian Separate Account M, The Guardian Separate Account N, The Guardian Separate Account Q, The Guardian Separate Account R, Separate Account 1 and Separate Account 2 which are all registered as unit investment trusts under the 1940 Act.

(b) The following is a list of each director and officer of GIS. The principal business address of each person is 7 Hanover Square, New York, New York 10004.

Name	Position(s) with GIS
Michael Cefole	Manager & Chairman
Robert E. Broatch	Manager
Michael Ferik	Manager
Tracy L. Rich	Executive Vice President, General Counsel & Corporate Secretary
Thomas G. Sorell	Executive Vice President & Chief Investment Officer
Donald P. Sullivan, Jr.	President
Barry I. Belfer	Senior Vice President & Treasurer
Philip Eichinger	Senior Vice President & National Sales Manager of Mutual Funds
Richard T. Potter, Jr.	Senior Vice President & Counsel
John H. Walter	Senior Vice President, Chief Financial Officer
Bruce P. Chapin	Vice President, Corporate Tax
Gregg Forger	Vice President, Internal Sales
Colin Lake	Vice President, National Sales Manager
James Lake	Vice President, National Sales Manager
Kurt J. Shallow	Vice President, Risk Products Distribution
Andrew M. Shainberg	Vice President & Chief Compliance Officer, Broker Dealer
James Tracy	Vice President, Investment Research Group
Robert J. Varga	Vice President, National Accounts
Michael J. Bessel	Managing Director & Chief Compliance Officer, Investment
Douglas B. Dubitsky	Vice president
Robert S. Chamerda	Vice president
Robert A. Reale	Vice president
Linda Senker	Vice president

(c) GIS, as the principal underwriter of the Registrant’s variable annuity contracts received, either directly or indirectly, the following commissions or other compensation from the Registrant during the last fiscal year.

Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commission	Compensation
N/A	N/A	N/A	N/A

Item 30.	Location of Accounts and Records

  Most of the Registrant’s accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by GIAC, the depositor, at its Customer Service Office, 3900 Burgess Place, Bethlehem, Pennsylvania 18017. Documents constituting the Registrant’s corporate records are also maintained by GIAC but are located at its Executive Office, 7 Hanover Square, New York, New York 10004.

Item 31.	Management Services

    None.

Item 32.	Undertakings

(a)	The Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payment under the variable annuity contracts may be accepted.

(b)	The Registrant hereby undertakes to include, as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information.

(c)	The Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

(d)	The Depositor, GIAC, hereby undertakes and represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by GIAC.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, The Guardian Separate Account R certifies that it has duly caused this Pre-effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and the State of New York on the 20th day of June, 2013.

The Guardian Separate Account R
(Registrant)

By:	THE GUARDIAN INSURANCE & ANNUITY
COMPANY, INC.
(Depositor)

By:	/s/ Richard T. Potter, Jr.
Richard T. Potter, Jr.
Senior Vice President and Counsel

As required by the Securities Act of 1933, this Pre-effective Amendment Registration Statement has been signed by the following directors and principal officers of The Guardian Insurance & Annuity Company, Inc. in the capacities and on the date indicated.

	/s/ Michael B. Cefole*	President & Director
Michael B. Cefole (Principal Executive Officer)

	/s/ Gordon Bailey	Vice President & Chief Financial Officer
Gordon Bailey
(Principal Financial Officer)

	/s/ Robert E. Broatch* Robert E. Broatch	Director

	/s/ Michael Slipowitz* Michael Slipowitz	Senior Vice President & Corporate Chief Actuary & Director

	/s/ Donald P. Sullivan, Jr.* Donald P. Sullivan, Jr.	Director

By:	/s/ Richard T. Potter, Jr. Richard T. Potter, Jr.	Date: June 20, 2013
Senior Vice President and Counsel

*	Pursuant to a Power of Attorney incorporated by reference to the Registration Statement on N-4 (Reg. No. 333-187762) as initially filed on April 5, 2013.

Exhibit Index

Number	Description

4 (a)	Specimen of ProFreedom Variable Annuity Contract

(b)	Specimen of ProStrategies Variable Annuity Contract

(c)	Highest Accumulation Value Death Benefit Rider (HAVDB)

(d)	Return of Premium Death Benefit Rider (ROPDB)

(e)	Deferred Income Annuity Payout Option Rider (DIA)

(f)	Fixed Payments to Age 100 Endorsement

(g)	Payment for a Period Certain Endorsement